As filed with the Securities and Exchange Commission on April 13, 2007

Registration No. [            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SILVER STATE BANCORP

(exact name of registrant as specified in its charter)

Nevada	88-0456212
(state or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

400 North Green Valley Parkway

Henderson, Nevada 89014

(702) 433-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corey L. Johnson

President and Chief Executive Officer

Silver State Bancorp

400 North Green Valley Parkway

Henderson, Nevada 89014

(702) 433-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert C. Azarow, Esq. Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400	Steven M. Plevin, Esq. Nixon Peabody LLP One Embarcadero Center San Francisco, CA 94111 (415) 984-8200

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.001 par value	3,824,905	$23.53	$90,000,000	$2,763

(1)	The proposed offering price is estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), a registration fee of $2,763 is being paid in connection with this filing based upon $23.53, the average of the bid and the asked price of the Common Stock reported on the OTC Bulletin Board on April 10, 2007.

The Registrant hereby amends this Registration on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED APRIL 13, 2007

             Shares

PRELIMINARY PROSPECTUS

SILVER STATE BANCORP

[LOGO]

Common Stock

We are a bank holding company based in Henderson, Nevada. We are offering [            ] shares of our common stock in this firm commitment public underwritten offering.

Our shares are currently listed on the OTC Bulletin Board under the symbol SSBX.OB. We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the trading symbol “SSBX.”

Investing in our common stock involves risks. Please read the “ Risk Factors” section beginning on page 8 for a discussion of factors that you should consider before you make your investment decision.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us(1)	$	$

(1)	This amount is the total before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated to be $ .

The underwriters also may purchase up to [            ] additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2007, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L.P.	HOWE BARNES HOEFER & ARNETT

The date of this prospectus is                     , 2007

[MAP OF LAS VEGAS AND ARIZONA SHOWING NUMBER OF SILVER STATE AND CHOICE BANK BRANCH OFFICES]

You should rely only on the information contained in this prospectus or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. The affairs of Silver State Bancorp and its subsidiaries including the business, financial condition, results of operations and other information included in this prospectus may have changed since that date.

i

SUMMARY

The following summary highlights selected information from this document and may not contain all the information that is important to you. To fully understand this offering, you should read this entire document carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements, before making a decision to invest in our common stock. Unless the context suggests otherwise, references in this prospectus to “we,” “us,” “our” or “Silver State” refer to Silver State Bancorp and our subsidiaries.

Our Business

We are a bank holding company headquartered in Henderson, Nevada. We conduct our operations primarily through Silver State Bank, a Nevada-chartered commercial bank, and through Choice Bank, an Arizona-chartered commercial bank that we acquired on September 5, 2006. Through our bank subsidiaries, we provide a wide range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers. Our lending activities historically have focused on:

•	Construction lending;

•	Land acquisition and development lending;

•	Commercial real estate lending;

•	Commercial and industrial lending; and

•	Business lending through the Small Business Administration, or SBA.

With our acquisition of Choice Bank, we also added a complementary residential real estate loan origination platform to our business.

On a consolidated basis, we had approximately $1.2 billion in assets, $1.0 billion in gross loans (excluding loans held for sale), $986.3 million in deposits and $106.6 million in stockholders’ equity, as of December 31, 2006.

Silver State Bank was founded in 1996 by a group of individuals with extensive community banking experience. In 1999, through a one bank holding company reorganization, Silver State Bank became the wholly-owned subsidiary of Silver State Bancorp. As of December 31, 2006, Silver State Bank is the third largest independent bank headquartered in Nevada, with $1.0 billion in assets, $892.0 million in gross loans (excluding loans held for sale) and $863.8 million in deposits. Silver State Bank has 10 full-service offices in the greater Las Vegas market area and we expect to open two additional full-service offices in this market area during the next 12 months.

Choice Bank is an Arizona-chartered commercial bank headquartered in Scottsdale, Arizona. As of December 31, 2006, Choice Bank had $165.3 million in assets, $123.6 million in gross loans (excluding loans held for sale) and $129.4 million in deposits. Choice Bank has two full-service offices in the Phoenix/Scottsdale market area and we expect to open two additional full-service offices in this market area during the next 12 months.

In addition to its banking subsidiaries, Silver State Bank operates nine loan production offices, or LPOs, which are located in Utah, Colorado, Washington, Oregon, California and Florida. Our LPOs primarily originate SBA loans, which, for the most part, we sell in the secondary market. To a lesser extent, our LPOs also originate commercial real estate loans primarily for sale into the secondary market. Our LPOs are established and staffed around personnel who are experienced SBA loan producers in their geographic market. According to recent lending statistics, Silver State Bank is the leading SBA lender in the State of Nevada as ranked by dollar volume. During 2006, Silver State Bank originated and closed $127 million in SBA loans.

Our executive office is located at 400 North Green Valley Parkway, Henderson, Nevada 89074. Our telephone number at this address is (702) 433-8300. Our website is www.silverstatebancorp.com. Information contained in, or accessible on, our website does not constitute a part of this prospectus.

Choice Bank Acquisition

We completed the acquisition of Choice Bank on September 5, 2006. The purchase price for this transaction, including the fair value of replacement stock options and acquisition costs, was $31.6 million. The cash consideration paid to Choice Bank stockholders was $28.7 million. Stock consideration was paid only to the option holders of Choice Bank in the form of replacement stock options. As part of the transaction, Choice Bank became a wholly owned subsidiary of Silver State Bancorp. At the time we acquired Choice Bank, it had approximately $138.1 million in assets, $103.5 million in deposits and $98.3 million in gross loans. Choice Bank was primarily a residential construction and residential mortgage lender. We believe that Choice Bank’s strength in residential real estate lending, in particular higher balance residential mortgage loans, and Silver State Bank’s strength in commercial lending has provided both of our subsidiary banks with an opportunity to learn from each other to build the product offerings of each bank.

We acquired Choice Bank primarily because of the success of our LPO in the Phoenix/Scottsdale market area, which provided us the opportunity to evaluate this market in a cost efficient manner. While Choice Bank has historically focused on residential construction and residential mortgage lending, we believe that the success of our LPO, when combined with the Choice Bank personnel, should provide us with a strong likelihood of success in generating deposits and deploying our commercial lending skills and experience.

Our Market Areas

We currently operate in what we believe to be several of the most attractive markets in the Western United States:

•	Nevada. In Nevada, we operate in the greater Las Vegas market area.

•	Arizona. In Arizona, we operate in the Phoenix/Scottsdale market area.

•	SBA Lending. We view our SBA lending market to be Nevada and Arizona, in addition to Utah, Colorado, Washington, Oregon, California and Florida, where we currently have LPOs.

According to ESRI, a geographic information system technology firm, the greater Las Vegas market area, in terms of population growth, has been the fifth fastest growing metropolitan area in the United States in the last six years, having grown almost 34% since 2000, almost five times the national population growth rate. This population growth is expected to continue over the next five years, at a rate of 26%, which is almost four times the national rate. Household income growth has tracked population growth, having risen almost 24% in the last six years, and is expected to grow another 18% through 2011. The area’s economic strength is anchored by the gaming industry, as well as by the presence of five Fortune 500 companies headquartered in Las Vegas.

The Phoenix/Scottsdale market area is the largest metropolitan area by population in the state of Arizona. Eight of Arizona’s top ten businesses by revenue are headquartered in the Phoenix/Scottsdale market area, which is one of the reasons for the area’s rapid income growth. The Phoenix/Scottsdale market area currently has the highest household income and per capita income in the state — at $56,481 and $28,057, respectively. The median household income is 10% higher than the national average, and is projected to increase another 22% over the next five years. This rapid income and population growth has driven growth in the banking sector, with total deposits in this market area increasing by over 92%, from $29.2 billion in 2000 to $56.0 billion in 2006.

The rapid population growth in our markets and the resultant growth in the local economies has provided us and should continue to provide us with significant lending and deposit gathering opportunities in the future. The growth in the greater Las Vegas market area, our primary market, has been driven by a variety of factors, including a service economy associated with the hospitality and gaming industries, the historic availability of affordable housing, the lack of a state income tax, and a growing base of senior and retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide a broader range of financial products and services.

Our Operating Strategy

Our operating strategy has been to focus on the origination of construction loans and land acquisition and development loans for both commercial and residential projects, commercial real estate loans and commercial and industrial loans. Since the inception of Silver State Bank, the Las Vegas economy, and in particular the real estate market, has experienced significant growth that has increased the demand for our construction, land and commercial loan products. We believe that our experienced lending team has been instrumental in our growth in these areas because of their long standing relationships with local developers who have been very active in real estate construction and development. We also believe that our flexibility and personalized service to our commercial banking customers distinguishes us from other financial institutions operating in our market.

A key aspect of our current operating strategy is to leverage our real estate and commercial banking experience in the greater Las Vegas market area and replicate that business model in the Phoenix/Scottsdale market area. Our acquisition of Choice Bank has provided us an entry to this market and expands the banking services of our former LPO in this respect.

Our operating strategy has resulted in significant growth for Silver State Bancorp. Specifically, from December 31, 2002 to December 31, 2006, we increased:

•	total assets from $378.6 million to $1.2 billion;

•	gross loans from $287.1 million to $1.0 billion;

•	total deposits from $290.9 million to $986.3 million; and

•	total stockholders’ equity from $22.0 million to $106.6 million.

The primary source of funding for our asset growth has been the generation of core deposits which we accomplished by a combination of competitive pricing for local deposits coupled with expansion of our branch system. We have added three new branch offices over the past five years in the greater Las Vegas market area. Our acquisition of Choice Bank provided us with an entry point into the Phoenix/Scottsdale market with its two branch offices and the opportunity to establish new branches in this market. We have also supplemented our deposit gathering through the use of borrowings, primarily from the Federal Home Loan Bank, or FHLB.

To support our asset growth we have pursued a strategy of growing and retaining our earnings, while supplementing capital through private placements of common stock. In 2004, we raised $4.9 million of net proceeds through a private placement and in 2006 we raised $10.7 million through another private placement. We have also added to regulatory capital through the issuance of junior subordinated debt to statutory trusts that have in turn privately issued trust preferred securities. The junior subordinated debt securities are generally included in Tier 1 capital for regulatory purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” At December 31, 2006, we had $38.7 million outstanding of junior subordinated debt.

Our earnings success has resulted from a strong net interest margin reflecting the attractive yields we earn on our loan products coupled with a strong focus on asset quality and operating efficiency. For the year ended December 31, 2006, we had the following financial highlights:

•	net interest margin of 6.2%;

•	efficiency ratio of 44.0%; and

•	non-performing assets to total assets of 0.07%.

Our Growth Strategy

We intend to continue to expand our business by building on our successful operating strategy in a two-pronged approach: (i) internal organic growth through market penetration and new branches and (ii) external growth through acquisitions and formation of new banks. We currently expect our growth in the greater Las Vegas and Phoenix/Scottsdale markets to be the result of organic growth, while growth in new markets will likely be achieved through acquisition and formation of new banks. Specifically, our growth strategy includes:

•

In-market growth through the continued opening of additional new full service branches. We operate in what we believe to be two highly attractive markets with superior growth prospects. Both of our market areas have high per capita income and are expected to experience some of the fastest population growth in the country. We opened one new full-service branch in Nevada in 2006. During 2007, we expect to open two additional branches in Nevada and two additional branches in Arizona. We plan to open additional branches in 2008 and beyond as conditions permit in order to expand our funding base.

•

Focusing on new markets with attractive growth prospects. We continuously evaluate new markets in the Western United States with similar growth characteristics as our primary markets as possible markets for expansion. We are currently looking to expand in Northern Nevada, Southern California and Utah, as we believe these markets are likely to experience significant growth in construction and land development. This growth and the impact it is likely to have in these markets should create demand for the type of lending that makes up our core competencies. We would expect to implement this aspect of our growth strategy through the formation of additional new banks or the acquisition of existing commercial banks in these markets.

•

SBA Lending Growth. Our primary markets for SBA lending have been in the Western United States and, most recently, Florida through our SBA LPOs. We plan on opening new LPOs to capitalize on our SBA lending experience as opportunities arise. Our growth in new markets will be dependent on our ability to attract seasoned loan officers with experience and knowledge of the markets in which they operate.

Management

We have assembled a senior management team with great depth and breadth of experience in the financial services industry. Each of our executive officers has worked in the financial services industry for at least 17 years. The five most senior members of our management team, which includes our President and Chief Executive Officer, our Chief Operating and Chief Financial Officer, the President of Silver State Bank, our Executive Vice President — Commercial Real Estate Lending and our Executive Vice President — Credit Administrator, founded the institution or joined the institution shortly after inception. The most recent addition to our senior management team is our Chief Risk Officer, who has over 15 years of experience in various capacities at the Federal Deposit Insurance Corporation, or FDIC, including senior bank examiner.

The Offering

Common Stock Offered	[ ] shares(1)

Common stock to be outstanding immediately after this offering	[ ] shares(2)

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $[            ] million, or $[            ] million if the over-allotment is exercised in full by the underwriters, assuming an initial public offering price of $[            ] per share.

We expect to contribute approximately $[            ] million of the net proceeds to our bank subsidiaries, and will retain the remainder at our holding company. We will use the net offering proceeds for general corporate purposes, including but not limited to the formation of additional new banks in new market areas with attractive growth prospects, the acquisition of other commercial banks or financial services companies, the addition of new branches in existing and contiguous markets and the development of additional products or services. We have no understandings, agreements or definitive plans concerning any specific markets or acquisitions. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 8 for a description of material risks related to an investment in our common stock.

Dividend policy

We have never declared or paid cash dividends on our common stock. For the foreseeable future, the board of directors intends to follow a policy of retaining earnings for the purpose of increasing our capital to support additional growth. See “Dividend Policy.”

Nasdaq Global Market Symbol	We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the trading symbol “SSBX.”

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional [ ] shares.
(2)	Based on shares of common stock outstanding as of December 31, 2006. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to [ ] shares comprised of: up to [ ] shares issuable by us upon exercise of the underwriters’ over-allotment option; [ ] shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $[ ] per share; and an aggregate of [ ] shares reserved for future issuance under our stock option plan.

Summary Consolidated Financial and Other Data

The summary information presented below at or for each of the years presented is derived in part from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our audited consolidated financial statements and notes beginning on page F-1. On September 5, 2006, we acquired Choice Bank. The results of operations for 2006 include the operations of Choice Bank for the period from September 5, 2006 to December 31, 2006.

	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except for share and per share data)
Selected Income Data:
Interest income	$89,906	$57,086	$33,873	$25,952	$20,741
Interest expense	32,556	15,761	8,344	8,219	8,185

Net interest income	57,350	41,325	25,529	17,733	12,556
Provision for loans losses	2,821	2,350	1,750	2,325	1,266

Net interest income after provision for loan losses	54,529	38,975	23,779	15,408	11,290
Non-interest income	5,917	4,779	4,542	3,723	3,407
Non-interest expense	27,827	19,846	15,339	12,875	11,359

Income before income taxes	32,619	23,908	12,982	6,256	3,338
Provision for income taxes	11,743	8,281	4,464	2,155	1,093

Net income	$20,876	$15,627	$8,518	$4,101	$2,245

Share Data:
Earnings per share — basic	$1.58	$1.27	$0.72	$0.44	$0.24
Earnings per share — diluted	1.52	1.19	0.70	0.38	0.21
Book value per share	7.79	5.11	3.59	2.73	2.34
Tangible book value per share	6.33	5.11	3.59	2.73	2.34
Shares outstanding at period end	13,687,109	12,463,798	12,119,898	9,384,384	9,368,320
Weighted average shares outstanding — basic	13,173,918	12,353,391	11,831,392	9,321,920	9,653,936
Weighted average shares outstanding — diluted	13,750,641	13,153,299	12,194,508	10,774,384	10,699,984
Selected Balance Sheet Data:
Cash and cash equivalents	$35,479	$49,773	$84,129	$34,759	$19,985
Investments and other securities	65,324	73,247	60,784	45,902	50,235
Loans held for sale	34,053	11,861	9,379	4,182	3,018
Gross loans, including net deferred loan fees	1,015,643	646,179	523,391	386,721	287,131
Allowance for loan losses	11,200	8,314	6,051	4,768	3,546
Assets	1,209,518	806,297	700,715	489,525	378,611
Deposits	986,271	645,465	572,330	392,441	290,892
Junior subordinated debt	38,661	18,042	18,042	12,887	7,500
Stockholders’ equity	106,628	63,694	43,450	25,665	21,957
Selected Other Balance Sheet Data:
Average assets	$980,287	$747,058	$571,950	$437,623	$330,696
Average interest-earning assets	928,250	708,909	538,532	402,782	303,724
Average stockholders’ equity	88,016	52,710	36,979	23,133	20,834

	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002
Selected Capital Ratios:
Leverage ratio	10.5%	10.4%	8.8%	7.1%	7.5%
Tier 1 risk-based capital ratio	10.5	10.9	9.3	7.8	8.6
Total risk-based capital ratio	11.6	12.2	11.4	9.8	9.8
Selected Financial and Performance Data:
Return on average assets	2.1%	2.1%	1.5%	0.9%	0.7%
Return on average stockholders’ equity	23.7	29.6	23.0	17.7	10.8
Net interest rate spread(1)	5.2	5.0	4.2	4.0	3.6
Net interest margin(2)	6.2	5.8	4.7	4.4	4.1
Efficiency ratio(3)	44.0	43.0	51.0	60.0	71.2
Loan to deposit ratio	103.0	100.1	91.4	98.5	98.7
Average earning assets to average interest-bearing liabilities	129.2	137.0	136.6	120.5	119.5
Average stockholders’ equity to average assets	9.0	7.1	6.5	5.3	6.3
Selected Asset Quality Ratios:
Non-performing loans to gross loans(4)	0.01%	0.19%	0.09%	1.23%	2.31%
Non-performing assets to total assets(5)	0.07	0.15	0.15	0.97	1.76
Allowance for loan losses to gross loans	1.1	1.3	1.2	1.2	1.2
Allowance for loan losses to non-performing loans	8,484.8	683.2	1,276.6	100.5	53.4
Net charge-offs to average loans outstanding	0.07	0.01	0.11	0.33	0.01
Number of full service branch offices	12	9	9	8	8

(1)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Efficiency ratio represents non-interest expenses as a percentage of the total of net interest income plus non-interest income.
(4)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.
(5)	Non-performing assets include non-performing loans plus other real estate owned.

RISK FACTORS

You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business could be harmed by any or all of these risks. The trading price of our common stock could decline significantly due to any of these risks, and you may lose all or part of your investment. In assessing these risks you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related To Our Business

Our current primary market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could hurt our business and our prospects.

Our business is currently concentrated in the greater Las Vegas market area. The economy of the greater Las Vegas market area is unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively affects the gaming or tourism industry will adversely affect the Las Vegas economy.

Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign. Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. A terrorist act, or the mere threat of a terrorist act, may adversely affect gaming and tourism and the Las Vegas economy and may cause substantial harm to our business.

In addition, Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, such as California, as a result of changes in laws or otherwise, or the expansion of gaming operations in other countries could significantly reduce gaming revenue in the Las Vegas area.

Although we have no substantial customer relationships in the gaming and tourism industries, a general downturn in the Las Vegas economy, could have an adverse effect on our customers and result in an increase in loan delinquencies and foreclosures, a reduction in the demand for our products and services and a reduction in the value of the collateral for our loans which could result in the reduction of a customer’s borrowing power, any of which could adversely affect our business, financial condition and results of operations.

The greater Las Vegas and Phoenix/Scottsdale economies each have grown dramatically during the past several years. The failure of these economies to sustain such growth in the future could seriously affect Silver State’s ability to grow.

Las Vegas and Phoenix, the primary markets in which we operate, each have experienced dramatic economic growth for many years, which has fueled a demand for our loans and deposit products. Failure to sustain this growth or deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in the Las Vegas area (which is our single largest market), could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans. These events could have an adverse effect on our profitability and asset quality.

Future development in the greater Las Vegas and Phoenix/Scottsdale areas may be subject to the availability of water. We cannot assure that governmental officials will not impose building moratoria, restrictive building requirements, water conservation measures, or other measures to address water shortages. Such restrictions could curtail future development, which has been a source of growth in our loan portfolio, or make living conditions less desirable than current conditions, which could reduce the influx of new residents from current levels and have an adverse effect on our ability to grow and generate loans.

Land values in Nevada are influenced by the amount of land sold by the federal Bureau of Land Management, which controls 87% of Nevada’s land, according to the Nevada State Office of the Bureau of Land Management. Changes to the federal Bureau of Land Management distribution policies on Nevada land could adversely affect the value of Nevada real estate, which in turn could have an adverse effect on our loan portfolio and our ability to generate loans in the future.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Changes in the interest rate environment can affect both our net interest income and our non-interest income. Floating rate loans, short-term borrowings and savings and time deposit rates are generally influenced by short-term rates. During 2006, the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, raised the overnight borrowing, or the Federal funds rate, four times, for a total increase of 100 basis points since December 31, 2005, with the Federal funds rate ending the year at 5.25%. Our prime lending rate had a corresponding increase, from 7.25% to 8.25%, resulting in an increase in the rates on floating rate loans as well as the rates on new fixed-rate loans. More significantly, the increase in short-term rates also resulted in increased funding costs, with short-term borrowings immediately repricing to higher rates and deposit rates, although more discretionary, increasing due to competitive pressures. Additionally, as rates increased customers shifted funds from lower rate core demand and savings accounts to fixed-rate certificates of deposit in order to lock in higher rates. This had a negative impact on our net interest income and net interest margin in the fourth quarter of 2006. In addition, if interest rates remain stable over the short term, we would anticipate our deposits to reprice upward resulting in a continued negative impact on our net interest income and net interest margin.

In the future, our earnings may be adversely affected by a decrease in interest rates because the majority of our interest-earning assets are variable rate instruments that will reprice faster than our interest-bearing liabilities, which may result in further compression of our net interest margin.

Because we compete primarily on the basis of the interest rates we offer depositors and the terms of loans we offer borrowers, our margins could decrease if we are required to increase deposit rates or lower interest rates on loans in response to competitive pressures.

We face intense competition both in making loans and attracting deposits. The Las Vegas and Phoenix/Scottsdale market areas have a high concentration of financial institutions, many of which are branches of large national and regional banks, which have resulted from the consolidation of the banking industry in our market areas and surrounding states. Some of these competitors have significantly greater resources than we do and may offer services that we do not provide such as trust and investment related services. Customers who seek “one stop shopping” may be drawn to these institutions.

We compete primarily on the basis of the rates we pay on deposits and the rates and other terms we charge on the loans we originate, as well as the quality of our customer service. Our competition for loans comes principally from commercial banks, savings institutions, credit unions, finance companies and insurance companies operating locally and elsewhere. Price competition for loans is expected to adversely affect the yields we can obtain on our loan portfolio. Price competition for deposits has adversely affected our ability to generate low cost core deposits in our primary market areas sufficient to fund our asset growth. As a result we have sought alternative funding through borrowings and may need to more aggressively price our deposit products resulting in an increase in our costs of funding and a reduction in our net interest margin.

Our most direct competition for deposits comes from commercial banks, savings banks, savings and loan associations and credit unions. There are large national and regional financial institutions operating throughout our market areas, and we also face strong competition from other community-based financial institutions. If interest rates continue to rise, we would expect to face additional significant competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies, in addition to national and regional financial institutions. To the extent the equity markets continue to improve, we would also expect significant competition from brokerage firms and mutual funds. Price competition for deposits might result in us attracting or retaining fewer deposits or paying more on our deposits.

Our growth and expansion strategy may not prove to be successful and our market value and profitability may suffer.

Growth through acquisitions of banks or the organization of new banks in high-growth markets, including in markets outside of our current markets, represents an important component of our business strategy. At this time, we have no agreements or understandings to acquire any financial institutions or financial services providers. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating operations and personnel;

•	potential disruption of our ongoing business; and

•

inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems.

We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to identify successfully and acquire suitable acquisition targets on acceptable terms and conditions.

In addition to the acquisition of existing financial institutions, we may consider the organization of new banks in new market areas. We do not have any current plan to organize a new bank. Any acquisition or organization of a new bank carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses during the application and organizational phases, and the first years of operation of the new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability growth.

If we continue to grow rapidly as planned, we may not be able to control costs and maintain our asset quality.

We expect to continue to grow our assets and deposits, the products and services which we offer and the scale of our operations, generally, both internally and through acquisitions. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially adversely affect our financial performance.

We may have difficulty managing our growth, which may divert resources and limit our ability to expand our operations successfully.

Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches and banks. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

Our growth could be hindered unless we are able to recruit additional qualified employees.

The markets in which we operate are experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated executives and employees at every level, and, in particular, experienced loan officers and branch managers. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.

Our business would be harmed if we lost the services of one or more of our senior management team or senior relationship bankers.

We believe that our success to date has been substantially dependent on our senior management team, which includes Corey L. Johnson, our President and Chief Executive Officer, Michael J. Threet, our Chief Operating and Chief Financial Officer, Calvin D. Regan, President of Silver State Bank, Douglas E. French, our Executive Vice President — Commercial Real Estate Lending, and certain of our senior relationship bankers. We also believe that our prospects for success in the future are dependent on retaining our senior management team and senior relationship bankers. In addition to their skills and experience as bankers, these persons provide us with extensive community ties upon which our competitive strategy is based. The loss of the services of any of these persons could have an adverse effect on our business if we are unable to replace them with equally qualified persons who are also familiar with our market areas.

We have a limited operating history and have not been through a variety of business cycles. This makes it difficult to evaluate our future prospects and may increase the risk that we will continue to be successful.

We began operations in 1996 and since that time the Las Vegas market has had 10 years of positive economic growth. As a result, we do not have an operating history during a variety of business cycles for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter if the Las Vegas and/or the Phoenix/Scottsdale economies experience a downturn. We may not be able to address these risks and difficulties successfully, which could materially harm our business and operating results. In particular, to the extent we were to experience a downturn in the local and regional economy following our rapid growth, our business, financial condition and results of operations may be adversely affected.

Changes in the regulation of financial services companies could adversely affect our business.

Proposals for further regulation of the financial services industry are continually being introduced in Congress and various state legislatures. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that one or more legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business.

Many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may negatively affect our earnings and overall financial condition, as well as the value of our common stock. Also, some of our loans have been made over the last three years and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. Additions to our allowance for loan losses decrease our net income. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated during this period we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions.

Our dependence on loans secured by real estate subjects us to risks relating to fluctuations in the real estate market and related interest rates, environmental risks and legislation that could result in significant additional costs and capital requirements that could adversely affect our assets and results of operations.

A significant portion of our loan portfolio is secured by real estate. Real estate served as the principal source of collateral with respect to approximately 89% of our loan portfolio at both December 31, 2006 and December 31, 2005. Our markets have experienced a sharp increase in real estate values in recent years, in part as the result of historically low interest rates. A decline in economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock.

Acts of nature which may cause uninsured damage and other loss of value to real estate that secures these loans may also adversely affect our financial condition. In the course of business, we may acquire, through foreclosure, properties securing loans that are in default. In commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties or could find it difficult or impossible to sell the affected properties, which could adversely affect our business, financial condition and operating results.

In December 2006, banking regulators issued guidance regarding high concentrations of real estate loans within bank lending portfolios. The guidance requires institutions that exceed certain levels of real estate lending to maintain higher capital ratios than institutions with lower concentrations, if they do not have appropriate risk management policies and practices in place. Although our management believes it has implemented appropriate risk management policies and practices, there are no guarantees that our regulators will reach the same conclusions at each examination. A contrary regulatory conclusion could adversely affect our business and result in a requirement for increased capital levels, and capital may not be available at that time.

Our concentration in real estate construction and land loans subjects us to risks such as inadequate security for repayment of those loans and fluctuations in the demand for those loans based on changes in the real estate market.

We have a high concentration in real estate construction and land loans. At December 31, 2006, approximately 30% of our lending portfolio was classified as real estate construction loans and 30% of our lending portfolio was classified as land loans. Construction lending involves additional risks when compared to permanent residential or commercial real estate lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to determine accurately the total funds required to complete a project and the related loan-to-value ratio. Construction lending also typically involves higher loan commitment levels than residential lending.

In addition, during the term of a construction loan, no payment from the borrower typically is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction and may incur a loss.

Land loans involve additional risks because the length of time from financing to completion of a development project is significantly longer than for a traditional construction loan, which makes them more susceptible to declines in real estate values, declines in overall economic conditions which may delay the development of the land and changes in the political landscape that could affect the permitted and intended use of the land being financed. In addition, during this long period of time from financing to completion, the collateral does not generate any cash flow to support the debt service.

Our earnings are significantly affected by our continued ability to originate, sell and service SBA loans.

Our earnings are significantly affected by our ability to generate new SBA loans, as our net income generated from SBA activities is significant. Approximately 70% of our other non-interest income for 2006 was generated from the sale of loans, which primarily represented the sale of SBA loans. Increases in interest rates and changes in other economic conditions could result in decreased SBA loan demand as well as lower gains on sale.

SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continuation of the program, with a resulting potential adverse financial effect on our business. Currently, the maximum limit on individual SBA 7A loans is $2 million. Any reduction in this level could adversely affect the volume of our business. Since our SBA business constitutes a significant portion of our lending program, our dependence on this government program and its periodic uncertainty relative to availability of the program funding and its general availability creates greater risk for our business than do more stable aspects of our business.

Our business is subject to liquidity risk, and changes in our source of funds may adversely affect our performance and financial condition by increasing our cost of funds.

Our ability to make loans is directly related to our ability to secure funding. Core deposits are our primary source of liquidity. We also use the national certificate of deposit, or CD, markets, which are generally CDs purchased by other financial institutions, and brokered CDs. Both the national CD market and brokered CDs are rate sensitive. We also rely on advances from the FHLB of San Francisco as a funding source. Payments of principal and interest on loans and sales and participations of eligible loans are also a primary source for our liquidity needs. Primary uses of funds include withdrawal of and interest payments on deposits, originations of loans and payment of operating expenses. Core deposits represent a significant source of low-cost funds. Alternative funding sources such as large balance time deposits or borrowings are a comparatively higher-cost source of funds. Liquidity risk arises from the inability to meet obligations when they come due or to manage unplanned decreases or changes in funding sources. Although we believe we can continue to pursue our core deposit funding strategy successfully, significant fluctuations in core deposit balances may adversely affect our financial condition and results of operations.

A large percentage of our deposits is attributable to a relatively small number of customers, and the loss of even a few of these customers may have a material adverse effect on our liquidity and results of operations.

Our 20 largest depositors accounted for 34% of our deposits at December 31, 2006. Although we believe that we have adequate liquidity to manage the loss of one or more of these customers, we would need to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.

Our business and results of operations could be harmed due to litigation associated with the collapse of Southwest Exchange, Inc. or Southwest Exchange.

Southwest Exchange, a former customer of Silver State Bank, is currently under investigation for the loss of funds belonging to Southwest Exchange’s customers, which loss has been estimated in newspaper articles to exceed $100.0 million. Southwest Exchange maintained certain deposit accounts with Silver State Bank. Although Southwest Exchange did not maintain custody or escrow accounts at Silver State Bank in the name of or for the benefit of customers of Southwest Exchange, Silver State Bank may become involved in protracted litigation as a result of the activities of Southwest Exchange. We previously were named as a defendant in one such lawsuit and, by agreement of the plaintiff, were dismissed from the lawsuit without prejudice. We were recently named as a defendant in a second such action (along with 28 other named defendants), but have not yet been served with the complaint. The amount in question in this lawsuit is approximately $4.9 million. We believe the allegations against us in this lawsuit are without merit and we intend to vigorously defend this and any other future lawsuits pertaining to this matter. However, if we are not dismissed from this lawsuit or are included in other litigation regarding Southwest Exchange, our employees, officers and directors may be required to expend substantial amounts of time in connection with such litigation which will prevent them from concentrating on our normal business. In addition, we may be required to spend substantial sums on legal representation in connection with any such litigation.

Risks Related To The Offering

Our Articles of Incorporation and Code of Bylaws and certain laws and regulations may prevent certain transactions, including a sale or merger of Silver State Bancorp, which may adversely affect the price of our common stock.

Provisions of our Articles of Incorporation and Code of Bylaws, federal regulations and various other factors may make it more difficult for companies or persons to acquire control of us without the consent of our Board of Directors. The factors that may discourage takeover attempts or make them more difficult include:

•	Articles of Incorporation, Code of Bylaws and statutory provisions. Provisions of our Articles of Incorporation and Code of Bylaws and of Nevada law may make it more difficult and expensive to pursue a takeover attempt that our Board of Directors opposes. These provisions also make more difficult the removal of our current directors or management, or the election of new directors. These provisions include:

•	limitations on voting rights of the beneficial owners of more than 10% of our common stock;

•	supermajority voting requirements for certain business combinations and changes to some provisions of our Articles of Incorporation and Code of Bylaws;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of stockholder proposals and nominations;

•	provisions restricting the calling of special meetings of stockholders;

•	the absence of cumulative voting by stockholders in the election of directors; and

•	limitations imposed by Nevada law on business transactions with certain significant stockholders.

•

Bank Regulatory Approvals. The acquisition of specified amounts of our common stock (in some cases, the acquisition of more than 5% of our common stock) may require certain regulatory approvals, including the approval of the Federal Reserve and one or more of our state banking regulatory agencies. The filing of applications with these agencies and the accompanying review process can take several months. Additionally, any corporation, partnership or other company that becomes a bank holding company as a result of acquiring control of us would become subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act.

•

Significant ownership by directors and executive officers. Following the offering, our directors and executive officers, directly and through our employee stock benefit plans, are expected to own in the aggregate approximately         % of our common stock to be outstanding. This significant percentage ownership by our directors and executive officers could make it more difficult to obtain the required vote for a takeover or merger that management opposes.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, will beneficially own approximately         % of our common stock immediately following this offering. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors. The interests of our officers and directors may conflict with the interests of other holders of our common stock, and they may take actions affecting our company with which you disagree.

Our banks’ ability to service our corporate debt and pay dividends is subject to regulatory limitations, which, to the extent we are not able to access those funds, may impair our ability to accomplish our growth strategy and pay our operating expenses.

We expect to use our earnings as capital for operations and expansion of our business. Silver State Bancorp is a legal entity separate and distinct from our subsidiary banks. Since we are a holding company with no significant assets other than the capital stock of our subsidiaries, we depend upon dividends from our subsidiaries for a substantial part of our revenue. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our subsidiaries. Our subsidiaries’ ability to pay dividends to us is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and each of those subsidiaries, which limit the amount that may be paid as dividends without prior approval. In addition, if any required payments on outstanding trust preferred securities are not made, we will be prohibited from paying dividends on our common stock.

We currently do not pay a dividend on our common stock. For the foreseeable future, our Board of Directors intends to follow a policy of retaining earnings for the purpose of increasing our capital and supporting additional growth.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have outstanding approximately              shares of common stock. All of the shares sold in this offering will be freely tradable, except for any shares purchased by our affiliates, as that term is defined by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Approximately              million shares of common stock, as well as              shares of common stock underlying our outstanding options, will be available for sale in the public      days after the date of this prospectus following the expiration of lock-up agreements between our management and directors, on the one hand, and the underwriters, on the other hand. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

Although we expect to use our earnings as capital for operations and expansion of our business, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to deploy the proceeds from this offering effectively in accordance with our intended uses. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively affected. Management’s failure to utilize the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

As a result of this offering, we will become a public reporting company subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our reporting systems and procedures, implement additional financial and management controls, enhance our internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price. In addition, expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations.

A public trading market for our common stock may not develop or be maintained and our stock may trade below the initial public offering price.

Our common stock is currently quoted on the OTC Bulletin Board. Trading activity on the OTC Bulletin Board may lack the depth, liquidity and orderliness necessary to maintain a liquid market. Although we have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol “SSBX,” an established and liquid trading market may not develop or continue if it does develop, and, after completion of this offering, our common stock may not trade at or above the public offering price. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. Investors may not be able to sell their shares at or above the public offering price.

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately         % in the book value of your investment, in that our net tangible book value per share will be approximately $            , compared with an assumed offering price of $             (based on the closing price of our common stock on [                    , 2007]). Additionally, as of the date of this prospectus, we had outstanding options to purchase [            ] shares at a weighted average exercise price of $[            ] per share. All of these options are held by our directors, executive officers and employees. The issuance of shares following the exercise of options will result in dilution of your ownership of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which may be identified by the use of such words as “may,” “believe,” “expect,” “intend,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations, plans, objectives, future performance or expectations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, those described in the “Risk Factors” section and the following:

•	the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment could adversely affect our results of operations and financial condition;

•	changes in gaming or tourism in our primary market area;

•	changes in accounting principles, policies or guidelines;

•

general economic conditions, either nationally or locally in some or all of the areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;

•	legislative or regulatory changes may adversely affect our business;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate; and

•	success or consumption of new business initiatives may be more difficult or expensive than we anticipate.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

USE OF PROCEEDS

The net offering proceeds will depend on the total number of shares of common stock sold in the offering, regulatory and market considerations, and the expenses incurred in connection with the offering. Although we will not be able to determine the actual net proceeds from the sale of the common stock until we complete the offering, we estimate the net proceeds to be $            , or $            if the underwriters exercise their over-allotment option.

We expect to contribute approximately $             million of the net proceeds to our bank subsidiaries, and will retain the remainder at our holding company. We will use the net offering proceeds for general corporate purposes, including but not limited to, the formation of new banks in new market areas with attractive growth prospects, the acquisition of other commercial banks or financial services companies, the addition of new branches in existing and contiguous markets, and the development of additional products or services for new and existing customers. Funds invested in our subsidiary banks will be used to support additional internal growth. We currently have no present understandings or agreements or definitive plans concerning any specific acquisitions. Until the funds are utilized by our holding company or our subsidiary banks, the funds raised will be invested in short-term securities or federal funds sold.

DIVIDEND POLICY

Silver State Bancorp has never paid a cash dividend on its common stock. For the foreseeable future, the board of directors intends to follow a policy of retaining earnings for the purpose of increasing our capital to support additional growth.

The only funds available for the payment of dividends on our capital stock are cash and cash equivalents held by us, earnings from the investment of proceeds from the sale of common stock retained by us, dividends paid by Silver State Bank and Choice Bank to us, and borrowings. Silver State Bank and Choice Bank are prohibited from paying cash dividends to us if any such payment would reduce their capital below required capital levels.

Silver State Bank’s ability to pay dividends is governed by Nevada law and the regulations of the Nevada Financial Institutions Division. Choice Bank’s ability to pay dividends is governed by Arizona law and the regulations of the Arizona Department of Financial Institutions. Under Nevada law, Silver State Bank may not pay dividends unless the bank’s surplus fund, not including any initial surplus fund, equals the bank’s initial stockholders’ equity, including 10% of the previous year’s net profits, and the dividend would not reduce the bank’s stockholders’ equity below the initial stockholders’ equity of the bank or 6% of the total deposit liability of the bank.

Under Arizona law, Choice Bank may pay dividends on the same basis as any other Arizona corporation and a corporation may not make a distribution to stockholders, if to do so would render the corporation insolvent or unable to pay its debts as they become due. However, an Arizona bank may not declare a dividend, payable other than in the bank’s stock, out of capital surplus without required approval.

For more information regarding the capital distribution regulations applicable to Silver State Bank and Choice Bank and restrictions on the ability of Silver State Bank or Choice Bank to lend funds or make other payments to Silver State Bancorp, see “Supervision and Regulation — Capital Standards — Dividends.”

TRADING HISTORY

Our common stock is currently listed on the OTC Bulletin Board under the symbol “SSBX.OB.” In connection with this offering we are applying to have our common stock quoted on the Nasdaq Global Market under the symbol “SSBX.” At December 31, 2006, Silver State Bancorp had approximately 11 market makers, which intend to remain market makers in our stock following the offering.

At the close of business on December 31, 2006, there were 13,687,109 shares outstanding. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Bid Information
	High	Low
2005
First Quarter	$19.00	$15.00
Second Quarter	17.88	15.50
Third Quarter	22.00	16.93
Fourth Quarter	22.50	18.50

2006
First Quarter	23.00	19.50
Second Quarter	22.95	20.75
Third Quarter	26.00	24.94
Fourth Quarter	26.00	23.35

2007
First Quarter	26.20	23.00

On December 13, 2006, the business day immediately preceding the public announcement of the proposed offering, the closing price of our common stock, as reported on the OTC Bulletin Board, was $23.75 per share. On March 30, 2007, the closing price of our common stock was $23.00 per share and there were approximately 250 holders of record of our common stock.

CAPITALIZATION

The following table presents our consolidated capitalization and regulatory capital ratios at December 31, 2006. Our capitalization is presented on an actual and on an as adjusted basis, assuming the offering had been completed on December 31, 2006 based on the following assumptions:

•

the net proceeds to us in this offering, at an assumed initial offering price of $            per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $            million; and

•	the underwriters’ over-allotment option is not exercised.

The table below should be read in conjunction with our consolidated financial statements and related notes that are included in this prospectus. A change in the number of shares sold in the offering may affect materially the capitalization.

	At December 31, 2006
	Historical	As adjusted
	(Dollars in thousands)
Long term borrowings:
Junior subordinated debt	$38,661	$
Other borrowings	50,000

Total long term borrowings	$88,661

Stockholders’ equity:(1)
Common stock, $.10 par value; 20,000,000 shares authorized; 13,687,109 shares outstanding; [ ]shares on an adjusted basis	$1,423	$
Additional paid-in capital	50,256
Retained earnings	57,145
Less cost of treasury stock, 537,063	(2,095)
Accumulated other comprehensive (loss)	(101)

Total stockholders’ equity	106,628

Total capitalization	$195,289	$

Regulatory Capital Ratios:(2)
Leverage capital	10.5%		%
Tier 1 capital	10.5%
Total capital	11.6%

(1)	On January 24, 2007, our stockholders approved an amendment to our Articles of Incorporation increasing the authorized number of shares of common stock to 60,000,000, reducing the par value of such stock to $.001, and creating a class of preferred stock in the amount of 10,000,000 shares with a par value of $.001.
(2)	The net proceeds from our sale of common stock in this offering are presumed to be invested in securities which carry a 20% risk weighting for purposes of our risk-based capital ratios. If the over-allotment option is exercised in full, net proceeds would be $ million, and our leverage capital ratio, Tier 1 capital ratio and our total capital ratio would have been %, % and %, respectively.

DILUTION

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. Our net tangible book value as of                     , 2007 was $            , or $             per share, based on the number of shares of common stock outstanding as of                     , 2007.

After giving effect to the sale of the              shares of our common stock to be sold by us in this offering at an initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at              would have been approximately $            , or $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors. The dilution to investors in this offering is illustrated in the following table:

Initial public offering price per share		$
Net tangible book value per share prior to the offering	$
Increase in net tangible book value per share attributed to new investors
Pro forma net tangible book value per share after the offering
Dilution per share to new investors		$

The following table sets forth, as of                     , 2007, on an adjusted basis as described above, the difference between the number of shares of common stock purchased from us by our existing stockholders and to be purchased from us by new investors in this offering, the aggregate cash consideration paid by our existing stockholders and to be paid by new investors in this offering and the average price per share paid by existing stockholders and to be paid by new investors in this offering. The table below is based upon an initial public offering price of $             per share before deducting estimated underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price per Share
(Dollars in thousands)
Existing stockholders			%	$		%	$
New investors
Total			%	$		%	$

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately         % and our new investors would own approximately         % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables assume no exercise of stock options outstanding immediately following this offering. As of March 31, 2007, there were 1,031,270 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.38 per share. To the extent that any of these options are exercised there may be further dilution to new investors. In addition, you will incur additional dilution if we grant options, restricted stock or other rights to purchase our common stock in the future with exercise prices below the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects Silver State Bancorp’s financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Silver State Bancorp’s Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements beginning on page F-1 of this prospectus, and the other statistical data provided elsewhere in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and operations of Silver State Bancorp.

Executive Summary

We are a Nevada corporation formed on January 21, 1999 to acquire all of the issued and outstanding stock of Silver State Bank and to engage in the business of a bank holding company under the BHC Act of 1956, as amended. Silver State Bank was formed in July, 1996, as a commercial bank headquartered in Henderson, Nevada. On September 5, 2006 we acquired Choice Bank. Choice Bank is an Arizona state-chartered bank that was formed on January 28, 2002.

We provide a variety of loans to our customers, including construction and land loans, commercial real estate loans, commercial and industrial loans, SBA loans and to a lesser extent, residential real estate and consumer loans. We fund our loans primarily with locally generated deposits and borrowings to the extent needed.

Since commencing business, Silver State Bank has grown from one location in Henderson, Nevada to 10 branches in the greater Las Vegas market area. In 2006 we opened one new branch office and, on September 5, 2006, we acquired Choice Bank, with two branches in the greater Phoenix/Scottsdale market area. With the acquisition of Choice Bank, we became a multi-bank holding company and plan to continue operating both Choice Bank and Silver State Bank as separate bank subsidiaries for the foreseeable future.

While maintaining high asset quality and improving profitability, we have sustained substantial asset growth since we opened. The expansion of our construction, land acquisition and development and commercial and industrial lending has been the primary element of our growth. The primary source of funding for our asset growth has been the generation of core deposits which we accomplished by a combination of competitive pricing for local deposits coupled with expansion of our branch system. We have added three new branch offices over the past five years in the greater Las Vegas market area. Our acquisition of Choice Bank provided us with two new branch offices, an entry point into the Phoenix/Scottsdale market and the opportunity to establish new branches in this market. We have also supplemented our deposit gathering through the use of borrowings, primarily from the FHLB.

We expect to fund our internal growth in the Nevada and Arizona markets by opening new branches and exploring additional acquisitions in new markets as they become available. During 2007, we expect to open two additional branches in Nevada and two additional branches in Arizona, and plan to open additional branches in both markets in 2008 and beyond as conditions permit.

Our ability to continue to generate rapid internal growth and to take advantage of acquisition opportunities will be affected by our continued profitability, our ability to raise capital in this public offering, and our access to the capital markets in general. In 2004, we raised $4.9 million of net proceeds through a private placement of common stock and in 2006 we raised $10.7 million through another private placement of common stock. We have also added to regulatory capital through the issuance of junior subordinated debt to statutory trusts that have in turn privately issued trust preferred securities. The junior subordinated debt securities are generally included in Tier 1 capital for regulatory purposes. At December 31, 2006, we had $38.7 million outstanding of junior subordinated debt.

Our results of operations are largely dependent on net interest income. Net interest income is the difference between interest income we earn on interest-earning assets, which are comprised primarily of construction, land development and commercial real estate loans, and to a lesser extent commercial business, residential and consumer loans, and the interest we pay on our interest-bearing liabilities, which are primarily deposits and, to a lesser extent, other borrowings. Management strives to match the re-pricing characteristics of the interest-earning assets and interest-bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve.

Net income during 2006 was affected by an increase in our net interest margin compared to 2005. The increase in the net interest margin for 2006 was the result of the increase in yields in all categories of our loan portfolio, reflective of an overall higher interest rate environment, while our cost of funds repriced more slowly. However, during the fourth quarter of 2006 we began to experience some narrowing of our net interest margin reflecting competitive pricing pressure in both loans and deposits, which has resulted in overall lower interest rate spreads than in prior periods.

If the competition we experienced in the fourth quarter of 2006 in the form of higher deposit rates offered by local financial institutions continues in 2007, it could have the effect of increasing our cost of funds to a level higher than we have experienced historically. We continue to utilize FHLB advances and other wholesale funding sources to supplement our local sources of funds and as a means to lower our overall cost of funds.

Non-interest income in 2006 continued to increase due to the gain on sale of loans, primarily consisting of SBA loans. Non-interest expense also continued to increase primarily due to the overall growth of our institution, which has required us to hire additional employees, add properties for new branches, and the construction of our new administrative center.

Our future performance will depend on many factors including economic conditions, changes in interest rates, increasing competition for deposits and quality loans, and regulatory compliance burdens. We believe that we are positioned for expansion within our market areas and that by expanding our presence, continuing to diversify our geographic sources of income, growing our deposit relationships, and maintaining our operating efficiency, we will be able to increase our profitability and enhance our franchise value.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Assets. Our total assets increased $403.2 million, or 50%, to $1.2 billion at December 31, 2006 as compared to $806.3 million at December 31, 2005. This increase was due primarily to internally generated loan growth at Silver State Bank. Total assets also increased $138.1 million during 2006 as a result of our acquisition of Choice Bank, which closed on September 5, 2006. Choice Bank’s total assets as of December 31, 2006 were $165.3 million. Our overall growth was supported by a private placement of common stock in the second quarter of 2006 resulting in net proceeds of $10.7 million and the issuance of $20.6 million of junior subordinated debt in the second half of 2006.

Loans. Total loans were $1.0 billion at December 31, 2006, an increase of $369.5 million, or 57.2%, from $646.2 million on December 31, 2005. Construction and land loans made up a majority of the increase in our loans in 2006. Commercial real estate and commercial and industrial loans also increased. This growth was due in part to the addition of key loan officers in 2005 and 2006. Total loans acquired as a result of the Choice Bank acquisition were $98.3 million, primarily consisting of one- to four-family family residential loans and residential construction loans. Total loans at Choice Bank as of December 31, 2006 were $123.6 million.

The allowance for loan losses was 1.10% of gross loans at December 31, 2006 compared to 1.29% at December 31, 2005. The decrease in the percentage of allowance for loan losses to gross loans is primarily due to a change in the nature and composition of the allowance as a result of the company’s Arizona operation and a decrease in nonperforming loans. Net loan charge-offs were $598,000 for 2006. We had $132,000 in total non-performing loans at December 31, 2006 compared to $1.2 million at December 31, 2005.

Securities. Our investment portfolio consists mainly of AAA rated US government agency securities. Our securities are all classified as “available-for-sale” and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. At December 31, 2006 securities totaled $65.3 million, a decrease of $7.9 million, or 10.8%, from $73.2 million on December 31, 2005. The decrease in our securities portfolio was primarily due to strong demand for our loan products, which have a higher yield than investment securities. At December 31, 2006, most of our securities had a contractual maturity date of five years or less. These medium to short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

Premises and Equipment. Our premises and equipment totaled $32.0 million at December 31, 2006, an increase of $12.0 million, or 60.3%, from $20.0 million at December 31, 2005. This increase was primarily due to the completion of our new administrative facility during 2006, the opening of one new branch and the property and equipment obtained in the acquisition of Choice Bank.

Goodwill. Our goodwill totaled $18.9 million at December 31, 2006 compared to no goodwill or other intangible assets at December 31, 2005. The goodwill at year-end 2006 represents the primary intangible asset arising from the acquisition of Choice Bank. In addition, the acquisition of Choice Bank resulted in a core deposit intangible which, as of December 31, 2006, amounted to $1.1 million.

Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash and due from banks and federal funds sold) totaled $35.5 million at December 31, 2006, a decrease of $14.3 million, or 28.7%, from $49.8 million at December 31, 2005. The decrease in cash and cash equivalents was primarily due to the acquisition of Choice Bank. We completed the acquisition of Choice Bank on September 5, 2006. The purchase price for this transaction, including fair value of replacement stock options and acquisition costs, was $31.6 million. The cash consideration paid to Choice Bank stockholders was $28.7 million. No stock consideration was paid other than the replacement stock options. Our focus for the past several years has been to maintain sufficient liquidity not only to satisfy daily operational cash flow needs as they arise from our deposit and administrative activities, but also to allow for adequate loan funding needs as they arise. We generally attempt to limit our cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans, securities or federal funds sold. See “ — Liquidity and Capital Resources.”

Deposits. Total deposits were $986.3 million at December 31, 2006, an increase of $340.8 million or 52.8% from December 31, 2005. An increase in interest-bearing deposits was the primary reason for the increase in our deposits during 2006. Interest-bearing checking accounts increased $141.2 million, or 48.08%, to $434.9 million at December 31, 2006 from $293.7 million at December 31, 2005. Time deposits also increased $203.9 million, or 128.9%, to $362.1 million at December 31, 2006 from $158.2 million at December 31, 2005. These increases were driven by higher rates offered on our deposits and an increased focus on generating deposits from our existing customers. We also believe our deposit gathering efforts benefited from the establishment and maturation of our branch network. Total deposits also increased $103.5 million as a result of the Choice Bank acquisition. Total deposits at Choice Bank on December 31, 2006 were $129.4 million.

Borrowings. At December 31, 2006, we had $58.0 million in advances from the FHLB, $50.0 million of which were classified as long term borrowings and $8.0 million of which were classified as short term borrowings. Total borrowings from the FHLB have increased $4.0 million, or 7.41%, to $58.0 million at December 31, 2006 from $54.0 million at December 31, 2005. As competition for deposits continues to increase, we anticipate further reliance on FHLB borrowings to supplement the funding of our asset growth. As of December 31, 2006, our remaining borrowing capacity at the FHLB was $25.6 million.

Junior Subordinated Debt. We had $38.7 million of junior subordinated debentures outstanding at December 31, 2006 compared to $18.0 million at December 31, 2005. Our junior subordinated debt, which is issued to our statutory trust subsidiaries that in turn issue trust preferred securities, is considered long term borrowing for financial reporting purposes but is included as a component of regulatory capital, subject to limitations. See “Supervision and Regulation — Capital Standards — Regulatory Capital Guidelines.” During 2006 we completed two issuances of junior subordinated debentures.

On August 25, 2006 we issued $20.6 million of junior subordinated debt securities to Silver State Capital Trust IV, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.60%, for an effective rate of 6.96%, as of December 31, 2006, with principal due at maturity in 2036. The proceeds of this issuance were used to fund a portion of the cash consideration paid to acquire Choice Bank, which closed on September 5, 2006.

On December 5, 2006 we issued $7.7 million of junior subordinated debt securities to Silver State Capital Trust V, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.62%, for an effective rate of 6.98%, as of December 31, 2006, with principal due at maturity in 2037. We used the proceeds raised in this issuance to redeem all $7.7 million of our junior subordinated debt securities issued to Silver State Capital Trust I on November 28, 2001, which had semi-annual interest payments equal to 6-month LIBOR plus 3.75%.

Stockholders’ Equity. Stockholders’ equity increased $42.9 million, or 67.35%, to $106.6 million at December 31, 2006 from $63.7 million at December 31, 2005. The increase in stockholders’ equity is primarily the result of $20.9 million of net income from operations, the issuance of $10.7 million of common stock to investors in a private placement, the exercise of stock options for approximately $8.1 million and $2.8 million of replacement stock options granted as a result of the Choice Bank acquisition.

Analysis of Net Interest Income

Net interest income represents the difference between the interest income we earn on our interest-earning assets, such as loans and investment securities, and the expense we pay on interest-bearing liabilities, such as deposits and borrowed funds. Net interest income depends on our volume of interest-earning assets and interest-bearing liabilities and the interest rates we earned or paid on them.

Average Balance Sheet. The following table presents certain information regarding our financial condition and net interest income for 2006, 2005 and 2004. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields.

	For the Year Ended December 31,
	2006			2005			2004
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earnings Assets
Investment securities-taxable	$76,505	$3,034	3.97%	$86,342	$2,614	3.03%	$74,088	$1,676	2.26%
Federal funds sold and other	26,993	1,349	5.00	29,123	926	3.18	25,002	296	1.18
Loans(1)(2)	821,733	85,378	10.39	590,799	53,434	9.04	436,961	31,804	7.28
FHLB stock	3,019	145	4.80	2,645	112	4.23	2,481	97	3.91

Total earning assets	928,250	89,906	9.69%	708,909	57,086	8.05%	538,532	33,873	6.29%
Non-interest earning Assets
Cash and due from banks	17,056			19,023			17,073
Allowance for loan losses	(9,569)			(7,039)			(5,296)
Other assets	44,550			26,165			21,641

Total assets	$980,287			$747,058			$571,950

Interest-Bearing Liabilities
Interest-bearing deposits:
Interest checking	$18,658	$173	0.93%	$17,998	$132	0.73%	$14,790	$39	0.26%
Savings and money market	350,549	15,197	4.34	317,416	9,609	3.03	190,451	3,233	1.70
Time deposits	257,414	12,599	4.89	104,668	2,993	2.86	120,708	2,901	2.40

Total interest-bearing deposits	626,621	27,969	4.46	440,082	12,734	2.89	325,949	6,173	1.89
Short-term borrowings	19,392	898	4.63	18,886	600	3.18	16,104	324	2.01
Long-term debt	47,175	1,813	3.84	40,375	1,304	3.23	35,470	953	2.69
Junior subordinated debt	25,393	1,876	7.39	18,042	1,123	6.22	16,792	894	5.32

Total interest-bearing liabilities	718,581	32,556	4.53	517,385	15,761	3.05	394,315	8,344	2.12
Non interest-bearing liabilities
Non interest-bearing demand deposits	168,860			173,622			138,012
Other liabilities	4,830			3,341			2,644
Stockholders’ equity	88,016			52,710			36,979

Total liabilities and stockholders’ equity	$980,287			$747,058			$571,950

Net interest rate spread(3)			5.16%			5.00%			4.17%
Net interest income/net interest margin(4)		$57,350	6.18%		$41,325	5.83%		$25,529	4.74%

Total interest-earning assets to interest-bearing liabilities	129.18%			137.02%			136.57%

(1)	Net loan fees of $8.7 million, $7.3 million and $4.7 million are included in the yield computation for 2006, 2005, and 2004 respectively.
(2)	Non-accrual loans have been included in average loan balances.
(3)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4)	Net interest margin in computed by dividing net interest income by total average earning assets.

Rate/Volume Analysis. The following table presents the extent to which the changes in interest rates and the changes in volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

•	changes attributable to changes in volume (changes in volume multiplied by prior rate);

•	changes attributable to changes in rate (changes in rate multiplied by prior volume); and

•	the net change.

	For the Years Ended December 31, 2006 v. 2005 Increase (Decrease) Due to Changes in(1)			For the Years Ended December 31, 2005 v. 2004 Increase (Decrease) Due to Changes in(1)
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest on securities, taxable:	$(390)	$810	$420	$371	$567	$938
Federal funds sold and other	(106)	529	423	131	499	630
Loans	23,994	7,950	31,944	13,914	7,716	21,630
FHLB stock	18	15	33	7	8	15

Total interest income	23,516	9,304	32,820	14,423	8,790	23,213

Interest expense:
Interest checking	6	35	41	24	69	93
Savings and money market	1,436	4,152	5,588	3,844	2,532	6,376
Time deposits	7,476	2,130	9,606	(459)	551	92
Short-term borrowings	23	275	298	88	188	276
Long-term debt	261	248	509	158	193	351
Junior subordinated debt	543	210	753	78	151	229

Total interest expense	9,745	7,050	16,795	3,733	3,684	7,417

Net increase.	$13,771	$2,254	$16,025	$10,690	$5,106	$15,796

(1)	Changes due to both volume and rate have been allocated to volume changes.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

General. Net income was $20.9 million for the year ended December 31, 2006; an increase of $5.3 million, or 34.0%, compared with net income of $15.6 million for the year ended December 31, 2005. Basic and diluted earnings per common share were $1.58 and $1.52, respectively, for 2006 compared with basic and diluted earnings per share of $1.27 and $1.19, respectively, for 2005. For the year ended December 31, 2006 our return on average stockholders’ equity was 23.7% compared with 29.6% for 2005. Our return on average assets was 2.1% for 2006 and 2005.

Interest and Dividend Income. Total interest and dividend income increased $32.8 million, or 57.44%, to $89.9 million at December 31, 2006 from $57.1 million at December 31, 2005. This increase is attributable to an increase in the average volume of earning assets, primarily loans, and an increase in average yields on those assets. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios. These portfolios all experienced significant increases in the average yield reflecting the overall higher interest rate environment that prevailed during 2006 compared to 2005. In addition, we also added residential mortgage loans as a result of our acquisition of Choice Bank, which had a positive impact on interest income for the year. Interest income on investment securities and federal funds sold also increased reflecting higher average yields on these portfolios due to the higher interest rate environment.

Interest Expense. Total interest expense increased $16.8 million, or 106.33%, to $32.6 million at December 31, 2006 from $15.8 million at December 31, 2005. The increase primarily reflects an increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. In particular, the average balance of our time deposits, one of our highest cost sources of funds, more than doubled reflecting our competitive pricing. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased substantially during 2006. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as a more modest increase in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations. Consistent with our deposits, the average cost of funds for these borrowings also increased in the higher interest rate environment.

Net Interest Income. Net interest income increased $16.1 million, or 38.98%, to $57.4 million at December 31, 2006 from $41.3 million at December 31, 2005. The increase in net interest income was due to the overall growth in our balance sheet and improved net interest margin. The net interest margin for the year ended December 31, 2006 was 6.2% compared to 5.8% at December 31, 2005. Our net interest margin is expected to be adversely affected in the future by increased funding costs due to significant increased competition for deposits and loans.

Provision for Loan Losses. Our provision for loan losses increased by $471,000, or 20.48%, to $2.8 million for the year ended December 31, 2006 compared with $2.3 million for the year ended December 31, 2005. Net charge-offs for the year ended December 31, 2006 were $598,000 compared with $87,000 for the year ended December 31, 2005. Our allowance for loan losses increased $2.9 million, or 34.94%, to $11.2 million at December 31, 2006 from $8.3 million at December 31, 2005. The increase in the allowance for loan losses primarily reflected the addition of the Choice Bank allowance for loan losses of $663,000 and the $2.8 million provision for loan losses as a result of our significant loan growth.

Non-performing loans decreased $1.1 million to $132,000 at December 31, 2006 from $1.2 million at December 31, 2005. The decline is a result of two non-accrual loans being paid off and one loan which was partially charged off. During the year one new loan was placed on non-accrual status, bringing the total number of loans on non-accrual status to three.

The ratio of non-performing loans to total loans was 0.01% at December 31, 2006 compared with 0.19% at December 31, 2005. The ratio of the allowance for loan losses to non-performing loans was 8,484.8% at December 31, 2006 compared with 683.2% at December 31, 2005. The ratio of the allowance for loan losses to total loans was 1.10% at December 31, 2006 compared with 1.29% at December 31, 2005.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although we use the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. See “ — Critical Accounting Policies” and “Business — Allowance for Loan Losses.”

Other Income. Total non-interest income increased $1.1 million, or 22.9%, to $5.9 million for the year ended December 31, 2006 from $4.8 million for the year ended December 31, 2005. This increase is primarily attributable to an increase in gain on sales of loans. Proceeds from our loan sales totaled $84.1 million in 2006, compared to $55.3 million in 2005. Proceeds from our loan sales are primarily due to our SBA loan production activity. To a lesser extent, proceeds from our loan sales reflect sales of commercial real estate loans. The table below represents a break-down of our other income.

	For the Year Ended December 31,			For the Year Ended December 31,
	2006	2005	Increase (Decrease)	2005	2004	Increase (Decrease)
	(In thousands)
Gain on sale of loans	$4,168	$3,344	$824	$3,344	$2,667	$677
Service charges	759	941	(182)	941	1,078	(137)
Investment securities gains (losses), net	(6)	(6)	—	(6)	—	(6)
Loan servicing fees, net of amortization	176	58	118	58	308	(250)
Gain (loss) on disposal of other assets	(44)	(40)	(4)	(40)	22	(62)
Other	864	482	382	482	467	15

Total non-interest income	$5,917	$4,779	$1,138	$4,779	$4,542	$237

Non-Interest Expense. Non-interest expense increased $8.0 million, or 40.40%, to $27.8 million for the year ended December 31, 2006 from $19.8 million for the year ended December 31, 2005. The increase reflects our overall growth. Salaries and employee benefit costs increased $4.2 million as a result of additional employees and increased benefit costs. Our number of full time equivalent employees increased from 164 at December 31, 2005 to 268 at December 31, 2006. For the year ended December 31, 2006, we recognized $341,000 of stock based compensation expense pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123R, Share Based Payment. For the year ended December 31, 2005, we recorded $1.6 million of stock option expense as a result of our accelerating the vesting of 975,000 stock options. The stock option expense recorded in 2005 was pursuant to Accounting Principal Bulletin, or APB, Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Occupancy expense increased $639,000 as the result of additional property and fixed assets relating to our new branch offices and administrative center. Professional fees increased by $860,000 due to the increase in the size and complexity of our company and increased compliance and regulatory costs. Other non-interest expense increased $1.2 million from December 31, 2005 to $2.9 million for December 31, 2006. This increase, in general, is the result of the growth of the assets and operations of our two subsidiary banks. The table below sets forth the components of our non-interest expense.

	For the Year Ended December 31,			For the Year Ended December 31,
	2006	2005	Increase (Decrease)	2005	2004	Increase (Decrease)
	(In thousands)
Salaries and employee benefits	$17,176	$12,938	$4,238	$12,938	$8,821	$4,117
Occupancy	2,583	1,944	639	1,944	1,694	250
Depreciation & amortization	1,531	1,041	490	1,041	1,054	(13)
Professional fees	1,560	700	860	700	730	(30)
Advertising, public relations and business development	751	559	192	559	374	185
Customer service expense	378	201	177	201	164	37
Data processing	351	328	23	328	303	25
Insurance	296	246	50	246	276	(30)
Directors expense	131	126	5	126	117	9
Dues and memberships	146	83	63	83	94	(11)
Other	2,924	1,680	1,244	1,680	1,712	(32)

Total non-interest expense	$27,827	$19,846	$7,981	$19,846	$15,339	$4,507

Income Taxes. Income tax expense increased $3.4 million, or 40.96%, to $11.7 million for the year ended December 31, 2006 from $8.3 million for the year ended December 31, 2005. Our effective rate for 2006 was 36.0% as compared to 34.6% for the year ended December 31, 2005. The increase in our effective tax rate is due primarily to increasing state income tax apportionment as a result of the Arizona operation and an increase in certain nondeductible expenses, such as stock based compensation expense associated with incentive stock options as a result of our adoption of SFAS 123R on January 1, 2006.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

General. Net income was $15.6 million for the year ended December 31, 2005, an increase of $7.1 million, or 83.5%, compared with net income of $8.5 million for the year ended December 31, 2004. Basic and diluted earnings per common share were $1.27 and $1.19, respectively, for 2005 compared with basic and diluted earnings per share of $0.72 and $0.70, respectively, for 2004. For the year ended December 31, 2005 our return on average stockholders’ equity was 29.6% compared with 23.0% for 2004. Our return on average assets for 2005 was 2.1% compared with 1.5% for 2004.

Interest and Dividend Income. Total interest and dividend income increased $23.2 million, or 68.4%, to $57.1 million at December 31, 2005 from $33.9 million at December 31, 2004. This increase is attributable to an increase in the average volume of earning assets, primarily loans, and an increase in the average yields on those assets. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans due primarily to additional loan officers and higher legal lending limits. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios. These portfolios all experienced significant increases in average yield as interest rates increased during 2005.

Interest Expense. Total interest expense increased $7.5 million, or 90.4%, to $15.8 million at December 31, 2005 from $8.3 million at December 31, 2004. The increase is a direct result of an overall increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased significantly during 2005. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as more modest increases in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations. Consistent with our deposits, the average cost of funds for these borrowings also increased in the higher interest rate environment.

Net Interest Income. Net interest income increased $15.8 million, or 62.0%, to $41.3 million at December 31, 2005 from $25.5 million at December 31, 2004. The increase in net interest income was due to the overall increase in our balance sheet and in our net interest margin. The net interest margin for the year ended December 31, 2005 was 5.8% compared to 4.7% at December 31, 2004. This increase reflects the impact of the rising interest rate environment, which increased our average yields more significantly than our average cost of funds as our interest-earning assets generally repriced more quickly than our interest-bearing liabilities.

Provision for Loan Losses. Our provision for loan losses increased by $600,000, or 35.3%, to $2.3 million for the year ended December 31, 2005 compared with $1.7 million for the year ended December 31, 2004. Net charge-offs for the year ended December 31, 2005 were $87,000 compared with $467,000 for the year ended December 31, 2004. Our allowance for loan losses increased $2.2 million, or 36.1%, to $8.3 million at December 31, 2005 from $6.1 million at December 31, 2004. This increase is primarily attributed to our loan growth and, to a lesser extent, the increase in our non-performing loans.

Non-performing loans increased $743,000 to $1.2 million at December 31, 2005 from $474,000 at December 31, 2004.

The ratio of non-performing loans to total loans was .19% at December 31, 2005 compared with .09% at December 31, 2004. The ratio of the allowance for loan losses to non-performing loans was 683.2% at December 31, 2005 compared with 1,276.6% at December 31, 2004. The ratio of the allowance for loan losses to total loans was 1.29% at December 31, 2005 compared with 1.16% at December 31, 2004. The increase in this ratio is primarily attributed to an increase in non-performing loans at December 31, 2005.

Other Income. Total non-interest income increased $237,000, or 5.2%, to $4.8 million for the year ended December 31, 2004. This increase is primarily attributable to an increase in gain on sale of loans. Proceeds from our loan sales totaled $55.3 million in 2005, compared to $37.8 million in 2004. Proceeds from our loan sales are primarily due to our SBA loan production activities. To a lesser extent, proceeds from our loan sales reflect sales of commercial real estate loans.

Non-Interest Expense. Non-interest expense increased $4.5 million, or 29.4%, to $19.8 million for the year ended December 31, 2005 from $15.3 million for the year ended December 31, 2004, generally reflecting the overall growth of our company. Salaries and employee benefit costs increased $4.1 million as a result of additional employees and increased benefit costs. Our number of full time equivalent employees increased from 131 at December 31, 2004 to 164 at December 31, 2005. In December of 2005, we accelerated the vesting of 975,000 stock options. As a result of this action, we recognized stock option expense of $1.6 million in 2005.

Income Taxes. Income tax expense increased $3.8 million, or 84.4%, to $8.3 million for the year ended December 31, 2005 from $4.5 million for the year ended December 31, 2004. Our effective tax rate for 2005 was 34.6% as compared to 34.4% for the year ended December 31, 2004.

Liquidity and Capital Resources

The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. Our primary sources of funds are cash received from scheduled amortization and prepayments of loans, new deposits, borrowed funds, maturities and calls of investment securities and funds provided by our operations. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to twenty times the amount of FHLB stock owned.

Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

We experienced a total increase in deposits of $237.3 million (excluding $103.5 million in deposits obtained through the Choice Bank acquisition) during the year ended December 31, 2006 compared with a net increase of $73.1 million during the year ended December 31, 2005. Deposit flows are affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets and other factors. At December 31, 2006, there were $337.7 million in time deposits scheduled to mature in one year. Based on our historical experience and competitive pricing practices, we expect to be able to retain or replace a substantial portion of these maturing deposits.

For the year ended December 31, 2006, we experienced a net decrease in other borrowed funds, federal funds purchased and securities sold under repurchase agreements of $4.5 million dollars, compared to a net increase of $12.1 million dollars during 2005. The net decrease in 2006 reflects our ability to fund our asset growth primarily through deposits. Borrowed funds increased to $96.7 million from $72.0 million for 2005. The increase in borrowed funds during 2005 was primarily due to our funding a portion of the cash consideration for the acquisition of Choice Bank.

At December 31, 2006, there were $18.0 million in borrowed funds scheduled to mature within one year. We anticipate we will have sufficient resources to meet this funding commitment by borrowing new funds at prevailing market interest rates or paying off the borrowed funds as they mature or are called.

Our primary use of funds is for the origination of construction and land loans, commercial loans and commercial real estate loans. Our net increase in total loans was $272.1 million (excluding $98.3 million in gross loans obtained as a result of the Choice Bank acquisition) during the year ended December 31, 2006 compared with $124.7 during the year ended December 31, 2005. The increase in net loans reflected the overall increase in demand for commercial loans in the markets in which we operate.

Cash flow from our investment activities included purchases of securities for our investment portfolio during the year ended December 31, 2006 which were $91.3 million compared with $97.7 million during the year ended December 31, 2005. The decrease in purchases of securities reflected the strong demand for our loan products, which are higher yielding interest-earning assets. The proceeds from maturing of securities available for sale were $60.2 million during the year ended December 31, 2006 compared with $35.7 million during the year ended December 31, 2005. The proceeds from sale of securities available for sale were $44.0 million during the year ended December 31, 2006 compared with $40.2 million during the year ended December 31, 2005.

In 2006, our primary source of liquidity at the holding company level was the issuance of $10.7 million of common stock to investors in a private placement and the issuance of junior subordinated debt. On August 25, 2006 we issued $20.6 million of junior subordinated debt securities to Silver State Capital Trust IV, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.60%, for an effective rate of 6.96%, as of December 31, 2006, with principal due at maturity in 2036. The proceeds of this offering were used to fund a portion of the cash consideration of the purchase price for the acquisition of Choice Bank, which closed on September 5, 2006.

On December 5, 2006 we issued $7.7 million of junior subordinated debt securities to Silver State Capital Trust V, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.62%, for an effective rate of 6.98%, as of December 31, 2006, with principal due at maturity in 2037. We used the proceeds raised in this offering to redeem all $7.7 million of our junior subordinated debt securities issued to Silver State Capital Trust I on November 28, 2001, which had semi-annual interest payments equal to 6-month LIBOR plus 3.75%.

Other sources of liquidity for Silver State Bancorp may include dividend payments from our subsidiary banks. During 2005 and 2006, Silver State Bancorp did not receive any capital distributions from its subsidiary banks. Applicable federal and state law may limit the amount of capital distributions our bank subsidiaries may make.

At December 31, 2006, we exceeded all regulatory capital requirements and are considered to be “well-capitalized” with a total capital to risk weighted assets of 11.6%, Tier 1 capital to risk weighted assets of 10.5% and a Tier 1 capital to average assets, or leverage, ratio of 10.5%. See “Supervision and Regulation.”

As a result of this offering, our ability to raise capital through the issuance of junior subordinated debt will also increase because, for regulatory purposes, certain issuances of junior subordinated debt (up to 25% of Tier 1 capital) qualify as Tier 1 capital. Since our Tier 1 capital will increase as a result of this offering, we expect to be able to issue additional junior subordinated debt that qualifies as Tier 1 capital. See “Supervision and Regulation — Capital Standards — Regulatory Capital Guidelines.”

Critical Accounting Policies

Note 1 to our consolidated financial statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses and asset impairment judgments, including other than temporary declines in the value of our securities, involve a high degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, trends in volume and terms of loans, collateral value, changes in loan policies, national and local market economic trends, size and complexity of credits, credit concentrations, peer group comparisons and other considerations. This information is then analyzed to determine “estimated loss factors” which, in turn, is assigned to each loan category. We also closely evaluate each credit graded “watch list/special mention” and below to individually assess the appropriate specific loan loss reserve on such credits. In addition to ongoing internal loan review monitoring and risk assessment, management utilizes independent loan review firms to review our loan underwriting and credit administration practices, which also assists management with determining the appropriateness of our allowance for loan losses.

Our primary lending emphasis is commercial real estate loans, construction loans and land acquisition and development loans for both residential and commercial projects. As a result of our lending practices, we also have a concentration of loans secured by real property located in Nevada. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are increases in interest rates, a decline in the economy, generally, and a decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an acceptable level given current economic conditions, interest rates and the composition of our portfolio.

The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are made on both a specific and general basis. Specific allowances are provided on impaired credits pursuant to SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” The general component of the allowance for loan losses is based on historical loss experience and adjusted for qualitative and environmental factors pursuant to SFAS No. 5 “Accounting for Contingencies” and other related regulatory guidance. At least annually, we review the assumptions and formulas related to our general valuation allowances in an effort to update and to refine our allowance for loan losses in light of the various factors described above.

We consider the ratio of the allowance for loan losses to total loans at December 31, 2006, given the primary emphasis and current market conditions, to be at an acceptable level. Furthermore, the increase in the allowance for loan losses during 2006 reflected the growth in the loan portfolio, the low levels of loan charge-offs, the stability in the real estate market and the resulting stability in our overall loan quality.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

Asset Impairment Judgments. Certain of our assets are carried in our consolidated statements of financial condition at fair value or at the lower of cost or fair value. Valuation allowances are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of various assets. In addition to our impairment analyses related to loans discussed above, another significant impairment analysis relates to the value of other than temporary declines in the value of our securities.

Our available for sale portfolio is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income in stockholders’ equity. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary. If such decline is deemed other than temporary, we would adjust the carrying amount of the security by writing down the security to fair market value through a charge to current period operations. The market values of our securities are significantly affected by changes in interest rates. In general, as interest rates rise, the market value of fixed-rate securities will decrease; as interest rates fall, the market value of fixed-rate securities will increase. With significant changes in interest rates, we evaluate our intent and ability to hold the security for a sufficient time to recover the recorded principal balance. Estimated fair values for securities are based on published or securities dealers’ market values.

Valuation of Servicing Rights. We generally retain the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. We generally receive a standard fee for providing this servicing function. The cost allocated to the servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying balance sheets.

Servicing rights are periodically evaluated for impairment. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. As of December 31, 2006, we had total servicing rights of $705,000. No impairments were recognized during the years ended December 31, 2006, 2005 and 2004.

Goodwill Impairment. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. We use the quoted market price of our common stock on our impairment testing date and allocate the fair value to our reporting units. If the fair value of our reporting unit with goodwill exceeds its carrying amount, further evaluation is not necessary. However, if the fair value of our reporting unit with goodwill is less than its carrying amount, further evaluation is required to compare the implied fair value of the reporting unit’s goodwill to its carrying amount to determine if a write-down of goodwill is required.

We would test our goodwill for impairment between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below its carrying amount. The identification of additional reporting units or the use of other valuation techniques could result in materially different evaluations of impairment.

Quantitative and Qualitative Disclosure About Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Net interest income is the primary component of our net income, and fluctuations in interest rates will ultimately affect the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those that possess a short term to maturity. During 2006, the market yield curve inverted, primarily due to increases in short-term market interest rates. This interest rate environment had an adverse impact on our net interest income as our interest-bearing liabilities generally reflect movements in short-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than one year, generally reflect movements in long-term interest rates.

The impact of interest rate changes on our interest income is generally felt in later periods than the impact on our interest expense due to the timing of the recording on the balance sheet of our interest-earning assets and interest-bearing liabilities. The recording of interest-earning assets on the balance sheet generally lags the current market due to normal delays of up to three months between the time we commit to originate or purchase a loan and the time we fund the loan, while the recording of interest-bearing liabilities on the balance sheet generally reflects the current market rates.

Our primary source of funds has been deposits, consisting primarily of interest-bearing checking accounts and time deposits, which have substantially shorter terms to maturity than our loan portfolio. We use securities sold under agreements to repurchase and FHLB advances as additional sources of funds. These borrowings generally have a long-term to maturity, in an effort to offset our short-term deposit liabilities and assist in managing our interest rate risk. Certain of these borrowings have call options that could shorten their maturities in a changing interest rate environment.

Net Interest Income. The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from underlying assumptions.

Sensitivity of Net Interest Income

Interest Rate Scenario	Adjusted Net Interest Income	Percentage Change from Base
	(Dollars in thousands)
Up 300 basis points	$69,307	7.7%
Up 200 basis points	67,662	5.1
Up 100 basis points	66,011	2.6
BASE	64,354	—
Down 100 basis points	62,670	(2.6)
Down 200 basis points	60,967	(5.3)
Down 300 basis points	59,250	(7.9)

Our percentage change for increases or decreases in interest income by 100 basis points were 5.7% and (5.7%) for 2005 as compared to 2.6% and (2.6%) for 2006.

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to certain off-balance sheet arrangements, which occur in the normal course of our business, to meet the credit needs of our customers and the growth initiatives of our subsidiary banks. These arrangements are primarily commitments to originate and purchase loans, and to purchase securities. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2006 and did not have any such hedging transactions in place at December 31, 2006, which would create other off-balance sheet arrangements.

The following table reports the amounts of our contractual obligations and financial instruments with off-balance sheet risk as of December 31, 2006.

	Payments Due By Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)
Long term borrowed funds	$50,000	$10,000	$30,000	$10,000	$—
Junior subordinated deferrable interest debentures	38,661	—	—	—	38,661
Operating lease obligations	6,526	926	1,398	1,190	3,012

Total	$95,187	$10,926	$31,398	$11,190	$41,673

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commitments		Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)
Commitments to extend credit	$381,758	$247,621	$88,262	$9,024	$36,851
Standby letters of credits	5,391	1,781	792	2,818	—

Total	$387,149	$249,402	$89,054	$11,842	$36,851

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Our bank subsidiaries evaluate each customer’s credit-worthiness on a case-by-case basis. The amount of collateral we obtain, if deemed necessary, is based on management’s credit evaluation of the borrower.

Additionally, we offer standby letters of credit to our customers. Standby letters of credit are conditional commitments used by our subsidiary banks to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing these letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held in support of these standby letters of credit varies based on the customer’s credit-worthiness. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. Commitments under standby letters of credit were $5.4 million as of December 31, 2006.

We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of trust preferred securities to the extent that Silver State Capital Trust II, Silver State Capital Trust III, Silver State Capital Trust IV and Silver State Capital Trust V have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. We do not believe that these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition cash flows, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have any such future effects.

Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140,” which amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization method, which is consistent with current accounting principles generally accepted in the United States of America, commonly referred to as GAAP, or fair value measurement method for subsequent measurements. Additionally, at the initial adoption, SFAS No. 156 permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities, provided that the securities are identified in some manner as offsetting the entity’s exposure to changes in the fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Upon our adoption of SFAS No. 156 on January 1, 2007, we elected to apply the amortization method for measurements of our mortgage servicing rights and we did not reclassify any of our available-for-sale securities to trading securities. We do not expect SFAS No. 156 to have a material impact on our financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The application of FASB Interpretation No. 48 is not expected to have a significant impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The application of SFAS No. 157 is not expected to have a material impact on our financial condition or results of operations.

In September 2006, the FASB ratified the consensus of the Emerging Issues Task Force, or EITF, Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement. EITF 06-4 applies to endorsement split dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods and requires an employer to recognize a liability for future benefits over the service period based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. We do not expect EITF 06-4 to have a material impact on our consolidated financial statements.

In September 2006, the FASB ratified a consensus reached by the EITF on Issue No. 06-5, “Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” Technical Bulletin No. 85-4, “Accounting for Purchases of Life Insurance,” requires that the amount that could be realized under a life insurance contract as of the date of the statement of financial condition should be reported as an asset. The EITF concluded that a policyholder should consider any additional amounts (i.e., amounts other than cash surrender value) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. When it is probable that contractual restrictions would limit the amount that could be realized, these contractual limitations should be considered when determining the realizable amounts. Amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. Amounts that are recoverable beyond one year from the surrender of the policy should be discounted to present value. A policyholder should determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that would ultimately be realized by the policyholder upon the assumed surrender of the final policy (or final certificate in a group policy) should be included in the amount that could be realized under the insurance contract. A policyholder should not discount the cash surrender value component of the amount that could be realized when contractual restrictions on the ability to surrender a policy exist. However, if the contractual limitations prescribe that the cash surrender value component of the amount that could be realized is a fixed amount, then the amount that could be realized should be discounted. EITF Issue No. 06-5 is effective for fiscal years beginning after December 15, 2006. Our adoption of EITF Issue No. 06-5 on January 1, 2007 did not have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115.” SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available for sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and we are currently assessing the financial impact this statement will have on our consolidated financial statements.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater affect on performance than do the effects of inflation.

BUSINESS

Overview and History

We are a bank holding company headquartered in Henderson, Nevada. We conduct our operations primarily through Silver State Bank, a Nevada-chartered commercial bank, and through Choice Bank, an Arizona-chartered commercial bank that we acquired on September 5, 2006. Through our bank subsidiaries, we provide a wide range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers. Our lending activities have historically focused on:

•	Construction lending;

•	Land acquisition and development lending;

•	Commercial real estate lending;

•	Commercial and industrial lending; and

•	Business lending through the SBA.

With our acquisition of Choice Bank, we also added a residential real estate loan origination platform to our business.

On a consolidated basis, we had approximately $1.2 billion in assets, $1.0 billion in total loans (excluding loans held for sale), $986.3 million in deposits and $106.6 million in stockholders’ equity, as of December 31, 2006.

Silver State Bank was founded in 1996 by a group of individuals with extensive community banking experience. As of December 31, 2006 Silver State Bank is the third largest independent bank headquartered in Nevada, with $1.0 billion in assets, $892.0 million in gross loans (excluding loans held for sale) and $863.8 million in deposits. Silver State Bank has 10 full-service offices in the greater Las Vegas market area and we expect to open two additional full-service offices in this market area during next 12 months.

Choice Bank is an Arizona-chartered commercial bank headquartered in Scottsdale, Arizona. As of December 31, 2006, Choice Bank had $165.3 million in assets, $123.6 million in gross loans (excluding loans held for sale) and $129.4 million in deposits. Currently, Choice Bank has two full-service offices in the Phoenix/Scottsdale market area and we expect to open two additional full-service offices in this market area during next 12 months.

In addition to its banking subsidiaries, Silver State Bank operates nine LPOs, which are located in Utah, Colorado, Washington, Oregon, California and Florida. Our LPOs primarily originate SBA loans, which for the most part, we sell in the secondary market. To a lesser extent, our LPOs also originate commercial real estate loans primarily for sale into the secondary market. Our LPOs are established and staffed around personnel who are experienced SBA loan producers in their geographic market. According to recent lending statistics, Silver State Bank is the leading SBA lender in the state of Nevada as ranked by dollar volume. Silver State Bank originated and closed $127 million in SBA loans during 2006.

Market Area and Customer Base

Our customers are primarily small to mid-sized businesses (generally representing businesses with up to $50.0 million in revenues) that require highly personalized commercial banking products and services that we deliver with an emphasis on relationship banking. We believe that our customers prefer locally managed banking institutions that provide responsive, personalized service and customized products. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

Through our banking subsidiaries, Silver State Bank and Choice Bank, we serve customers in Nevada and Arizona.

Nevada. In Nevada, we have branches in the cities of Henderson, Las Vegas, North Las Vegas, and Boulder City, all of which are in the greater Las Vegas market area. The economy of the greater Las Vegas market area is primarily driven by services and industries related to gaming, entertainment and tourism, and is experiencing growth in the residential and commercial construction and light manufacturing sectors.

Arizona. In Arizona, we operate in Scottsdale and West Valley, both of which are located in the Phoenix/Scottsdale market area. These metropolitan areas contain companies in the following industries: aerospace, high-tech manufacturing, construction, energy, transportation, minerals and mining and financial services. Our primary service area in Arizona is within the geographical boundaries of Maricopa County. We consider other counties in Arizona as secondary lending areas.

SBA Lending. We view our SBA lending market to be Nevada and Arizona, in addition to Utah, Colorado, Washington, Oregon, California and Florida where we currently have LPOs.

We currently operate in what we believe to be several of the most attractive markets in the Western United States. These markets have high per capita income and have experienced, and are expected to continue to experience, some of the fastest population growth in the country.

Las Vegas, Nevada. In terms of population growth, the greater Las Vegas market area has been the fifth fastest growing metropolitan area in the United States in the last six years, having grown almost 34% since 2000, almost five times the national population growth rate. This population expansion is set to continue in the next five years, with the population expected to grow through 2011 at a rate of 26%, which is almost four times the national rate. Household income growth has tracked population growth, having risen almost 24% in the last six years, and is expected to grow another 18% through 2011. The area’s economic strength is anchored by the gaming industry, as well as the presence of five Fortune 500 companies headquartered in Las Vegas. The greater Las Vegas market area’s rapid overall growth and strong economy is clearly evident in the banking sector as well, with total deposits increasing by 736% in the last six years, from $12 billion in 2000 to $100.3 billion. Silver State currently has 0.78% of the deposits in the market with the top five banks holding 90.6%.

Phoenix/Scottsdale, Arizona. With 4 million people, over 67% of Arizona’s population, the Phoenix/Scottsdale market area is the largest metropolitan area in the state of Arizona. Eight of Arizona’s top ten businesses by revenue are headquartered in the Phoenix/Scottsdale market area, helping to propel the area’s rapid income growth. The Phoenix/Scottsdale market area currently has the highest household income and per capita income in the state — at $56,481 and $28,057, respectively. The median household income is 10% higher than the national average, and is projected to increase another 22% in the next five years, the fastest projected growth in household income in Arizona. This rapid income and population growth has driven growth in the banking sector, with total deposits in this market area increasing by over 92%, from $29.2 billion in 2000 to $56.0 billion in 2006. Choice Bank currently has 0.16% of the deposit market share in the Phoenix/Scottsdale market area, with the top five banks holding 72.5%.

We believe the rapid population growth in our markets and the resultant growth in the local economies will provide us with significant lending and growth opportunities in the future. The growth in the greater Las Vegas market area, our primary market, has been driven by a variety of factors, including a service economy associated with the hospitality and gaming industries, the historic availability of affordable housing, the lack of a state income tax, and a growing base of senior and retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide a broader range of financial products and services.

Our future growth opportunities will be influenced by the growth and stability of the statewide and regional economies, other demographic population trends and the competitive environment within and around the states of Nevada and Arizona. We believe that we have developed lending products and marketing strategies to address the diverse credit-related needs of the residents in our market areas. We intend the primary funding for our growth to be customer deposits, using borrowed funds to supplement our deposit initiatives as a funding source. We intend to grow customer deposits by continuing to offer desirable products at competitive rates and by opening new branch offices.

Silver State Bank’s real estate lending activity focuses on construction loans and land acquisition and development loans for both commercial and residential projects, commercial real estate loans and commercial and industrial loans. SBA loans also constitute a large percentage of our portfolio. We are currently one of the largest SBA lenders in Nevada and, in addition, both Silver State Bank and Choice Bank are nationwide SBA approved Preferred Lenders Program lenders. Choice Bank primarily specializes in providing construction and long term financing for homes and also provides commercial real estate loans.

Competition

The banking and financial services business in our market areas is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other non-bank financial services providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.

Competition for deposit and loan products remains strong from both banking and non-banking firms, and this competition directly affects the rates of those products and the terms on which they are offered to customers. Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, internet banking and ATMs.

Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly affected by federal and state legislation that makes it easier for non-bank financial institutions to compete with us.

Lending Activities

We provide a variety of loans to our customers, including construction and land loans, commercial real estate loans, commercial and industrial loans, SBA loans and, to a lesser extent, residential real estate and consumer loans. Our lending efforts have focused on meeting the needs of our business customers, who have typically required funding for commercial and commercial real estate enterprises.

As of December 31, 2006 our loan portfolio totaled $1.0 billion, or approximately 83% of our total assets. The following table presents the composition of our loan portfolio in dollar amounts at the dates indicated.

	At December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Construction and land	$620,167	$369,197	$228,293	$94,348	$54,228
Commercial real estate	206,744	195,754	214,860	212,182	165,868
Commercial and industrial	109,134	68,904	62,176	55,082	49,095
Single family residential real estate	80,280	13,720	18,508	22,527	13,387
Consumer	5,789	3,504	2,928	3,296	3,488
Leases, net of unearned income	411	264	729	1,684	2,860
Net deferred loan fees	(6,882)	(5,164)	(4,103)	(2,398)	(1,795)

Gross loans, net of deferred fees	1,015,643	646,179	523,391	386,721	287,131
Less: Allowance for loan losses	(11,200)	(8,314)	(6,051)	(4,768)	(3,546)

	$1,004,443	$637,865	$517,340	$381,953	$283,585

The following table presents the contractual maturity of our loans at December 31, 2006.

	At December 31, 2006
	Due Within One Year	Due From 1-5 Years	Due in More than Five Years	Total
	(In thousands)
Construction and land	$445,996	$138,826	$35,345	$620,167
Commercial real estate	57,139	93,445	56,160	206,744
Commercial and industrial	60,193	22,684	26,257	109,134
Single family residential real estate	19,481	11,210	49,589	80,280
Consumer	3,547	1,751	491	5,789
Leases, net of unearned income	58	353	—	411
Net deferred loan fees	—	—	—	(6,882)

Gross loans, net of deferred fees	586,414	268,269	167,842	1,015,643
Less: Allowance for loan losses	—	—	—	(11,200)

	$586,414	$268,269	$167,842	$1,004,443

Interest rates:
Fixed	$7,991	$15,697	$20,703	$44,391
Variable	578,423	252,572	147,139	978,134
Net deferred loan fees	—	—	—	(6,882)

Gross loans, net of deferred fees	$586,414	$268,269	$167,842	$1,015,643

Construction and Land Loans. The principal types of our construction loans include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants and entry level residential tract homes. Construction loans are primarily made to experienced local developers with whom we have significant lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs and contingency funds are appropriate and adequate. Our underwriting guidelines generally require our construction loans to have loan-to-value ratios of no more than 75% and we seek to obtain personal guarantees from our borrowers when possible. Construction loans comprised 30% of our total loan portfolio at December 31, 2006. At December 31, 2006, the largest construction loan in our portfolio was 17.7 million. On December 31, 2006, our construction loans were as follows:

Type	Balance
(In thousands)
One- to Four-Family	$80,276
Multi-Family	12,820
Hotel	28,969
Multi-Use	3,565
Industrial	31,623
Office	60,137
Mini-Storage	4,562
Retail	86,926
Other	4,985

Total Construction	$313,863

We classify our land loans as loans on raw land, infill, land development and developed land loans. We consider raw land to be land that has no improvements on it and is located outside of a developed area. Infill is land that has no improvements but is located within a metropolitan area and is surrounded by developed land. Land development loans are loans containing budgeted dollars to finance the onsite improvements upon raw or infill land, and developed land loans consist of loans on land with improvements completed. We extend land loans primarily to borrowers who plan to initiate active development of the property within two years and have a prior good business relationship with our bank subsidiaries and bank officers. Our underwriting guidelines generally require our land loans to have a loan-to-value ratio of no more than 65%. Land loans comprised 30% of our total loan portfolio at December 31, 2006. At December 31, 2006, our largest land loan commitment to one borrower was a $22.3 million land development loan to a local developer. On December 31, 2006, our land loans were as follows:

Type	Balance
(In thousands)
Raw	$53,347
Infill	105,057
Land Development	117,047
Developed Land	30,853

Total Land	$306,304

Construction and development loans typically provide for a reserve budget to service payments for the term of the loan. We believe that reasonable assumptions are made by the loan officer during loan underwriting and confirmed by the Senior Loan Committee during the loan approval process concerning average outstanding loan balance, interest rate, and sales or lease absorption, to determine the appropriate interest reserve budget amount to carry the interest for the term of the loan.

Commercial Real Estate Loans. A significant component of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital that are secured by commercial real estate. We have a commercial real estate portfolio comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers and other commercial properties. Our underwriting guidelines generally require our commercial real estate loans to have loan-to-value ratios of no more than 75% and minimum debt service coverage ratios, defined as net operating income divided by debt service, of no less than 1.25. In addition, we seek to obtain personal guarantees from our borrowers whenever possible. The maturity of these loans is typically 2-5 years. The specific loan-to-value ratio and debt service coverage ratio varies depending on the type of collateral for each commercial loan. Commercial real estate loans comprised 20% of our total loan portfolio at December 31, 2006. At December 31, 2006, our largest commercial real estate loan to one borrower was $14.2 million, secured by several owner-occupied convenience stores. On December 31, 2006, our commercial real estate loans were as follows:

Type	Balance
(In thousands)
Multi-Family	$7,159
Hotel	3,348
Multi-Use	932
Industrial	36,832
Office	45,292
Mini-Storage	9,951
Retail	77,924
Other	25,306

Total Term CRE	$206,744

Commercial and Industrial Loans. In addition to real estate secured loan products, we also originate commercial and industrial loans, including working capital lines of credit, inventory and accounts receivable lines, equipment loans and other commercial loans. We focus on making commercial loans to small and medium-sized businesses in a wide variety of industries. Our underwriting guidelines generally require that our commercial and industrial loans have a loan-to-value ratio of no more than 75% and we seek to obtain a personal guarantee from our borrowers whenever possible. At December 31, 2006, our largest commercial and industrial loan to one borrower was $17.3 million, secured primarily by helicopters. Commercial loans comprised 11% of our total loan portfolio at December 31, 2006.

SBA Loans. Our bank subsidiaries are nationwide SBA Preferred Lenders. As Preferred Lenders they can approve a loan within the authority delegated to them by the SBA. Preferred Lenders approve, package, fund and service SBA loans within a range of authority that is not available to SBA lenders that do not have the Preferred Lender designation. The Bank’s SBA loans fall into two categories, loans originated under the SBA’s 7A Program, or SBA 7A Loans, and loans originated under the SBA’s 504 Program. For 2006, SBA 7A Loans represented approximately 29% of the SBA Loans originated by our banks while 504 Loans represented the balance.

Under the SBA 7A Loan program, loans from $150,000 up to $2.0 million are guaranteed 75% by the SBA. Generally, this guarantee would become invalid only if the loan was not closed and serviced in accordance with the SBA loan authorization. SBA 7A Loans under $150,000 are guaranteed 85% by the SBA. SBA 7A Loans collateralized by real estate have terms of up to 25 years, while loans collateralized by equipment and working capital have terms of up to 10 years. We generally sell the guaranteed portion of SBA 7A loans, which is up to 85% of the loan. The unguaranteed portion of these loans may also be sold. At least 10%, or 5% with prior SBA approval, of the SBA 7A Loans are required to be retained in our portfolio. Funding for these loans has come principally from deposit sources. We retain the servicing on the guaranteed and unguaranteed portion of SBA 7A Loans that we sell. The strategy of selling both the guaranteed and unguaranteed portion of the SBA 7A Loans allows us to supplement our earnings and maintain funding to meet our local loan demand. Upon sale in the secondary market, the purchaser of the guaranteed portion of an SBA 7A Loan pays a premium to us, which historically has ranged up to 10% of the guaranteed amount, and in the case of a sale of the unguaranteed portion, the premium has historically ranged up to 4%. Generally, we also receive a servicing fee equal to 1% of the guaranteed amount sold in the secondary market. Under certain circumstances, we may be required to refund the premium we receive on the sale of a loan. In the event of a default on an SBA 7A Loan, within 90 days of its sale, or if the loan is prepaid within 90 days of its sale, we are required to refund the premium to the purchaser. Since inception of the program, refunds of the premiums on SBA 7A Loans have been nominal.

Under the SBA’s 504 Program, we require a minimum down payment of 10% (more on special purpose or single use properties). We then enter into a first trust deed loan in an amount not less than 50% of the total project cost and an interim second trust deed loan in an amount not less than 40% of the total cost of the project. For SBA 504 non-construction loans, the first trust deed loan has a term of up to 25 years. The second trust deed loan is generally for a term of up to 180 days. Within the 180 day period of entering into the loan, the second trust deed loans are refinanced by SBA certified development companies and used as collateral for SBA guaranteed debentures. For SBA 504 construction loans, the term on the second trust deed loan is generally up to 18 months and the certified development company cannot pay off the loan until a certificate of occupancy is issued. The first trust deed loan on a construction project is generally for a term of up to 18 months with an automatic conversion to a permanent fixed-rate loan upon completion of the project. Our SBA lending program, and portions of our real estate lending, are dependent on the continual funding and programs of certain federal agencies or quasi-government corporations, including the SBA. The guaranteed portion of SBA loans is not included in calculation of our subsidiary banks’ loan-to-one-borrower limitations described below.

Residential Real Estate Loans. As of December 31, 2006, residential real estate loans represented 8% of our total loan portfolio. With the acquisition of Choice Bank, we added a residential real estate loan origination platform to our business. We originate residential mortgage loans secured by one-to-four family properties, most of which serve as the primary or secondary residences of the owner. Choice Bank has developed a core competency in residential mortgage loans with principal balances in excess of the Federal National Mortgage Association single-family limit of $417,000 (commonly referred to as “non-conforming” or “jumbo” loans). Our primary focus is to maintain and expand relationships with developers, realtors, and other key contacts in the residential real estate industry in order to originate new mortgages. Most of our loan originations result from relationships with existing or past customers, members of our local community, and referrals from realtors, attorneys, and builders. All of the portfolio residential real estate loans are typically made at a loan-to-value ratio of 80%. If these loans are made with a greater loan-to-value ratio than 80%, the borrower is required to obtain private mortgage insurance, which results in a lower exposure to the Bank in the event the borrower defaults in making payments on the loan.

We also originate residential real estate construction loans for primary and secondary residences, as well as loans for improved custom home lots. These loans are also typically made at a loan-to-value ratio of 80%. If these loans are made with a loan-to-value ratio greater than 80%, then private mortgage insurance, paid by the borrower, is required. Improved custom home lots are typically financed at a maximum loan-to-value ratio of 80%. In addition we serve the custom home builders within our markets with residential speculative custom home financing for specific custom home communities. These loans are typically made at a maximum loan-to-cost ratio of 80% and at a maximum loan-to-value ratio of 65%.

Lastly, we originate home equity loans and home improvement loans to serve primarily our current mortgage customer base. All of these types of loans are made with a maximum combined loan-to-value ratios of 80%.

We offer a variety of adjustable rate mortgage, or ARM, loans secured by one- to four-family residential properties with a fixed-rate for initial terms of one year, three years or five years. After the initial adjustment period, ARM loans adjust on an annual basis. These loans are originated in amounts generally up to $3.0 million. The ARM loans that we currently originate have a maximum 30-year amortization period and are generally subject to the loan-to-value ratios described above. The interest rates on ARM loans fluctuate based upon a fixed spread above the monthly average yield on United States Treasury securities, adjusted to a constant maturity of one year, and generally are subject to a maximum increase of 2% per adjustment period and a limitation on the aggregate adjustment of 5% over the life of the loan. In the current rate environment, where the yield curve is relatively flat, the ARM loans we offer have initial interest rates below the fully indexed rate.

The origination and retention of ARM loans helps reduce exposure to increases in interest rates. However, ARM loans can pose credit risks different from the risks inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower may rise, which increases the potential for default. The marketability of the underlying property also may be adversely affected by higher interest rates. In order to minimize risks, we evaluate borrowers of ARM loans based on their ability to repay the loans at the higher of the initial interest rate or the fully indexed rate. In an effort to reduce risk further, we have not in the past, nor do we currently, originate ARM loans that provide for negative amortization of principal.

We also offer interest-only mortgage loans. These loans are designed for loan customers who desire flexible amortization schedules. These loans are originated as 1/1, 3/1, or 5/1 ARM loans, with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the obligation. The 30-year fixed-rate loans are originated for sale into the secondary market. With respect to ARM loans, at the end of the initial 1-, 3- or 5-year interest-only period of these loans, the payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans may involve higher risks compared to standard loan products since there is the potential for higher payments once the interest rate resets and the principal begins to amortize and they rely on a stable or rising housing market to maintain acceptable loan-to-value ratios. As of December 31, 2006, we had 33 interest-only loans with an aggregate balance of $16.6 million.

Consumer Loans. We offer a variety of consumer loans to meet the needs of our commercial customers. Examples of our consumer loans include new and used automobile loans and personal lines of credit. Consumer loans represented less than 1% of our total loan portfolio at December 31, 2006.

Loan Approval Procedures and Authority. Our lending policies for Silver State Bank and Choice Bank are as follows:

Silver State Bank. The Senior Loan Committee, comprised of the executive officers of Silver State Bank, sets the authorization levels for each individual loan officer on a case-by-case basis in a written memorandum to that officer that details the officer’s lending authority according to the types and grades of loans. Generally, the more experienced a loan officer, the higher the authorization level. The maximum approval amount granted to an individual officer is $500,000 for unsecured credit relationships, $1.0 million for collateralized credit relationships (secured primarily by a perfected security interest in equipment) and $2.0 million for secured credit relationships (secured by pledged collateral that is equivalent to cash or near cash, such as marketable stocks or bonds; in addition, Silver State Bank considers properly margined real estate loans meeting the bank’s loan to value or loan to cost guidelines as secured transactions). The Senior Loan Committee has approval authority of up to $27.0 million. Any extension of credit that would result in the aggregate extensions of credit to a customer to exceed that amount must be approved by the Directors Loan Committee.

Further, all non-criticized loans above $100,000, all other loans especially mentioned above $30,000, all substandard loans above $20,000 and all doubtful or loss loans are reported to the Senior Loan Committee. In addition, any loan granted to a member of the board of directors of Silver State Bancorp, Silver State Bank or Choice Bank, any of Silver State Bancorp’s principal stockholders or any of our executive officers requires the approval of the board of directors.

Choice Bank. Choice Bank’s lending policies generally mirror those of Silver State Bank. Loan officers with lending limits may approve loans within their respective lending authority. All loans in excess of $100,000 will be reported to the Management Loan Committee. This committee consists of both Choice Bank and Silver State Bank’s Executive Officers. All loans in excess of the applicable loan officer’s lending limit must be approved by the Management Loan Committee. All Management Committee approvals are reported monthly at the regularly scheduled Choice Bank board meeting.

Loans to One Borrower. In addition to the limits set forth above, state banking law generally limits the aggregate extensions of credit that a bank may make a single borrower. Under Nevada law, the aggregate extensions of credit that a bank may make to a single borrower generally may not exceed 25% of the sum of the bank’s Tier 1 capital and allowance for loan losses (approximately $28.0 million at December 31, 2006 with respect to Silver State Bank). Under Arizona law, the aggregate extensions of credit of a bank to one borrower may not exceed 15% of the bank’s capital ($1.9 million at December 31, 2006 with respect to Choice Bank). The largest aggregate extensions of credit by our subsidiary banks to one borrower at December 31, 2006, were as follows:

•	Silver State Bank’s largest aggregate extension of credit to a single borrower was $22.3 million, consisting of a land development loan to a local developer;

•	Choice Bank’s largest aggregate extension of credit to a single borrower was $1.9 million consisting of a commercial development loan to a local developer.

Notwithstanding the above limits, our subsidiary banks are able to leverage their relationships with one another to participate in loans collectively which they otherwise would not be able to make on an individual basis. As of December 31, 2006, the aggregate lending limit of our subsidiary banks to a single borrower was approximately $29.9 million.

Concentrations of Credit Risk. Our lending policies also establish customer and product concentration limits to control single customer and product exposures. As these policies are intended as guidance and not as absolute limitations, at any particular point in time the ratios may be higher or lower because of funding on outstanding commitments. Set forth below are our policy limit guidelines and the segmentation of our loan portfolio by loan type as of December 31, 2006:

	Percent of Total Risk Based Capital		Percent of Total Loans*
	Policy Limit	Actual*
Construction Loans	350%	236%	30%
Land Loans	350	227	29
Commercial Real Estate Loans	300	167	21
Commercial Loans	150	86	11
Single Family Residential Real Estate Loans	100	59	8
Consumer Loans	25	4	1

*	Calculations include loans held for sale pursuant to our portfolio limit guidelines.

We continually monitor a variety of risk exposures in our loan portfolio. As part of the portfolio monitoring process, we periodically perform “stress tests” using various factors, typically those issues outside the control of our management. The goal of stress testing the portfolio is to determine the overall effect of various events on our loan portfolio that could create unanticipated loss exposure and/or impairment of our banks’ capital. Stress testing provides our management with insight into how these issues may affect our banks’ capital.

Asset Quality

One of our key strategies is to maintain high asset quality. We have instituted a loan grading system consisting of nine different categories. Loans graded in the first five categories are considered “satisfactory.” The other four grades range from a “watch” category to a “loss” category and are consistent with the grading systems used by the FDIC. All loans are assigned a credit risk grade at the time they are made. In addition, our “Watch List” loans are internally reviewed by Silver State Bank’s Senior Loan Committee and Choice Bank’s Management Loan Committee on a monthly basis to determine whether a change in the credit risk is warranted. The Senior Loan Committee and the Management Loan Committee each reports its analysis to its respective board of directors at the monthly board meeting. Our loan portfolio and credit risk grades are also reviewed periodically by external, independent loan review firms (one for Silver State Bank and one for Choice Bank). As part of this review, randomly selected new and renewed loans are reviewed for compliance with our credit policies. In addition, our independent loan review firms generally review our “Watch List” loans.

Delinquent Loans and Foreclosed Assets. Our policies for Silver State Bank and Choice Bank are as follows:

In General. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. Our goal in any problem loan negotiation is repayment of the obligation. The appropriate method to use to attain this goal varies depending on the circumstances involved.

Generally, if a loan is approaching 30 days past due, we attempt to remedy the deficiency by notifying the borrower of the default and to determine the cause of the default. If the nature of the problem is short-term, the bank works with the defaulting borrower to develop a strategy to remedy the situation. Further, the loan is continued to be closely monitored and may be placed on the bank’s “Watch List” in the loan officer’s discretion. “Watch List” reports are completed monthly and reviewed by senior management. If the problem appears to be long term in nature and cannot be remedied in a satisfactory manner, assignment to the Special Attention Loans department is considered. If the loan is assigned, the Special Attention Loans department administers the credit from this point, seeking legal advice if necessary. Possible remedies include legal action, foreclosure or other means to protect the bank’s collateral position.

If the strategy described above is unsuccessful and the loan is approaching 60 or more days past due, the loan officer contacts the bank’s Chief Credit Officer with a recommendation that the loan be assigned to the Special Attention Loans department. Depending on the specific factors involved, the Manager of the Special Attention Loans department or the Chief Credit Officer may decide to initiate possible legal action and/or recourse to the collateral in question.

Our policies require that management continuously monitor the status of the loan portfolio and report to the Board of Directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate.

Repossession/Foreclosure. Our policy is to proceed with the repossession of collateral only as a last alternative after the borrower has demonstrated an unwillingness or inability to adhere to a reasonable program of repayment.

Criticized Assets. Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades six through nine of our loan grading system to identify potential problem assets.

The following describes grades six through nine of our loan grading system, which are consistent with the definitions set forth in applicable banking regulations and guidelines:

(6)	“Other Loans Especially Mentioned.” These loans have potential weaknesses which, if not checked and corrected, may result in deterioration of the repayment prospects, weaken the loan, or inadequately protect the banks’ credit position at some future date. Other Loans Especially Mentioned are believed to be potential problems that warrant more than the usual management attention, but do not quite justify a classification of Substandard. Loans which might fall into this category include those with an inadequate loan agreement, poorly collateralized loans, loans without proper documentation and for which any other deviation for prudent lending practices occurred. Economic or market conditions that may, in the future, affect the borrower may warrant mention of the loan.

(7)	“Substandard.” These loans may involve more than a normal degree of risk and are inadequately protected by the solid worth and paying capacity of the borrower. Weaknesses may include lack, insufficiency or poor marketability of collateral, poor handling, programming or supervision by bank personnel, or external adverse factors. Loans of this type are characterized by the distinct possibility that the bank may sustain some loss if the deficiencies are not corrected quickly. A strong possibility of correcting the deficiencies usually exists.

(8)	“Doubtful.” A loan classified as “Doubtful” has all the weaknesses of a Substandard loan. In addition, collection in full — on the basis of currently existing facts, conditions and values — is highly questionable and improbable. The possibility of loss is extremely high, but because of important and reasonably specific pending factors, which may work toward strengthening the asset, classification as Loss is deferred until its more exact status may be determined.

(9)	“Loss.” These assets are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practicable or desirable to defer writing off the asset, even though partial recovery may be affected in the future.

Non-performing assets, which include other real estate owned, or OREO, non-accrual loans and accruing loans delinquent 90 days or more, were $870,000 at December 31, 2006 compared with $1.2 million at December 31, 2005.

We generally stop accruing income on (1) any loan when interest or principal payments are in arrears for 90 days or on (2) any asset for which payment in full of interest or principal is not expected. We designate loans on which we stop accruing income as non-accrual loans and we reverse any outstanding interest that we previously accrued. We subsequently recognize income in the period in which we collect it, when the ultimate collection of principal is no longer in doubt. We return non-accrual loans to accrual status only when factors indicating doubtful collection no longer exist and the loan has been brought current. In addition, when a loan is placed on non-accrual, it is also entered on the Watch List if the loan is above $5,000.

If the non-accrual balance has not been paid in full by the time the credit reaches 180 days past due, the balance is charged off, unless certain legal proceedings have been initiated or other circumstances make it reasonably likely that we will collect the loan.

OREO consists of real property we acquire through foreclosure or deed in lieu of foreclosure. After foreclosure, OREO is carried at the lower of fair value minus estimated cost to sell or at cost. A valuation allowance account is established through provisions charged to income, which results from the ongoing periodic valuations of OREO. Fair market value is generally based on recent appraisals.

The following table presents information regarding non-accrual loans, accruing loans delinquent 90 days or more, and OREO as of the dates indicated. During the period shown below, we did not have any loans past due 90 days or more and still accruing or interest income that would have been recorded under the original terms of the loans.

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Total non-accrual loans(1)	$132	$1,217	$474	$4,745	$6,645
Restructured loans	—	—	—	—	—
Other real estate owned (OREO)	738	—	600	—	—

Total non-performing assets	$870	$1,217	$1,074	$4,745	$6,645

Non-accrual loans to gross loans	0.01%	0.19%	0.09%	1.23%	2.31%
Non-performing assets to total assets	0.07%	0.15%	0.15%	0.97%	1.76%
Interest income recognized on nonaccrual loans	$111	$89	$5	$160	$138

(1)	We had no loans past due 90 days of more and still accruing as of the end of each period indicated.

Our potential problem loans, consisting of loans in grades six or higher but still performing, were approximately $12.0 million at December 31, 2006.

The total amount of interest income received during 2006 on non-accrual loans outstanding and additional interest income on non-accrual loans that would have been recognized if interest on all such loans had been recorded based upon original contract terms was immaterial. We are not committed to lend additional funds to borrowers with loans on non-accrual status.

We define impaired loans as all non-accrual construction and land development, commercial and industrial and commercial real estate loans. Impaired loans are individually assessed to determine whether a loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. We had six and five loans classified as impaired at December 31, 2006 and 2005, respectively. In addition, at December 31, 2006 and 2005, we had no loans classified as troubled debt restructurings, as defined in SFAS No. 15.

Allowance for Loan Losses. The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Allowance for loan losses:
Balance at beginning of period	$8,314	$6,051	$4,768	$3,546	$2,308
Provisions charged to operating expenses	2,821	2,350	1,750	2,325	1,266
Acquisition(1)	663	—	—	—	—
Recoveries of loans previously charged-off:
Construction and land	—	—	—	—	—
Commercial real estate	—	37	1	—	—
Commercial and industrial	52	40	118	50	346
Residential real estate	—	—	—	—	—
Consumer and other	14	14	9	4	39

Total recoveries	$66	$91	$128	$54	$385

Loans charged-off:
Construction and land	—	—	—	—	—
Commercial real estate	19	—	178	500	126
Commercial and industrial	447	95	399	466	156
Residential real estate	44	—	—	139	—
Consumer and other	154	83	18	52	131

Total charged-off	664	178	595	1,157	413

Net charge-offs	598	87	467	1,103	28

Balance at end of period	$11,200	$8,314	$6,051	$4,768	$3,546

Net charge-offs to average loans outstanding	0.07%	0.01%	0.11%	0.33%	0.01%
Allowance for loan losses to gross loans	1.10	1.29	1.16	1.23	1.23

(1)	In connection with our acquisition of Choice Bank on September 5, 2006, we added $663,000 in the allowance for loan losses held by Choice Bank at the time of the acquisition.

The allowance for loan losses has been determined in accordance with accounting principles generally accepted in the United States of America. We are responsible for the timely and periodic determination of the adequacy of the allowance. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

We maintain the allowance for loan losses through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. We establish the provision for loan losses after considering the results of our review of delinquency and charge-off trends, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio growth, GAAP and regulatory guidance. We periodically review the assumptions and formula used in determining our allowance for loan losses and make adjustments if required to reflect the current risk profile of our loan portfolio.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Years Ended December 31, 2006 and 2005 — Critical Accounting Policies — Allowance for Loan Losses.”

The following table presents our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at December 31, 2006, 2005, 2004, 2003 and 2002.

	Allowance for Loan Losses at December 31,
	2006		2005		2004		2003		2002
	(Dollars in thousands)
	Amount	% of Loans in Each Category to Gross Loans*	Amount	% of Loans in Each Category to Gross Loans*	Amount	% of Loans in Each Category to Gross Loans*	Amount	% of Loans in Each Category to Gross Loans*	Amount	% of Loans in Each Category to Gross Loans*
Construction and land	$7,356	60.7%	$3,662	56.7%	$3,354	43.3%	$1,961	24.2%	$520	18.8%
Commercial real estate	2,667	20.2	2,359	30.1	1,167	40.7	1,139	54.6	1,463	57.4
Commercial and industrial	801	10.7	1,716	10.6	1,256	11.9	1,390	14.2	1,272	17.0
Single family residential real estate	287	7.8	516	2.1	200	3.5	225	5.8	197	4.6
Consumer and other	89	0.6	61	0.5	74	0.6	53	1.2	94	2.2

Total	$11,200	100.0%	$8,314	100.0%	$6,051	100.0%	$4,768	100.0%	$3,546	100.0%

*	Gross Loans before netting deferred loan fees.

Investment Activities

Investment Securities. The Board of Directors established an Investment Committee, comprised of six executive officers, who meet on a regular basis to review our investment portfolio and evaluate the current status of our investments. Our Chief Executive Officer and Chief Operating Officer/Chief Financial Officer are responsible for overseeing the investment portfolio and have the authority to make investment decisions for our bank subsidiaries.

We have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain time deposits of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements, purchases of federal funds, money market funds, municipal securities, corporate debt and equity securities, commercial paper and mutual funds.

We classify investment securities as available for sale at the date of purchase. We currently have no investment securities classified as trading or held to maturity.

At December 31, 2006 we had $65.3 million of investment securities compared with $73.2 million at December 31, 2005. All of these investment securities are classified as securities available for sale.

The contractual maturity distribution and weighted average yield of our available for sale portfolio at December 31, 2006 is summarized in the table below. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount. Securities available for sale are carried at amortized cost in the table below for purposes of calculating the weighted average yield received on such securities.

	At December 31, 2006
	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available for Sale
US Treasury securities	$—	—	$9,484	4.96%	$—	—	$—	—	$9,484	4.96%
U.S. Government-sponsored Agencies	27,038	3.62%	23,120	5.45	—	—	—	—	50,158	4.46
Mortgage-backed obligations	—	—	963	5.94	526	5.74%	2,351	5.85%	3,840	5.86
Other	1,994	4.36	—		—		—	—	1,994	4.36

Total available for sale	$29,032	3.67%	$33,567	5.33%	$526	5.74%	$2,351	5.85%	$65,476	4.63%

The carrying value of our securities available for sale at December 31, 2006, 2005 and 2004 is set forth below.

	At December 31,
	2006	2005	2004
	(In thousands)
U.S. Treasury securities	$9,496	$7,426	$7,425
U.S. Government-sponsored agencies	50,038	61,690	36,645
Mortgage-backed obligations	3,839	2,030	5,246
Money market	1,951	2,101	11,468

Total investment securities	$65,324	$73,247	$60,784

Sources of Funds

General. Customer deposits, borrowings, scheduled amortization and prepayments of loan principal and funds provided by operations are our primary sources of funds for use in lending, investing and for other general purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Deposits. We offer a variety of deposit accounts having a range of interest rates and terms. We currently offer savings accounts, NOW accounts, checking accounts, money market accounts and time deposits. We also offer IRA accounts.

Deposits generated through our branch network are our primary means of funding growth. Since December 31, 2002, our deposits have grown from $291 million to $986 million as of December 31, 2006. Our deposit growth was primarily due to the growth in our branch network and our competitive pricing. As of December 31, 2006 we had 10 Silver State Bank branch offices and two Choice Bank branch offices. We expect to open two new Silver State Bank branches and two new Choice Bank branches in 2007.

Deposit flows are influenced significantly by general and local economic conditions, changes in prevailing interest rates, pricing of deposits and competition. Our deposits are primarily obtained from the market areas surrounding our offices. We rely primarily on paying competitive rates, providing strong customer service and maintaining long-standing relationships with customers to attract and retain these deposits. We also use brokers to obtain deposits when we require additional funding to meet loan demand. In addition, we obtain deposits via the internet. The primary reason for our increase in time deposits in 2006 was that we offered competitive rates on our certificates of deposits to fund our loan demand.

In determining our deposit rates, we consider local competition, U.S. Treasury securities offerings, the rates charged on other sources of funds and our funding requirements. Core deposits (defined as non-time deposit accounts) represented 63.3% of total deposits at December 31, 2006. At December 31, 2006, time deposits with remaining terms to maturity of less than one year amounted to $337.7 million.

The following table presents our average balances and rates by deposit category for the periods indicated:

	For the Year Ended December 31,
	2006 Average		2005 Average		2004 Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in thousands)
Interest checking (NOW)	$18,658	0.93%	$17,998	0.73%	$14,790	0.26%
Savings and money market	350,549	4.34	317,416	3.03	190,451	1.70
Time	257,414	4.89	104,668	2.86	120,708	2.40

Total interest-bearing deposits	626,621	4.46	440,082	2.89	325,949	1.89
Non-interest bearing demand deposits	168,860	—	173,622		138,012

Total deposits	$795,481	3.52%	$613,704	2.07%	$463,961	1.33%

At December 31, 2006, we had $227.5 million in time deposits with balances of $100,000 and over maturing as follows:

Maturity Period	Amount
(In thousands)
Three months or less	$49,226
Over three months through six months	70,100
Over six months through 12 months	95,563
Over 12 months	12,604

Total	$227,493

Borrowings. From time to time we obtain advances from the FHLB, which are generally secured by a blanket lien against certain portions of our real estate loan portfolio. Borrowings from the FHLB are generally limited to twenty times the amount of FHLB stock owned. Short-term borrowed funds at the dates and for the periods presented are summarized as follows:

	At or For the Years Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
FHLB Advances:
Maximum month-end balance	$8,000	$10,000	$25,000
Balance at end of year	8,000	5,000	20,000
Average balance	4,795	2,288	2,678
Customer Repurchase Accounts and other
Maximum month-end balance	21,640	22,072	21,977
Balance at end of year	13,602	22,072	21,977
Average balance	14,597	16,598	13,426

Total Short-Term Borrowed Funds at end of year	$21,602	$27,072	$41,977

Weighted average interest rate at end of year	5.09%	3.92%	2.50%
Weighted average interest rate during year	4.63	3.18	2.01

In addition, we had $50.0 million in long term advances from the FHLB at December 31, 2006, compared to $49.0 million at December 31, 2005.

From time to time we have formed special purpose trusts for the sole purpose of issuing guaranteed preferred beneficial interests in its junior subordinated debentures, or trust preferred securities, and investing the proceeds thereof in the junior subordinated debentures issued by us. The funds raised through the issuance of junior subordinated debt have been used to supplement our capital and help us grow our assets. At December 31, 2006 we had $38.7 million of junior subordinated debentures issued to the following special purpose trusts:

Name of Trust	Interest Rate At December 31, 2006	Maturity	First Redemption Date	Amount Outstanding At December 31, 2006
Silver State Capital Trust I	6-month LIBOR plus 3.75%	December 8, 2031	December 8, 2006	$—
Silver State Capital Trust II	3-month LIBOR plus 3.25%	April 24, 2033	April 24, 2008	5,155,000
Silver State Capital Trust III	3-month LIBOR plus 2.75%	April 7, 2034	April 7, 2009	5,155,000
Silver State Capital Trust IV	3-month LIBOR plus 1.60%	September 30, 2036	September 30, 2011	20,619,000
Silver State Capital Trust V	3-month LIBOR plus 1.62%	March 1, 2037	March 1, 2012	7,732,000

				$38,661,000

The trust preferred securities qualify as Tier 1 Capital for Silver State Bancorp, subject to certain limitations, with the excess being included in total capital for regulatory purposes. Payment of distributions out of the monies held by the trusts and payments on liquidation of the trusts or the redemption of the trust preferred securities are guaranteed by us to the extent the trusts have funds available. Our obligations under the guarantees and the junior subordinated debentures are subordinate and junior in right of payment to all of our indebtedness and will be structurally subordinated to all liabilities and obligations of our subsidiaries. In the event of certain changes or amendments to regulatory requirements or Federal tax rules, the debt is redeemable in whole.

Subsidiaries

We have two wholly-owned bank subsidiaries, Silver State Bank and Choice Bank. Silver State Bank is a Nevada-chartered commercial bank headquartered in Henderson, Nevada. Silver State Bank is one of the largest banks headquartered in Nevada, with $1 billion in assets, $892.0 million in loans and $863.8 million in deposits as of December 31, 2006. Silver State Bank has 10 full-service offices in the greater Las Vegas market area. In addition, Silver State Bank expects to open two full-service offices in the greater Las Vegas market area in the next 12 months.

Choice Bank is an Arizona-chartered commercial bank headquartered in Scottsdale, Arizona. As of December 31, 2006, Choice Bank had $165.3 million in assets, $123.6 million in loans and $129.4 million in deposits. Choice Bank has one full-service office in Scottsdale and one in Sun City West. In addition, Choice Bank expects to open two full-service offices in the Phoenix/Scottsdale market area in the next 12 months.

Financial Information Regarding Segment Reporting

We currently operate our business in two reportable operating segments, Silver State Bank and Choice Bank. Please refer to Note 19 of notes to our consolidated financial statements “Segment Information” for financial information regarding segment reporting.

Personnel

As of December 31, 2006, we had 268 full-time employees and 12 part-time employees. Employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

SUPERVISION AND REGULATION

General

The following discussion is only intended to summarize significant statutes and regulations that affect the banking industry and therefore is not a comprehensive survey of the field. These summaries are qualified in their entirety by reference to the particular statute or regulation that is referenced or described. Changes in applicable laws or regulations or in the policies of banking supervisory agencies, or the adoption of new laws or regulations, may have a material effect on our business and prospects. Changes in fiscal or monetary policies also may affect us. The probability, timing, nature or extent of such changes or their effect on us cannot be predicted.

Bank Holding Company Regulation

General. Silver State Bancorp is a bank holding company and is registered with the Board of Governors of the Federal Reserve System, under the BHC Act. As such, the Federal Reserve is our primary federal regulator, and we are subject to extensive regulation, supervision and examination by the Federal Reserve. Silver State Bancorp must file reports with the Federal Reserve and provide it with such additional information as it may require.

Under Federal Reserve regulations, a bank holding company is required to serve as a source of financial and managerial strength for its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve’s policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use its available resources to provide adequate capital to its subsidiary banks during period of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet these obligations will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations, or both.

Among its powers, the Federal Reserve may require a bank holding company to terminate an activity or terminate control of, divest or liquidate subsidiaries or affiliates that the Federal Reserve determines constitute a significant risk to the financial safety or soundness of the bank holding company or any of its bank subsidiaries. Subject to certain exceptions, bank holding companies are also required to give written notice to and receive approval from the Federal Reserve before purchasing or redeeming their common stock or other equity securities. The Federal Reserve also may regulate provisions of a bank holding company’s debt, including by imposing interest rate ceilings and reserve requirements. In addition, the Federal Reserve requires all bank holding companies to maintain capital at or above certain prescribed levels.

Holding Company Bank Ownership. The BHC Act requires every bank holding company to obtain the approval of the Federal Reserve before it may acquire, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of any class of the outstanding voting shares of such other bank or bank holding company, acquire all or substantially all the assets of another bank or bank holding company or merge or consolidate with another bank holding company.

Holding Company Nonbank Ownership. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring or retaining, directly or indirectly, ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company, or from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain nonbank activities that have been identified, by statute or by Federal Reserve regulation or order as activities so closely related to the business of banking or of managing or controlling banks as to be a proper incident thereto. Business activities that have been determined to be so related to banking include securities brokerage services, investment advisory services, fiduciary services and certain management advisory and data processing services, among others.

Change in Control. In the event that the BHC Act is not applicable to a person or entity, the Change in Bank Control Act of 1978, or the CIBC Act, requires that such person or entity give notice to the Federal Reserve and the Federal Reserve not disapprove such notice before such person or entity may acquire “control” of a bank or bank holding company. A limited number of exemptions apply to such transactions. Control is conclusively presumed to exist if a person or entity acquires 25% or more of the outstanding shares of any class of voting stock of the bank holding company or insured depository institution. Control is rebuttably presumed to exist if a person or entity acquires 10% or more but less than 25% of such voting stock and either the issuer has a class of registered securities under Section 12 of the Exchange Act, or no other person or entity will own, control or hold the power to vote a greater percentage of such voting stock immediately after the transaction.

State Law Restrictions. As a Nevada corporation, Silver State Bancorp is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, Nevada law imposes restrictions relating to indemnification of directors, maintenance of books, records and minutes and observance of certain corporate formalities. Silver State Bancorp also is a bank holding company within the meaning of state law in the states where its subsidiary banks are located. As such, it is subject to examination by and may be required to file reports with the Nevada Financial Institutions Division, or the Nevada DFI, under sections 666.095 and 666.105 of the Nevada Revised Statutes. Silver State Bancorp must obtain the approval of the Nevada Commissioner of Financial Institutions, or the Nevada Commissioner, before it may acquire a bank. Any transfer of control of a Nevada bank holding company must be approved in advance by the Nevada Commissioner.

Under section 6-142 of the Arizona Revised Statutes, no person may acquire control of a company that controls an Arizona bank without the prior approval of the Arizona Superintendent of Financial Institutions, or the Arizona Superintendent. A person who has the power to vote 15% or more of the voting stock of a controlling company is presumed to control the company.

Bank Regulation

General. We control two subsidiary banks. Silver State Bank, located in Henderson, Nevada, is chartered by the State of Nevada and is subject to primary regulation, supervision and examination by the Nevada DFI. Choice Bank, located in Scottsdale, Arizona, is chartered by the State of Arizona and is subject to primary regulation, supervision and examination by the Arizona Department of Financial Institutions, or the Arizona DFI. Each bank also is subject to regulation by the FDIC, which is its primary federal banking supervisory authority, and, as to certain matters, the Federal Reserve, although neither bank is a member of the Federal Reserve System.

Federal and state banking laws and the implementing regulations promulgated by the federal and state banking regulatory agencies cover most aspects of the banks’ operations, including capital requirements, reserve requirements against deposits and for possible loan losses and other contingencies, dividends and other distributions to stockholders, customers’ interests in deposit accounts, payment of interest on certain deposits, permissible activities and investments, securities that a bank may issue and borrowings that a bank may incur, rate of growth, number and location of branch offices and acquisition and merger activity with other financial institutions.

In addition, if, as a result of an examination, the FDIC were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of either of the banks’ operations had become unsatisfactory, or that either of the banks or their management was in violation of any law of regulation, the FDIC may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against the bank’s officers or directors, to remove officers and directors and, if the FDIC concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the bank’s deposit insurance.

Under Nevada and Arizona law, each of the respective state banking supervisory authorities has many of the same remedial powers with respect to its state-chartered banks.

Insurance of Deposit Accounts.

Deposits in the banks are insured by the FDIC to applicable limits through the Deposit Insurance Fund, or DIF. Both of our subsidiary banks are required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. Pursuant to The Federal Deposit Insurance Corporation Improvement Act, the FDIC had established a risk-based assessment system for insured depository institutions that took into account the risks attributable to different categories and concentrations of assets and liabilities. Under the risk-based assessment system, the FDIC assigned an institution to one of the three capital categories based on the institution’s financial information as of its most recent quarterly financial report filed with the applicable bank regulatory agency prior to the commencement of the assessment period, consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized. The FDIC also assigned an institution to one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution was assigned was based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information that the FDIC determined to be relevant to the institution’s financial condition and the risk posed to the Deposit Insurance Fund, or DIF (formerly the Savings Association Insurance Fund, or SAIF, and the Bank Insurance Fund, or BIF). An institution’s deposit insurance assessment rate depended on the capital category and supervisory subcategory to which it was assigned. Under the risk-based assessment system, there were nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates were applied, ranging from 0 to 27 basis points. The assessment rates for our BIF-assessable and SAIF-assessable deposits from 1997 through 2006 were each 0 basis points. For the assessment period ending June 30, 2006, neither of our subsidiary banks was required to pay any deposit insurance premium.

On February 8, 2006, President Bush signed the “Federal Deposit Insurance Reform Act of 2005,” or the 2005 Deposit Act, into law. The 2005 Deposit Act contains provisions designed to reform and modernize the federal deposit insurance system. Effective January 1, 2007, the FDIC established a new risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. The FDIC consolidated the previous nine assessment rate categories into four new categories. Base assessment rates range from two to four basis points for Risk Category I institutions and seven basis points for Risk Category II institutions, twenty-five basis points for Risk Category III institutions and forty basis points for Risk Category IV institutions. For institutions within Risk Category I, assessment rates will depend upon a combination of Capital adequacy, Asset quality, Management, Earnings, Liquidity, Sensitivity to Market Risk, or CAMELS, component ratings and financial ratios, or for large institutions with long-term debt issuer ratings, assessment rates will depend on a combination of long-term debt issuer ratings and CAMELS component ratings. The FDIC has the flexibility to adjust rates, without further notice-and-comment rulemaking, provided that no such adjustment can be greater than three basis points from one quarter to the next, that adjustments cannot result in rates more than three basis points above or below the base rates and that rates cannot be negative. Effective January 1, 2007, the FDIC has set the assessment rates at three basis points above the base rates. Assessment rates will, therefore, range from five to forty-three basis points of deposits. The FDIC also established 1.25% of estimated insured deposits as the designated reserve ratio of the DIF. The FDIC is authorized to change the assessment rates as necessary, subject to the previously discussed limitations, to maintain the required reserve ratio of 1.25%.

Change in Control. The application of the CIBC Act is described in the discussion above regarding bank holding companies. Under Nevada banking law, a Nevada bank must report a change in ownership of 10% or more of the bank’s outstanding voting stock to the Nevada DFI within three business days after obtaining knowledge of the change. Any person who acquires control of a Nevada bank must obtain the prior approval of the Nevada Commissioner. Arizona banking law provides that no person may acquire control of an Arizona bank without the prior approval of the Arizona Superintendent. A person who has the power to vote 15% or more of the voting stock of an Arizona bank is presumed to control the bank.

Bank Merger. Section 18(c) of the Federal Deposit Insurance Act, or the FDI Act, requires a bank or any other insured depository institution to obtain the approval of its primary federal banking supervisory authority before it may merge or consolidate with or acquire the assets or assume the liabilities of any other insured depository institution. State law requirements are similar. Nevada banking law requires that a bank must obtain the prior approval of the Nevada Commissioner before it may merge or consolidate with or transfer its assets and liabilities to another bank. Arizona banking law requires the approval of the Arizona Superintendent before a bank may merge or consolidate with another bank.

Capital Standards

Regulatory Capital Guidelines. The Federal Reserve and the FDIC have risk-based capital adequacy guidelines intended to measure capital adequacy with regard to the degree of risk associated with a banking organization’s operations for transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, that are reported as off-balance-sheet items. Under these guidelines, the nominal dollar amounts of assets on the balance sheet and credit-equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages. These range from 0.0% for assets with low credit risk, such as cash and certain U.S. government securities, to 100.0% for assets with relatively higher credit risk, such as business loans. A banking organization’s risk-based capital ratios are obtained by dividing its Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by its total risk-adjusted assets and off-balance-sheet items. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 1 capital also includes trust-preferred securities in an amount not to exceed 25% of total capital, net of goodwill. Tier 2 capital may include a limited amount of the allowance for loan and lease losses and certain other instruments that have some characteristics of equity. The inclusion of elements of Tier 2 capital as qualifying capital is subject to certain other requirements and limitations of the federal banking supervisory agencies. Since December 31, 1992, the Federal Reserve and the FDIC have required a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4.0% and a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8.0%.

The Federal Reserve and the FDIC also require banking organizations to maintain a minimum amount of Tier 1 capital relative to average total assets, referred to as the leverage ratio. The principal objective of the leverage ratio is to place a limit on the extent to which a bank holding company may leverage its equity capital base. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3.0%. However, an institution with a 3.0% leverage ratio would be unlikely to receive the highest rating since a strong capital position is a significant part of the regulators’ rating criteria. All banking organizations not rated in the highest category must maintain an additional capital cushion of 100 to 200 basis points. The Federal Reserve and the FDIC have the discretion to set higher minimum capital requirements for specific institutions whose specific circumstances warrant it, such as a bank or bank holding company experiencing or anticipating significant growth. A bank that does not achieve and maintain the required capital levels may be issued a capital directive by the Federal Reserve or the FDIC, as appropriate, to ensure the maintenance of required capital levels. Neither the Federal Reserve nor the FDIC has advised Silver State Bancorp or any of its subsidiary banks that it is subject to any special capital requirements.

The regulatory capital guidelines and actual capitalization of Silver State Bancorp on a consolidated basis and for each of its subsidiary banks is as follows:

	Actual		Adequately- Capitalized Requirements		Minimum For Well-Capitalized Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2006

Total Capital (to Risk Weighted Assets)
Silver State Bancorp	$135,509	11.6%	$93,510	8.0%	$116,888	10.0%
Silver State Bank	112,106	10.7	84,027	8.0	105,034	10.0
Choice Bank	12,357	10.4	9,459	8.0	11,824	10.0

Tier I Capital (to Risk Weighted Assets)
Silver State Bancorp	$122,235	10.5%	$46,755	4.0%	$70,133	6.0%
Silver State Bank	101,615	9.7	42,014	4.0	63,020	6.0
Choice Bank	11,507	9.7	4,730	4.0	7,094	6.0

Leverage ratio (to Average Assets)
Silver State Bancorp	$122,235	10.5%	$46,427	4.0%	$58,033	5.0%
Silver State Bank	101,615	9.9	40,896	4.0	51,119	5.0
Choice Bank	11,507	8.4	5,452	4.0	6,815	5.0

As of December 31, 2005

Total Capital (to Risk Weighted Assets)
Silver State Bancorp	$90,145	12.2%	$58,977	8.0%	$73,721	10.0%
Silver State Bank	87,250	11.9	58,806	8.0	73,508	10.0

Tier I Capital (to Risk Weighted Assets)
Silver State Bancorp	$80,258	10.9%	$29,488	4.0%	$44,232	6.0%
Silver State Bank	78,811	10.7	29,403	4.0	44,105	6.0

Leverage ratio (to Average Assets)
Silver State Bancorp	$80,258	10.4%	$30,905	4.0%	$38,631	5.0%
Silver State Bank	78,811	10.2	30,836	4.0	38,545	5.0

Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including institutions that fall below one or more of the prescribed minimum capital ratios described above. An institution that is classified based upon its capital levels as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it was in the next lower capital category if its primary federal banking supervisory authority, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment. At each successively lower capital category, an insured depository institution is subject to additional restrictions. A bank holding company must guarantee that a subsidiary bank that adopts a capital restoration plan will meet its plan obligations, in an amount not to exceed 5% of the subsidiary bank’s assets or the amount required to meet regulatory capital requirements, whichever is less. Any capital loans made by a bank holding company to a subsidiary bank are subordinated to the claims of depositors of the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.

In addition to measures that may be taken under the prompt corrective action provisions, federal banking regulatory authorities may bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate federal banking regulatory authority or any written agreement with the authority. Possible enforcement actions include the appointment of a conservator or receiver, the issuance of a cease-and-desist order that could be judicially enforced, the termination of deposit insurance (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders. In addition, a bank holding company’s inability to serve as a source of strength for its subsidiary banks could serve as an additional basis for a regulatory action against the bank holding company.

Under Nevada law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Nevada Commissioner must require the bank to correct the impairment within three months after receiving notice from the Nevada Commissioner. If the impairment is not corrected, the Nevada Commissioner may take possession of the bank and liquidate it.

Dividends. Silver State Bancorp has never declared or paid cash dividends on its capital stock. Silver State Bancorp currently intends to retain any future earnings for future growth and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will be at the discretion of Silver State Bancorp’s board of directors and will depend on the company’s earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, contractual restrictions and other factors that the board of directors may deem relevant.

Silver State Bancorp’s ability to pay dividends is subject to the regulatory authority of the Federal Reserve. Although there are no specific federal laws or regulations restricting dividend payments by bank holding companies, the supervisory concern of the Federal Reserve focuses on a holding company’s capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its subsidiaries. In addition, Federal Reserve policy discourages the payment of dividends by a bank holding company that is not supported by current operating earnings.

Section 78-288 of the Nevada Revised Statutes provides that no cash dividend or other distribution to stockholders, other than a stock dividend, may be made by a Nevada corporation if, after giving effect to the dividend, the corporation would not be able to pay its debts as they become due or, unless specifically allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities and the claims of preferred stockholders upon dissolution of the corporation.

From time to time, Silver State Bancorp may become a party to financing agreements and other contractual obligations that have the effect of limiting or prohibiting the declaration or payment of dividends. Holding company expenses and obligations with respect to its outstanding trust preferred securities and corresponding subordinated debt also may limit or impair Silver State’s ability to declare and pay dividends.

Since Silver State Bancorp has no significant assets other than the voting stock of its subsidiaries, it currently depends on dividends from its bank subsidiaries for a substantial portion of its revenue. The ability of a state nonmember bank to pay cash dividends is not restricted by federal law or regulations. State law imposes restrictions on the ability of each of Silver State Bancorp’s subsidiary banks to pay dividends:

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Under sections 661.235 and 661.240 of the Nevada Revised Statutes, Silver State Bank may not pay dividends unless the bank’s surplus fund, not including any initial surplus fund, equals the bank’s initial stockholders’ equity, including 10% of the previous year’s net profits, and the dividend would not reduce the bank’s stockholders’ equity below the initial stockholders’ equity of the bank or 6% of the total deposit liability of the bank.

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Under section 6-187 of the Arizona Revised Statutes, Choice Bank may pay dividends on the same basis as any other Arizona corporation. Under section 10-640 of the Arizona Revised Statutes, a corporation may not make a distribution to stockholders if to do so would render the corporation insolvent or unable to pay its debts as they become due. However, an Arizona bank may not declare a dividend, payable other than in the bank’s stock, out of capital surplus without the approval of the Superintendent.

As of December 31, 2006, Silver State Bank had the unrestricted ability to pay dividends in an aggregate amount of approximately $7.1 million and to remain “well-capitalized.” Choice Bank had negative retained earnings and did not have the ability to pay dividends at December 31, 2006.

Redemption. A bank holding company may not purchase or redeem its equity securities without the prior written approval of the Federal Reserve if the purchase or redemption combined with all other purchases and redemptions by the bank holding company during the preceding 12 months equals or exceeds 10% of the bank holding company’s consolidated net worth. However, prior approval is not required, under Federal Reserve regulations, if the bank holding company is well-managed, not the subject of any unresolved supervisory issues and both before and immediately after the purchase or redemption is well-capitalized.

Increasing Competition in Financial Services

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, unless the home state of the bank holding company or either merging bank has opted out under the Riegle-Neal Act. After properly entering a state, an out-of-state bank may establish new branches or acquire branches or acquire other banks on the same terms as a bank that is chartered by the state.

Nevada has enacted legislation authorizing interstate mergers pursuant to the Riegle-Neal Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank that are acquired in an interstate combination. An out-of-state bank may not enter the state by establishing a new branch or acquiring a branch of a depository institution in Nevada without acquiring the institution itself, and an out-of-state bank holding company without a subsidiary bank in Nevada may not establish a new bank. However, with the written approval of the Nevada Commissioner, such an out-of-state bank or bank holding company may engage in such a transaction in a county with a population of less than 100,000.

An out-of-state bank may enter Arizona by establishing a new branch or by acquiring a single branch of a financial institution that is headquartered in the state, provided that the branch is more than five years old and the state in which the out-of-state bank is headquartered extends reciprocal rights. An out-of-state bank holding company without a subsidiary bank in Arizona may establish a new bank in the state, and thereafter may acquire additional banks.

Financial Holding Company Status. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, or GLB Act, was enacted in order to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms and other financial service providers. The GLB Act revised the BHC Act to permit a qualifying bank holding company to engage in a broader range of financial activities, primarily through wholly owned subsidiaries, and thereby to foster greater competition among financial service companies. The GLB Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily with regard to insurance activities. The GLB Act:

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Broadens the activities that may be conducted by bank holding companies and their subsidiaries and by national banks and their financial subsidiaries. Under parity provisions of the FDI Act and FDIC regulations, as well as state banking laws and regulations, insured state banks may engage in activities that are permissible for national banks, thereby extending the effect of the GLB Act to state banks as well;

•	Provides a framework for protecting the privacy of consumer information;

•	Modifies the laws governing the implementation of the Community Reinvestment Act, or the CRA; and

•	Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

In order to become or remain a financial holding company, a bank holding company must be well-capitalized, well-managed, and, except in limited circumstances, in compliance with the CRA. Failure by a financial holding company to maintain compliance with these requirements or correct non-compliance within a fixed time period could lead to the divesture of all subsidiary banks or a requirement to conform all nonbanking activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities that were determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto at the time that the GLB Act was adopted by Congress.

A bank holding company that qualifies and elects to become a financial holding company may affiliate with securities firms and insurance companies and engage in investment banking and other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. Under the regulations of the Federal Reserve implementing the GLB Act, activities that are financial in nature and may be engaged in by financial holding companies include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities, investing (without providing routine management) in companies engaged in nonfinancial activities and conducting activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be financial in nature or incidental to a financial activity.

Silver State Bancorp does not believe that the GLB Act will have a material effect on its operations, at least in the near-term. Silver State Bancorp is not a financial holding company and has no current plans to engage in any activities not permitted to bank holding companies. However, to the extent that the GLB Act enables banks, securities firms and insurance companies to affiliate, the financial service industry may experience further consolidation. The GLB Act also may contribute to an increase in the level of competition that Silver State Bancorp faces from larger institutions and other types of companies offering diversified financial products, many of which may have substantially greater financial resources than Silver State Bancorp has.

Selected Regulation of Banking Activities

Interagency Guidance on Concentrations in Commercial Real Estate Lending. On December 6, 2006, the Federal Reserve, the Office of the Comptroller of the Currency, or the OCC and the FDIC adopted guidance entitled “Concentrations in Commercial Real Estate (CRE) Lending, Sound Risk Management Practices,” or the CRE Guidance, to address concentrations of commercial real estate loans in financial institutions. Although the CRE Guidance does not establish specific commercial real estate lending limits, the Federal Reserve, OCC and FDIC use the following criteria to evaluate whether an institution has a commercial real estate concentration risk. An institution may be identified for further supervisory analysis if it has experienced rapid growth in commercial real estate lending or has notable exposure to a specific type of commercial real estate. An institution may also be subject to further supervisory analysis if its total reported loans for construction, land development and other land represent 100 percent or more of that institution’s total capital, or if the institution’s total commercial real estate loans represent 300 percent or more of its total capital and the outstanding balance of its commercial real estate portfolio has increased by 50 percent or more during the prior 36 months. The CRE Guidance applies to financial institutions with an accumulation of credit concentration exposures and asks that the institutions quantify the additional risk such exposures may pose. Such quantification should include the stratification of the commercial real estate portfolio by, among other things, property type, geographic market, tenant concentrations, tenant industries, developer concentrations and risk rating. In addition, an institution should perform periodic market analyses for the various property types and geographic markets represented in its portfolio. Further, an institution with commercial real estate concentration risk should also perform portfolio level stress tests or sensitivity analysis to quantify the effect of changing economic conditions on asset quality, earnings and capital. We believe that the CRE Guidance will not have a material impact on the conduct of our business and we have implemented requirements and suggestions set forth in the CRE Guidance during 2007. See “Business — Lending Activities — Loan Approval Procedures and Authority — Concentrations of Credit Risk.”

Interagency Guidance on Nontraditional Mortgage Product Risks. On October 4, 2006, the FDIC and other federal bank regulatory authorities published the Interagency Guidance on Nontraditional Mortgage Product Risks, or the Guidance. The Guidance describes sound practices for managing risk, as well as marketing, originating and servicing nontraditional mortgage products, which include, among other things, interest-only loans. The Guidance sets forth supervisory expectations with respect to loan terms and underwriting standards, portfolio and risk management practices and consumer protection. For example, the Guidance indicates that originating interest-only loans with reduced documentation is considered a layering of risk and that institutions are expected to demonstrate mitigating factors to support their underwriting decision and the borrower’s repayment capacity. Specifically, the Guidance indicates that a lender may accept a borrower’s statement as to the borrower’s income without obtaining verification only if there are mitigating factors that clearly minimize the need for direct verification of repayment capacity and that, for many borrowers, institutions should be able to readily document income.

We have evaluated the Guidance to determine our compliance and, as necessary, modified our risk management practices and underwriting guidelines. The Guidance does not apply to all mortgage lenders with whom we compete for loans. Therefore, we cannot predict the impact the Guidance may have, if any, on our loan origination volumes in future periods.

Transactions with Affiliates. Banks are subject to restrictions imposed by the Federal Reserve Act and regulations adopted by the Federal Reserve to implement it with regard to purchase of assets from affiliates, extensions of credit to affiliates, investments in securities issued by affiliates and the use of affiliates’ securities as collateral for loans to any borrower. These laws and regulations may limit the ability of Silver State Bancorp to obtain funds from its subsidiary banks for its cash needs, including funds for payment of dividends, interest and operational expenses.

Insider Credit Transactions. Banks also are subject to certain restrictions under the Federal Reserve Act and Federal Reserve regulations regarding extensions of credit to executive officers, directors or principal stockholders of a bank and its affiliates or to any related interests of such persons (i.e., insiders). All extensions of credit to insiders must be made on substantially the same terms and pursuant to the same credit underwriting procedures as are applicable to comparable transactions with persons who are neither insiders nor employees, and must not involve more than the normal risk of repayment or present other unfavorable features. Insider loans also are subject to certain lending limits, and the regulations impose restrictions on overdrafts to insiders and requirements for prior approval by the bank’s board of directors.

Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower. Under Nevada law, the total amount of outstanding extensions of credit that a bank may make to a single borrower generally may not exceed 25% of Tier 1 capital plus allowance for loan losses. Under Arizona law, the aggregate extensions of credit of a bank to one borrower may not exceed 15% of the bank’s capital. “See Business — Loan Approval Procedures and Authority — Loans to One Borrower.”

Tying Arrangements. Silver State Bancorp and its subsidiary banks are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. With certain exceptions for traditional banking services, Silver State Bancorp’s subsidiary banks may not condition an extension of credit to a customer on a requirement that the customer obtain additional credit, property or services from the bank, Silver State Bancorp or any of Silver State Bancorp’s other subsidiaries, that the customer provide some additional credit, property or services to the bank, Silver State Bancorp or any of Silver State Bancorp’s other subsidiaries or that the customer refrain from obtaining credit, property or other services from a competitor.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank or bank holding company may be removed by the institution’s primary federal banking supervisory authority. Federal law also prohibits a management official of a bank or bank holding company from serving as a management official with an unaffiliated bank or bank holding company that has offices within a specified geographic area that is related to the location of the bank’s offices and the asset size of the institutions.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan, acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Consumer Protection Laws and Regulations

The banking regulatory authorities have increased their attention in recent years to compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. Silver State Bank and Choice Bank are subject to many federal consumer protection statutes and regulations, some of which are discussed below.

Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, when examining insured depository institutions, to assess a bank’s record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the CRA assessment factors in order to provide a rating to the financial institution. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” Silver State Bank was rated “outstanding” in its last examination for CRA compliance, as of June 1, 2005. Choice Bank was rated “satisfactory” in its last examination for CRA compliance, as of March 1, 2005.

Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

Truth in Lending Act. The Truth in Lending Act, or TILA, is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

Fair Housing Act. The Fair Housing Act, or FHA, regulates many practices, and makes it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be illegal under the FHA, including some practices that are not specifically mentioned in the FHA.

Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act, or HMDA, grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that is intended to help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. Beginning with data reported for 2004, the amount of information that financial institutions collect and disclose concerning applicants and borrowers has expanded, which is expected to increase the attention that HMDA data receives from state and federal banking supervisory authorities, community-oriented organizations and the general public.

Real Estate Settlement Practices Act. The Real Estate Settlement Procedures Act, or RESPA, requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks and fee-splitting without providing settlement services.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these laws generally, Silver State Bancorp and its subsidiary banks may incur additional compliance costs or be required to expend additional funds for investments in its local communities.

Predatory Lending

“Predatory lending” is a far-reaching concept and potentially covers a broad range of behavior. As such, it does not lend itself to a concise or comprehensive definition. However, predatory lending typically involves one or more of the following elements:

•	making unaffordable loans based on the borrower’s assets rather than the borrower’s ability to repay an obligation;

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

The Home Ownership Equity and Protection Act of 1994, or HOEPA, and regulations adopted by the Federal Reserve to implement it require extra disclosures and extend additional protection to borrowers in consumer credit transactions, such as home repairs or renovation, where an extension of credit is secured by a mortgage on the borrower’s primary residence. The HOEPA disclosures and protections are applicable to consumer loans with any of the following features:

•	interest rates for first lien mortgage loans more than 8 percentage points above the yield on U.S. Treasury securities having a comparable maturity;

•	interest rates for subordinate lien mortgage loans more than 10 percentage points above the yield on U.S. Treasury securities having a comparable maturity; or

•	fees, such as optional insurance and similar debt protection costs paid in connection with the credit transaction that, when combined with points and fees, are deemed to be excessive.

HOEPA also prohibits loan flipping by the same lender or loan servicer within a year of the loan being refinanced. Lenders are presumed to have violated the law unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.

Privacy

Under the GLB Act, all financial institutions, including Silver State Bancorp and its bank subsidiaries, are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer’s request and to protect customer data from unauthorized access. In addition, the Fair and Accurate Credit Transactions Act of 2003, or the FACT Act, includes many provisions concerning national credit reporting standards and permits consumers, including customers of Silver State Bancorp’s subsidiary banks, to opt out of information-sharing for marketing purposes among affiliated companies. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, and Silver State Bancorp and its subsidiary banks are subject to these provisions. Silver State Bancorp has developed policies and procedures for itself and its subsidiaries to maintain compliance and believes it is in compliance with all privacy, information sharing and notification provisions of the GLB Act and the FACT Act.

Compliance

In order to assure that Silver State Bancorp and its subsidiary banks are in compliance with the laws and regulations that apply to their operations, including those summarized above and below, Silver State Bancorp and each of its subsidiary banks employs a compliance officer and Silver State Bancorp engages an independent compliance auditing firm. Silver State Bancorp is regularly reviewed by the Federal Reserve and the subsidiary banks are regularly reviewed by the FDIC and their respective state banking agencies, as part of which their compliance with applicable laws and regulations is assessed. Based on the assessments of its outside compliance auditors and state and federal banking supervisory authorities of Silver State Bancorp and its subsidiary banks, Silver State Bancorp believes that it materially complies with all the laws and regulations that apply to its operations.

Anti-Money Laundering and Customer Identification

Silver State Bank and Choice Bank are subject to FDIC regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Title III of the USA PATRIOT Act and the related FDIC regulations impose the following requirements with respect to financial institutions:

•	Establishment of anti-money laundering programs.

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Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time.

•	Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering.

•	Prohibitions on correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

•	Bank regulators are directed to consider a bank holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. SOX was adopted for the stated purpose of increasing corporate responsibility, enhancing penalties for accounting and auditing improprieties at publicly traded companies, and protecting investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX is the most far-reaching U.S. securities legislation enacted in many years. It applies generally to all companies that file or are required to file periodic reports with the Securities and Exchange Commission, or SEC, under the Exchange Act, which will include Silver State Bancorp. SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. Among its provisions, SOX subjects bonuses issued to top executives to disgorgement if a subsequent restatement of a company’s financial statements was due to corporate misconduct, prohibits an officer or director from misleading or coercing an auditor, prohibits insider trades during pension fund “blackout periods,” imposes new criminal penalties for fraud and other wrongful acts and extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

SOX represents significant federal involvement in matters that traditionally were previously left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. In addition, the federal banking regulatory authorities have adopted requirements concerning the certification of financial statements by bank officials that are generally similar to requirements under SOX.

Federal Securities Law

Silver State Bancorp’s securities are registered with the SEC under the Exchange Act. As such, Silver State Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Exchange Act.

PROPERTIES

We conduct our business through our executive office, located in Henderson, Nevada, 10 full-service branch offices in the greater Las Vegas market area operated by our wholly-owned subsidiary Silver State Bank, two full-service branch offices in the Phoenix, Arizona area operated by our wholly-owned subsidiary Choice Bank and SBA LPOs in Nevada, Utah, Colorado, Washington, Oregon, Florida and California. Silver State Bank operates nine LPOs, six of which are based out of the homes of individuals. We own nine of our locations, lease nine locations, and own the building on the leased land on the remaining location. Our lease arrangements are typically long-term arrangements with third parties that generally contain several options to renew at the expiration date of the lease.

Location	Owned or Leased
Silver State Bank Branches:

Pebble Market 400 N. Green Valley Pkwy. Henderson, NV 89074	Owned

Sunset 4200 E. Sunset Rd. Henderson, NV 89014	Land Lease Building Owned

Craig Road 1225 W. Craig Rd. North Las Vegas, NV 89032	Owned

Rainbow/Westcliff 170 S. Rainbow Blvd. Las Vegas, NV 89145	Owned

Rainbow/Dewey 5547 S. Rainbow Blvd. Las Vegas, NV 89118	Owned

The Lakes 8901 W. Sahara Ave. Las Vegas, NV 89117	Owned

Fort Apache 9415 W. Flamingo Rd. Las Vegas, NV 89147	Owned

Water Street 65 W. Lake Mead Pkwy. Henderson, NV 89015	Leased

Boulder City 1000 Nevada Hwy. Boulder City, NV 89005	Owned

Aliante 6895 Aliante Pkwy. North Las Vegas, NV 89084	Owned

Location	Owned or Leased

Choice Bank Branches:

Scottsdale 15190 North Hayden Rd. Scottsdale, AZ 85260	Leased

West Valley 13739 Camino Del Sol Sun City West, AZ 85375	Leased

Silver State Bank SBA Loan Production Offices:

Nevada 1325 Airmotive Way, Suite 175 Reno, NV 89502	Leased

Oregon 1800 NW 167th Place, Suite 110 Beaverton, OR 97006	Leased

California 6630 Sierra College Boulevard, Suite 400 Rocklin, CA 95677	Leased

Silver State Bank Administrative Offices:

1081 Whitney Ranch Drive Henderson, NV 89014	Owned

2250 Corporate Circle Drive Henderson, NV 89074	Leased

Choice Bank Administrative Office:

14500 Northside Drive, Suite 312 Scottsdale, AZ 85260	Leased

For additional information regarding our lease obligations, see Note 12 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operation.

MANAGEMENT

Directors

Composition of Our Board. There are nine seats on our Board of Directors. There are currently eight members and one vacancy. Each of our directors belongs to one of three classes with staggered three-year terms of office. At each of Silver State Bancorp’s annual stockholder meetings, the stockholders elect directors to fill the seats of the directors whose terms are expiring in that year and any vacant seats. Silver State Bancorp, as sole stockholder of Silver State Bank and Choice Bank, elects the directors for each of our bank subsidiaries.

Who Our Directors Are. The following table states our directors’ names, their ages as of March 31, 2007, their positions, the years when they began serving as directors (including time spent on the board of directors of Silver State Bank prior to the incorporation of Silver State Bancorp) and the year in which their respective terms expire:

	Age	Director Since	Term Expires	Position with Silver State Bancorp
Bryan S. Norby	50	1996	2007	Director, Chairman of the Board
Corey L. Johnson	49	1996	2007	Director, President and Chief Executive Officer
Brian M. Collins	44	1998	2008	Director
Brian Cruden	46	1996	2009	Director
Alan Knudson	56	1998	2009	Director
Craig McCall	50	1998	2008	Director
Thomas Nicholson	70	1996	2007	Director
Phillip C. Peckman	58	1997	2008	Director

Bryan S. Norby has served as a founding director of Silver State Bank since its inception in July 1996 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Norby has served as the Chairman of the Boards of Silver State Bancorp and Silver State Bank since January 2006. Mr. Norby has been a financial analyst with Yanke Machine Shop, Inc., a metal fabrication company, since 1998. Mr. Norby is currently on the Board of Directors of Northwest Bancorporation, Inc., the bank holding company of Inland Northwest Bank. Mr. Norby is an inactive certified public accountant.

Corey L. Johnson has served as a founding director of Silver State Bank since its inception in July 1996 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Johnson has served as President of Silver State Bancorp since inception, and Chief Executive Officer of Silver State Bancorp since December 2006. Mr. Johnson also served as President of Silver State Bank from inception until December 2006, and has served as Chief Executive Officer of Silver State Bank since January 2006.

Brian M. Collins has served as a director of Silver State Bank since October 1998 and as a founding director of Silver State Bancorp since its inception in January 1999. In addition, over the past five years, Mr. Collins has been involved in a variety of real estate and contracting-related businesses. He has been the owner of Collins and Collins Development, a commercial and residential real estate general contracting firm since 1993. Mr. Collins has served as the Secretary and Treasurer of Collins Development, a commercial real estate general contracting firm, since 2002. He has been a managing member of BJC Investments, LLC, a real estate investment firm. Mr. Collins was also a vice president of Collins Brothers Corp, which specializes in land development and the owner of Collins Motorsports, LLC, a race team shop, since 2002.

Brian Cruden has served as a founding director of Silver State Bank since its inception in July 1996 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Cruden has served as the President of Insurcorp, Nevada’s largest employee benefit insurance and consulting firm, since 1992. In addition, Mr. Cruden is a co-owner of Insurcorp. Prior to 1992, Mr. Cruden held several key positions with various insurance companies and firms. Mr. Cruden previously served on the Board of Directors of Nevada Community Foundation. Currently, Mr. Cruden serves on the Board of Trustees of Southern Hills Hospital HCA/Columbia.

Alan Knudson has served as a director of Silver State Bank since January 1998 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Knudson has been an investor and trustee of Knudson Family Trust since 1983. In addition, Mr. Knudson was the general partner of Knudson Family Partnership.

Craig McCall has served as a director of Silver State Bank since October 1998 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. McCall has been the president and a majority owner of CKJ, LLC, a company which specializes in owning and managing commercial and industrial real estate properties, since 1996. In his capacity as president of CKJ, LLC, Mr. McCall is responsible for acquisitions and management. Mr. McCall is also the president and sole shareholder of ASAP Auto Pawn, Inc. ASAP Auto Pawn, Inc. owns businesses in the collateral lending business, jewelry store and used car sales. In his capacity as president of ASAP Auto Pawn, Inc., Mr. McCall is responsible for strategic planning and overseeing operations.

Thomas Nicholson has served as a founding director of Silver State Bank since its inception in July 1996 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Nicholson comes from a third generation ranching family and has lived in the Boise, Idaho area for over 50 years. His family started raising sheep and is now raising cattle and crops in Ada and Canyon counties and operating a large Holstein calf operation in Indiana. In addition to managing the significant family farming and cattle operations, Mr. Nicholson owns and manages several businesses, including an agricultural equipment dealership with locations in Idaho, and a Honda/Toyota automobile dealership located in Seattle, Washington. In the past, Mr. Nicholson served as a director of Micron Technology, a Boise based computer chip manufacturer, as a director of the Advisory Board of Key Bank (Idaho State) and as a director of the Peregrine Fund, a non-profit organization.

Phillip C. Peckman has served as a director of Silver State Bank since May 1997 and as a founding director of Silver State Bancorp since its inception in January 1999. Mr. Peckman joined Greenspun Corporation in 1990 as Chief Operating Officer. The Greenspun Corporation is a privately owned corporation which maintains significant investment interests in a variety of industries including publishing, cable and broadcast media, commercial real estate, and gaming. He left Greenspun Corporation as Chief Executive Officer in October 2006. He is currently the Chief Executive Officer of Peckman Outdoor Media, a Las Vegas based billboard company. In addition, Mr. Peckman is a former attorney and certified public accountant and was the managing partner of the Las Vegas, Nevada offices of McGladrey & Pullen, LLP, an independent certified accounting firm, leaving in 1990.

Executive Officers

Silver State Bancorp’s executive officers include certain of the executive officers of Silver State Bank, the principal banking subsidiary of Silver State Bancorp. Silver State Bancorp’s and Bank’s executive officers are appointed annually by the respective Boards of Directors and serve at the Board’s discretion. However, some of our officers have employment agreements, as further described in “ — Employment Agreements.” Silver State Bancorp has the following executive officers:

Michael J. Threet, age 37, has served as Chief Financial Officer of Silver State Bancorp since its inception in January 1999 and Chief Operating Officer since August 2006. In addition, Mr. Threet has been Chief Operating Officer of Silver State Bank since August 2006. From June 1997 until he was named Chief Operating Officer, Mr. Threet was Chief Financial Officer and Executive Vice President of Silver State Bank. Prior to joining Silver State Bank, Mr. Threet served as the corporate controller for American Bank of Commerce, where he was responsible for SEC reporting and accounting operations.

Douglas E. French, age 49, has served as Executive Vice President — Commercial Real Estate Lending of Silver State Bank since January 1998. Mr. French joined Silver State Bank as Senior Vice President — Real Estate Loan Officer in 1997 and was promoted to Executive Vice President — Commercial Real Estate Lending in 1998. Mr. French served as a vice president — real estate loan officer for Community Bank from 1995 to 1997. Prior to that, Mr. French served as a Vice President real estate loan officer for U.S. Bank in Reno and Las Vegas.

Calvin D. Regan, age 41, has served as President of Silver State Bank since December 2006. Since joining Silver State Bank in 1996, Mr. Regan has also served as Executive Vice President and Senior Vice President. Mr. Regan has served on the board of the National Association of Government Guaranteed Lenders since 2000.

Thomas J. Russell, age 57, has served as Executive Vice President — Credit Administrator of Silver State Bank since May 2000. Prior to joining Silver State Bancorp, Mr. Russell served as a Vice President and Area Manager of First Security Bank of Nevada from 1997 to 2000. Mr. Russell has over 27 years of commercial banking experience, serving in a variety of positions in both branch and corporate banking assignments.

Kirk Viau, age 41, has served as Senior Vice President and Chief Risk Officer of Silver State Bank/Silver State Bancorp since May 2006. From 1990 until he joined Silver State Bancorp, Mr. Viau worked at the Federal Deposit Insurance Corporation in a variety of roles, including as a senior bank examiner.

Board Composition

In accordance with the terms of our Articles of Incorporation, the terms of office of our directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2007.

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2008.

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

The Class I directors are Messrs. Norby, Nicholson, and Johnson, the Class II directors are Messrs. McCall, Peckman and Collins, and the Class III directors are Messrs. Knudson and Cruden. At each of Silver State Bancorp’s annual stockholder meetings, the stockholders elect directors to fill the seats of the directors whose terms are expiring in that year and any vacant seats. Silver State Bancorp, as sole stockholder of Silver State Bank and Choice Bank, elects the directors for each of its bank subsidiaries.

Meetings of the Board of Directors and Its Committees

During 2006, Silver State Bancorp’s Board of Directors held 13 meetings. No current director attended fewer than 75% of the total number of Board meetings held during the period for which such director has been a director and committee meetings of which such director was a member.

Committees of the Board of Directors

Silver State Bancorp’s Board of Directors has established four standing committees:

•	the Compensation Committee;

•	the Nominating and Governance Committee;

•	the Audit Committee; and

•	the Executive Committee.

Information with respect to these committees is listed below. Silver State Bancorp may appoint additional committees of its Board of Directors in the future, including for purposes of complying with all applicable corporate governance rules of the Nasdaq Global Market.

Compensation Committee. The Compensation Committee consists of Messrs. Norby, Nicholson and McCall, with Mr. McCall serving as Chairman. All members of the Compensation Committee have been determined by the Board to be independent of Silver State Bancorp and meet the definition of independence in Rule 4200(a)(15) of the Nasdaq Global Market’s listing standards. The Compensation Committee acts under a written charter adopted by Silver State Bancorp’s board of directors, which is available on Silver State Bancorp’s website at www.silverstatebancorp.com. This committee oversees Silver State Bancorp’s compensation and employee benefit plans and practices, including its executive compensation plans and its incentive compensation and equity-based plans. The Compensation Committee also annually reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives.

Nominating and Governance Committee. The Nominating and Governance Committee consists of Messrs. Knudson, Cruden and Peckman. Mr. Peckman serves as Chairman. All members of the Nominating and Governance Committee have been determined by the Board to be independent of Silver State Bancorp and meet the definition of independence in Rule 4200(a)(15) of the Nasdaq Global Market’s listing standards. The Nominating and Governance Committee acts under a written charter adopted by Silver State Bancorp’s board of directors, a copy of which is available on Silver State Bancorp’s website at www.silverstatebancorp.com. This committee is responsible for developing and implementing policies and practices relating to corporate governance, including developing and monitoring implementation of Silver State Bancorp’s Corporate Governance Guidelines. In addition, the Nominating and Governance Committee is responsible for developing criteria for the selection and evaluation of directors and recommends to the Board of Directors candidates for election as directors and senior management.

Audit Committee. The Audit Committee consists of Mr. McCall and Mr. Norby, each of whom have been determined by the Board to be independent of Silver State Bancorp and meet the definition of independence in Rule 4200(a)(15) of the Nasdaq Global Market’s listing standards and Rule 10A-3 of the Exchange Act. Mr. Norby serves as Chairman of the Audit Committee. Silver State Bancorp’s Board of Directors has determined that Mr. Norby is an “audit committee financial expert,” as defined by the rules and regulations of the SEC.

The Audit Committee acts under a written charter adopted by Silver State Bancorp’s board of directors, a copy of which is available on Silver State Bancorp’s website at www.silverstatebancorp.com. The Audit Committee is primarily responsible for: monitoring the integrity of Silver State Bancorp’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance and public disclosure of financial information; monitoring the independence and performance of Silver State Bancorp’s independent auditors and internal auditing department; and maintaining free and open communication between the Audit Committee, the independent auditors, management, the internal auditing department, and the Board of Directors.

Rule 4350(d) of the Nasdaq Global Market’s listing standards, requires that audit committees be comprised of at least three independent members. We currently have one vacancy on this committee and pursuant to the Nasdaq Global Market’s listing standards, we have 12 months from our listing to comply with this requirement. The Nominating and Governance Committee intends to commence a search for a third member by the second half of this year.

Executive Committee. The Executive Committee consists of Messrs. Johnson, Norby, McCall, Nicholson and Peckman. The Executive Committee exercises certain powers of the Board of Directors in the management of the business and affairs of Silver State Bancorp, if necessary, between meetings of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2006, Messrs. Norby, McCall and Nicholson served on the Compensation Committee. There were no interlocks, as defined under the rules and regulations of the SEC, between members of the Compensation Committee or executive officers of Silver State Bancorp and corporations with which such persons are affiliated.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis included below and has discussed it with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

Silver State Bancorp

Compensation Committee

Craig McCall, Chairman, Chair

Bryan Norby, Member

Thomas Nicholson, Member

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis we give an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Later in this prospectus, under the heading “Executive Officer Compensation” you will find a series of tables containing specific information about the compensation earned or paid in 2006 to Corey L. Johnson, our President and Chief Executive Officer, Michael J. Threet, our Chief Operating Officer and Chief Financial Officer, Calvin D. Regan, the President of Silver State Bank, Douglas E. French, our Executive Vice President, Thomas J. Russell, our Chief Credit Officer and Tod W. Little, our former Chief Executive Officer, referred to as our “named executive officers,” or NEOs.

Compensation Committee

The Compensation Committee assesses the structure of the management team and the overall performance of Silver State Bancorp. It is responsible for making recommendations to the Board of Directors regarding executive compensation, incentive compensation awards and grants of equity awards. All members of the Compensation Committee have been determined by the Board to be independent of Silver State Bancorp and meet the definition of independence in Rule 4200(a)(15) of the Nasdaq Global Market’s listing standards.

The Compensation Committee endeavors to maintain executive compensation that is fair, reasonable and consistent with Silver State Bancorp’s size and the compensation practices of its competitors within the financial services industry. The goal of the Compensation Committee is to attract, develop and retain high caliber executives who are capable of optimizing Silver State Bancorp’s performance for the benefit of its stockholders.

The Chief Executive Officer provides information to the Compensation Committee about individual performance assessments for each of the other NEOs, and expresses to the Compensation Committee his view on the appropriate levels of compensation for the other NEOs for the ensuing year.

The Chief Executive Officer participates in Compensation Committee discussions solely in an informational and advisory capacity and does not have a vote in the Compensation Committee’s decision-making process. The Chief Executive Officer does not attend those portions of the Compensation Committee meetings during which his performance is evaluated or his compensation is determined.

The compensation of named executive officers is made up of many components, including base salary, short-term bonus incentives, equity plans which provide for the grant of stock options and restricted stock awards as well as a 401(k) plan. In addition, the NEOs are provided with general fringe benefits including enhanced medical and dental insurance, group term life insurance, disability insurance and employee assistance programs.

Base Salary

We pay base salaries in order to provide executive officers with sufficient, regularly-paid income and to attract, recruit and retain executives with the knowledge, skills and abilities necessary to successfully execute their job duties and responsibilities. When establishing the 2006 base salaries, the Compensation Committee hired a consultant, Clark Consulting, to provide recommendations based on compensation data compiled by Clark Consulting derived from public filings with the SEC. The outside consultant blended several data categories from these sources to reflect Silver State Bank’s asset size, geographical region and performance in order to produce a custom peer group consisting of the nineteen following publicly traded banks and bank holding companies: West Coast Bancorp, CoBiz Inc., Capital Corp. of the West, Vineyard National Bancorp, Farmers & Merchants Bancorp, Western Sierra Bancorp, Cascade Bancorp, Northern Empire Bancshares, Cascade Financial Corp., Heritage Commerce Corp., Sierra Bancorp, Pacific Mercantile Bancorp, PremierWest Bancorp, Community Bancorp, Temecula Valley Bancorp Inc., Bank of Marin, Washington Banking Co., Alliance Bancshares California and San Joaquin Bank. The consultant then presented the Compensation Committee with recommendations and salary ranges to use for establishing executive pay. The Compensation Committee takes into account the data provided by the consultant, the achievement of the Silver State Bancorp’s strategic plan and goals for the prior year (consisting primarily of growth in the areas of asset size, return on equity and return on assets), and the contribution of the NEOs towards meeting those goals consistent with each NEO’s role within the organization with no particular factor weighed more heavily than any other in determining base salary. The Compensation Committee also reviews Silver State Bancorp’s financial performance, focusing on our asset size, return on equity and return on assets, and takes into account its own personal knowledge of the standards of living within the community to establish a base salary for its NEOs. In light of the foregoing and our exceptional performance as compared to the custom peer group, the Compensation Committee has historically benchmarked NEO compensation at approximately the seventy-fifth (75th) percentile of the peer group NEO compensation.

Bonus Plan

Our annual bonus program is designed to link awards to our strategic and operating objectives, which have historically focused on the areas of asset growth, return on equity and return on assets. The goal of the plan is to have long-term viability and to be attractive to new hires and help retain current employees. For purposes of the annual bonus, each named executive officer is evaluated on their contribution to these corporate performance measures at year-end. The Compensation Committee reviews these goals and recommends bonuses based on their achievement to the Board of Directors for final approval on an annual basis.

For purposes of determining the level of funding, actual performance for the relevant year is compared to a sliding scale of performance measures to determine the level of bonuses awarded, if any, to each NEO. It is the general policy of the Compensation Committee not to adjust the bonuses awarded, but the Compensation Committee does have the discretion to make adjustments and will do so if unusual or unanticipated circumstances occur.

Mr. French is also compensated on the basis of commissions derived from fee income on loans that he originates (with the approval for such loan originations and fees controlled by persons other than Mr. French). The use of commissions as part of Mr. French’s compensation reflects his role as one of our leading loan originators and the general market custom of compensating loan origination officers on the basis of commissions.

Equity Plans

The 1997 Executive Stock Option Plan and 1997 Stock Option Plan were approved by our stockholders on October 23, 1998. The 1998 Stock Option Plan was approved by our stockholders on April 29, 1998. The 2004 Stock Option Plan was approved by our stockholders on April 28, 2004 and an amendment to the 2004 Plan was approved by our stockholders on December 21, 2005. The 2006 Omnibus Equity Plan, which provides for the award of stock options and restricted stock, was approved by our stockholders on September 20, 2006. The purpose of each plan is to promote the growth and profitability of Silver State Bancorp, to provide an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence and to provide participants with an equity interest in Silver State Bancorp, so that their interests are aligned with stockholder interests. This approach is designed to provide incentives to increase stockholder value over the long term since the full benefit of this component of the compensation package cannot be realized unless stock price appreciation occurs over a number of years. Further information on awards granted to named executive officers is available in the section titled “Equity Compensation Plans” within this prospectus.

No awards were granted to any NEO in calendar 2006 due to the sufficiency of the stock grants made in 2004 to the NEOs. When awards are made, these awards are timed to occur during those periods when there is no impending release of any material, non-public information relating to Silver State Bancorp. The exercise price of the stock option award is established to be fair market value of our common stock on the date of grant.

Employment Agreements

Silver State Bancorp or Silver State Bank, as applicable, has entered into employment agreements with Messrs. Johnson, Threet, Regan and Russell in order to secure their services in their respective positions with Silver State Bancorp and Silver State Bank. These agreements each have a term of three years and renew automatically each year.

We entered into these agreements with the intent to assure stockholders of management continuity. We also established these agreements to maintain quality leadership for the organization. The Compensation Committee wanted to protect the interest of our named executive officers so that, in the event that a change in control or a merger/acquisition opportunity arose, the named executive officers who have entered into the contracts would be motivated to act solely in the best interests of the institution rather than potentially being distracted by personal concerns and interests. The details of these agreements are discussed in further detail under the heading “Employment Agreements” elsewhere in this prospectus.

All Other Compensation

All other compensation for NEOs includes employer provided 401(k) contributions, insurance premiums, and certain non-cash perquisites which we believe are important to the provision of a competitive compensation package to retain the NEOs.

Interrelationship of Compensation Elements

The various elements of the compensation package are not inter-related. For example, if it does not appear as though the expected level of bonus will be achieved, the size of the base salary is not affected.

Other Matters

While we believe that it is important that our executive officers and directors own shares of Silver State Bancorp’s common stock, and all of the executive officers and directors own common stock, we do not have equity or security ownership requirements or guidelines for executive officers. This is primarily because we believe the current NEOs’ interests are sufficiently aligned with the stock performance of Silver State Bancorp through current holdings of vested stock options. For our director security ownership requirements see “Corporate Governance — Director Qualifications.”

The Compensation Committee does take into account the impact of accounting and tax treatments when setting compensation; however, it is not a primary consideration in the decision-making process.

Compensation Decision-Making Policies and Procedures

Decision-Making and Policy-Making. Our Code of By-laws requires that executive officer compensation be set by the Board of Directors upon the recommendation of the Compensation Committee to which decision-making authority has been delegated. In addition, upon our listing on the Nasdaq Global Market, we will have to observe governance standards that require executive officer compensation decisions to be made by the independent director members of our board or by a committee of independent directors. Consistent with these requirements, our Board of Directors has established a Compensation Committee all of whose members are independent directors.

The Compensation Committee has been delegated authority by our board to oversee executive compensation by evaluating and recommending to the Board approval of Silver State Bancorp’s and its subsidiaries’ compensation, employment arrangements and benefit programs and plans. We have established a Compensation Committee Charter which annually reviews compensation of its executive officers based on annual base salary level, any annual incentive or performance-based compensation, any employment agreements, severance arrangements and change in control agreements, any perquisites or other in-kind benefits, and any other special or supplemental benefits.

The Compensation Committee meets at least two times a year. It considers the expectations of the Chief Executive Officer with respect to his own compensation based on the corporate goals and objectives and the Chief Executive Officer’s performance in light of these goals and objectives. The Compensation Committee does not delegate its duties to others.

Use of Outside Advisors and Survey Data. The Compensation Committee uses its own criteria coupled with custom peer group comparative data prepared by Clark Consulting in order establish the compensation plans and programs and associated compensation levels of the Chief Executive Officer as well as the other named executive officers. The custom peer group utilized consists of nineteen publicly traded banks and bank holding companies.

Executive Officer Compensation

The table below sets forth for 2006 the compensation of each of our named executive officers.

2006 SUMMARY COMPENSATION TABLE

Name and Principal Positions	Year	Salary(1) ($)	Bonus(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(4) ($)	Total ($)
Corey L. Johnson,	2006	222,576	350,126	—	—		27,582	600,284
Director, President & Chief Executive Officer

Tod W. Little,	2006	5,770	—	—	—		218,750	224,520
Former Chief Executive Officer(5)

Michael J. Threet,	2006	163,419	250,126	—	—		20,671	434,216
Chief Operating and Chief Financial Officer

Calvin D. Regan,	2006	201,837	300,126	—	—		24,341	526,304
President of Silver State Bank

Douglas E. French,	2006	151,626	100,126	—	338,584	(3)	13,951	604,287
Executive Vice President

Thomas J. Russell	2006	135,536	100,126	—	—		6,647	242,309
Chief Credit Officer

(notes on following page)

(1)	The figures shown for salary and bonus represent amounts earned for the fiscal year, whether or not actually paid during such year, and include amounts deferred pursuant to employee 401(k) and profit sharing plans.
(2)	No compensation cost was recognized since no stock-based awards were granted to named executive officers in 2006.
(3)	Represents amounts earned for services rendered during the fiscal year as commissions consisting of 10% of the fee income on loan originations, whether or not actually paid during such fiscal year.
(4)	The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The figure shown for each named executive officer includes the following items: (i) tax gross-ups for insurance coverage under bank-owned life insurance in the amount of $2,998, $345, $315, $411 and $645 for Messrs. Johnson, Threet, Regan, French and Russell, respectively; (ii) automobile-related benefits in the amount of $3,626, $2,847 and $5,151 for Messrs. Johnson, Threet and Regan, respectively; (iii) country club dues and gym memberships in the amount of $7,540, $7,766, $6,875 and $7,540 for Messrs. Johnson, Threet, Regan and French, respectively; (iv) employer 401(k) contributions of $13,418, $9,713, $12,000, $6,000 and $6,002 for Messrs. Johnson, Threet, Regan, French and Russell, respectively; and (v) severance benefits in the amount of $218,750 provided to Mr. Little in connection with his resignation.
(5)	Mr. Little resigned effective January 6, 2006.

Employment Agreements

Silver State Bancorp or Silver State Bank, as applicable, has entered into employment agreements with Messrs. Johnson, Threet, Regan and Russell in order to secure their services in their respective positions with Silver State Bancorp and Silver State Bank. The employment agreements are for a period of three years for each of these executives and the agreements extend automatically each year unless the board of directors determines not to extend the term. For 2007, the Board has set the minimum annual salaries of Messrs. Johnson, Threet, Regan and Russell at $350,000, $230,000, $275,000 and $155,000, respectively, which will be adjusted annually for cost of living increases. The employment agreements provide for participation in discretionary bonuses, retirement and employment benefit plans and other fringe benefits available to executive employees of Silver State Bancorp and Silver State Bank.

The Board of Directors may terminate the employment agreements at any time with or without cause. However, termination without cause or following a change in control of Silver State Bancorp or Silver State Bank would subject Silver State Bancorp and Silver State Bank to liability for severance benefits. In the event of a termination without cause, each executive would be entitled to the payment of salary and annual bonus for the remaining unexpired term of the agreement. These same severance benefits would be payable to the executive if the executive resigns during the term of his employment agreement due to a material change or reduction in the executive’s position, authority, duties or responsibilities; a reduction in salary unless such salary reduction is part of an employer-wide reduction applied uniformly to all officers; a reduction of bonus, incentive or compensation award opportunities unless such reduction is part of an employer-wide reduction applied uniformly to all officers or a termination of any such plan in which participants are treated disparately with respect to the termination; involuntary relocation of the executive’s place of employment to a location more than 30 miles from his current place of employment; or any material breach of the employment agreement by Silver State Bancorp or Silver State Bank. Change in control for purposes of the agreement occurs when (i) any person becomes the beneficial owner of 25% or more of the voting shares of Silver State Bancorp’s outstanding securities; (ii) a reorganization, merger, or consolidation occurs other than one in which at least 51% of the equity ownership interest and voting securities are held in substantially the same relative proportions as held prior to the transaction; (iii) a complete liquidation or dissolution of Silver State Bancorp or Silver State Bank; or (iv) a corporate transaction in which a majority of the Board of Directors following the transaction is not constituted by individuals who were directors before such transaction. The employment agreements provide for non-competition and non-solicitation provisions for a period of one year following termination of employment other than following a change in control.

In the event severance is payable following a change in control (using the same criteria discussed above), each executive would be paid a lump sum amount equal to three times the executive’s annual salary and bonus. If the change in ownership or control is experienced, as contemplated under Section 280G of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the severance benefits provided under the employment agreements might constitute an “excess parachute payment” under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by the executive, on excess parachute payments with such payments being non-deductible to the payor. Under the employment agreements, the severance benefits would be limited to ensure that no part of these severance benefits would be subject to such excise tax or loss of deduction. It is currently estimated that if a change in control occurred on December 31, 2007 and severance was triggered for each of the executives, the following lump sum payments would be due: Mr. Johnson — $2,100,000; Mr. Threet — $927,514; Mr. Regan — $1,638,044; and Mr. Russell — $496,834.

In the event severance is payable following a termination without cause or for good reason on December 31, 2007, the following lump sum payments would be due: Mr. Johnson — $2,100,000; Mr. Threet — $1,440,000; Mr. Regan — $1,725,000; and Mr. Russell — $765,000.

Equity Compensation Plans

Long-term incentives are provided to the NEOs, employees and directors through awards made under the equity plans established by Silver State Bancorp from time to time. All salaried employees and directors are eligible to be granted awards under the equity plans. On September 20, 2006, stockholders of Silver State Bancorp approved the 2006 Omnibus Equity Plan or, the 2006 Plan. The 2006 Plan authorizes the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and performance share cash only awards. The 2006 Plan authorized the issuance of 579,810 shares of Silver State Bancorp common stock, representing the total number of shares remaining available for stock option grants under Silver State Bancorp’s 1997 Stock Option Plan, 1998 Stock Option Plan, and 2004 Stock Option Plan. With the approval of the 2006 Plan, no additional awards will be granted under the 1997, 1998, and 2004 plans. However, all awards under the 2006 Plan, 2004 Plan, 1998 Plan and 1997 Plan (collectively referred to as the “Equity Plans”) will continue to be governed by the terms of the respective Equity Plans until such awards expire pursuant to their terms. The aggregate number of shares underlying awards granted to any participant in a single year under the 2006 Plan may not exceed 125,000. As of December 31, 2006, the total number of awards remaining to be granted under the 2006 Plan was 333,750. The Equity Plans provide for the issuance of “incentive stock options” qualified under Section 422 of the Internal Revenue Code and “non-qualified stock options.” In addition, the 2006 Plan may grant restricted stock awards and performance-based restricted stock awards. The Equity Plans are administered by the Compensation Committee, which has the authority to select the employees and directors who will be awarded stock-based incentives and determine the amount and other conditions of such awards subject to the terms of the Equity Plans.

No option issued under the Equity Plans is exercisable after the tenth anniversary from the date it was granted. During the optionee’s lifetime, only the optionee can exercise the option. The optionee cannot transfer or assign any option other than by will or in accordance with the laws of descent and distribution. Pursuant to Section 422 of the Internal Revenue Code as to incentive stock options, the aggregate fair market value of the stock for which any employee may be granted options which first become exercisable in any calendar year generally may not exceed $100,000. In addition, no grant may be made to any employee owning more than 10% of the shares of Silver State Bancorp unless the exercise price is at least 110% of the share’s fair market value and such option is not exercisable more than five years following the option grant.

Silver State Bancorp will receive no monetary consideration for the granting of awards under the Equity Plans. Upon the exercise of options, Silver State Bancorp receives payment from optionees in exchange for shares issued. During the last fiscal year, Silver State Bancorp did not adjust or amend the exercise price of stock options previously awarded nor were any grants made to any of the named executive officers.

The number of shares available under the Equity Plans, the maximum limits on awards to individual officers and directors and any outstanding awards will be adjusted to reflect any merger, consolidation or business reorganization in which Silver State Bancorp is the surviving entity, and to reflect any stock split, stock dividend or other event where Silver State Bancorp determines an adjustment is appropriate in order to prevent the enlargement or dilution of an award recipient’s rights. If a merger, consolidation or other business reorganization occurs and Silver State Bancorp is not the surviving entity, outstanding awards may be exchanged for awards linked to the equity of the surviving entity that are designed to neither increase or diminish the rights of the holders of the outstanding awards or may be settled for a monetary or other payment when the merger, consolidation or reorganization occurs.

Stock Awards and Stock Option Grants Outstanding

The following tables set forth information regarding stock options and similar equity compensation grants outstanding at December 31, 2006, whether granted in 2006 or earlier, including awards that have been transferred other than for value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Corey L. Johnson	—	—	—	—
Tod W. Little	—	—	—	—
Michael J. Threet	57,500(1)	—	7.650	07/22/14
Calvin D. Regan	—	—	—	—
Douglas E. French	—	—	—	—
Thomas J. Russell	82,500(1)	—	7.650	07/22/14

(1)	This award was issued pursuant to the 2004 Plan on July 22, 2004 and is currently 100% vested.

The following table sets forth the option awards that were exercised by the named executive officers during the last fiscal year.

2006 OPTION EXERCISES TABLE

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)
Corey L. Johnson	112,500	1,925,000
Tod W. Little	112,500	1,383,750
Michael J. Threet	25,000	357,500
Calvin D. Regan	82,500	1,348,050
Douglas E. French	82,500	977,625
Thomas Russell	—	0

(1)	The figures shown include the amount realized during the fiscal year upon exercise of vested stock options by the named individual, based on the closing sales price for a share of our common stock on the exercise date. Unexercised stock options may not be transferred for value.

Director Compensation

Fee Arrangements. The composition of the boards of directors of Silver State Bank and Silver State Bancorp are identical. To date, Silver State Bank has compensated its directors for their services. Silver State Bancorp does not pay any additional compensation to its directors. We expect to continue this practice until we have a business reason to establish separate compensation programs. Until then, we expect Silver State Bancorp to reimburse Silver State Bank for a part of the compensation paid to each director that is proportionate to the amount of time which he or she devotes to performing services for Silver State Bancorp. Silver State Bank pays a fee to each of its non-management directors for attendance at each board meeting of Silver State Bancorp or Silver State Bank and each meeting of a committee of which they are members. A single fee is paid when Silver State Bancorp and Silver State Bank hold joint board or committee meetings.

The following table sets forth director compensation for 2006 and 2007.

Silver State Bancorp/Bank	2006	2007
Number of Directors	8	8
Outside Director	$10,000 annual retainer	$15,000 annual retainer
Board Chairman	—	$5,000 annual retainer
Audit Comm. Chairman	—	$2,000 annual retainer
Committee Chairman	—	$1,000 annual retainer
Meeting Compensation	$500 per Board Meeting attended	$1,000 per Board Meeting attended
	$200 per other meeting attended	$500 per other meeting attended
Equity Grants	—	—

Choice Bank	2006	2007
Number of Directors	8	8
Outside Director	150 common shares of Silver State Bancorp	250 common shares of Silver State Bancorp
Board Chairman	—	$2,500 annual retainer
Committee Chairman	—	$1,000 annual retainer
Meeting Compensation	$250 per Board Meeting attended	$500 per Board Meeting attended
	$100 per other meeting attended	$100 per other meeting attended
Equity Grants	—	—

Director Benefit Plans. The directors of Silver State Bancorp and its banking subsidiaries are entitled to participate in the Equity Plans described above.

The following table sets forth information regarding compensation earned by the non-employee directors of Silver State Bancorp during the last fiscal year.

2006 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash(1) ($)	Option Awards(2) ($)	All Other Compensation ($)	Total ($)
Brian M. Collins	16,600	—	—	16,600
Brian W. Cruden	21,300	—	—	21,300
Alan Knudson	16,000	—	—	16,000
Craig McCall	22,200	—	—	22,200
Thomas Nicholson	16,000	—	—	16,000
Bryan S. Norby	16,000	—	—	16,000
Phillip C. Peckman	21,200	—	—	21,200

(1)	Includes retainer payments, meeting fees, and committee and/or chairmanship fees earned during the fiscal year, whether such fees were paid currently or deferred.
(2)	During the fiscal year, there were no options granted to directors to purchase shares of Silver State Bancorp common stock.

Certain Transactions with Members of Our Board of Directors and Executive Officers

Transactions with related persons, including directors, executive officers and their immediate family members, have the potential to create actual or perceived conflicts of interest between Silver State Bancorp and such persons. Transactions with related persons generally are categorized as either loans that our bank subsidiaries may make in the ordinary course of business as a financial institution or all other related person transactions.

Each of our bank subsidiaries has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with the directors and executive officers (or associates of such person) of Silver State Bancorp, Silver State Bank and Choice Bank. All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2006, our officers, directors and principal stockholders (and their associates) were indebted to our subsidiary banks in the aggregate amount of approximately $25.2 million in connection with these loans. This amount was approximately 2% of total loans outstanding as of such date. All such loans are currently in good standing and are being paid in accordance with their terms.

All other related person transactions are generally treated as potential violations of our Code of Ethics for which a waiver must be obtained if they are found to create a conflict of interest. It is our policy that either the Audit Committee or the independent directors of the Board of Directors acting in executive session review and approve all related person transactions, including any loan to directors, executive officers or their immediate family members, for potential conflicts of interest. If the conflict of interest relates to any member of the Audit Committee or any independent director of the Board, as the case may be, the conflicted person recuses himself or herself from all discussions relating to the conflict of interest. The Chief Executive Officer, or a senior officer designated by the Chief Executive Officer, will resolve any conflict of interest issue involving any other employee.

Brian M. Collins, our director, is the owner of Collins and Collins Development, a commercial and residential real estate general contracting firm. During 2006, we engaged Collins and Collins Development for the construction of an office building with an anticipated completion in 2007. At December 31, 2006, $130,000 of the contract is included in construction in progress. We estimate that the contract amount will be approximately $907,000. Also during 2006, we entered into a separate agreement with Collins and Collins Development for the construction of an office building which was completed in the same year. The total payments under the contract were approximately $900,000. We expect to engage Collins and Collins Development for the construction of future branches.

CORPORATE GOVERNANCE

We aspire to the highest standards of ethical conduct. In that spirit, we are committed to being a leader in corporate governance reform. In addition to our ongoing compliance with SOX, the rules of the Nasdaq Global Market and Nevada law, we continue to strive to follow high standards of corporate governance.

Independence of Directors

A majority of our Board of Directors are independent, as affirmatively determined by the Board consistent with the criteria established by the Nasdaq Global Market and as required by Silver State Bancorp’s Code of Bylaws.

The Board has conducted an annual review of director independence. During this review, the Board considered transactions and relationships during the prior year between each director or any member of his or her immediate family and Silver State Bancorp and its subsidiaries, affiliates and equity investors, including those reported under “Certain Transactions with Members of our Board of Directors and Executive Officers” above. The Board also examined transactions and relationships between directors or their affiliates and members of senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that the following directors meet Silver State Bancorp’s general standard of independence: Craig McCall, Bryan Norby, Philip Peckman, Alan Knudson, Thomas Nicholson, and Brian Cruden. The remaining two directors were determined to be not independent for the following reasons: Corey L. Johnson is the Chief Executive Officer and the President of Silver State Bancorp; and Brian M. Collins received compensation from Silver State Bancorp as the owner of two construction companies which are involved in building several new Silver State Bank branches.

Lead Independent Director

The Board of Directors has created the position of lead independent director, whose primary responsibility is to preside over periodic executive sessions of the independent members of the Board of Directors. The lead independent director also prepares the agenda for meetings of the independent directors, serves as a liaison between the independent directors and management and outside advisors, and makes periodic reports to the Board of Directors regarding the actions and recommendations of the independent directors. The independent members of the Board of Directors have designated Bryan Norby to serve in this position for 2007.

Director Qualifications

Silver State Bancorp’s Corporate Governance Guidelines contain criteria considered by the Nominating and Governance Committee in evaluating nominees for a position on its Board. All nominees, including incumbent directors, board nominees and stockholder nominees, are evaluated in the same manner. Generally, the Nominating and Governance Committee believes that directors should possess the highest personal and professional ethics and integrity and should have broad experience in positions with a high degree of responsibility, corporate board experience and the ability to commit adequate time and effort to serve as a director. Other criteria that will be considered include expertise currently desired on the Board of Directors, geography, finance or financial service industry experience, ethical standards and involvement in the community. The Nominating and Governance Committee also evaluates potential nominees to determine if they meet Silver State Bancorp’s standard of independence (to ensure that at least a majority of the directors will, at all times, be independent).

Directors of Silver State Bancorp may not serve on the board of more than two other public companies and may not serve on the board of another unaffiliated insured depository institution, bank holding company, financial holding company or thrift holding company having operations in any market area in which Silver State Bancorp or any of its affiliated entities has operations while serving as a director of Silver State Bancorp.

Our Corporate Guidelines provide stock ownership targets for our outside directors, which we believe align the interests of our outside directors with those of our stockholders. Pursuant to these stock ownership targets, each outside director is expected to own an amount of our common stock equal to $100,000. Our outside directors have four years to bring their stock ownership up to the target levels.

Continuing Corporate Governance Efforts

We will continue our effort to be a leader in corporate governance. Silver State Bancorp’s Code of Bylaws, among others things, defines who may be considered an “independent” director, establishes a mandatory retirement age for all directors, requires the independent directors to meet periodically in executive session, and requires that the responsibilities of the committees of the Board of Directors conform with the requirements of SOX and related rules and regulations. In addition, Silver State Bancorp has Corporate Governance Guidelines, which are available on our website at www.silverstatebancorp.com, and a Code of Ethics, which is available free of charge by contacting Michael J. Threet, Silver State Bancorp’s Chief Financial Officer and Chief Operating Officer, at (702) 949-6872. Further actions to enhance our corporate governance mechanisms will be taken as required by law and the exchanges upon which our shares are listed, or as otherwise deemed necessary or appropriate by the Board of Directors, with a continuing focus on high standards of corporate governance.

PRINCIPAL STOCKHOLDERS

Principal Stockholders

The following table sets forth, as of February 28, 2007, certain information as to our common stock beneficially owned by persons owning in excess of 5% of the outstanding shares of our common stock. We know of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of our common stock as of February 28, 2007. We have determined beneficial ownership in accordance with the rules of the SEC. Addresses provided are those listed in our corporate records as the address of the person authorized to receive notices and communications. For purposes of the table below and the table set forth under “Security Ownership of Management,” in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock (1) over which he has or shares, directly or indirectly, voting or investment power, or (2) of which he has the right to acquire beneficial ownership at any time within 60 days after February 28, 2007. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. Except as otherwise indicated, each stockholder shown in the table has sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Estate of Ronald C. Yanke(1) 4414 S. Geckler Lane Boise, ID 83716	2,457,792	17.95%

(1)	Linda Yanke, Mr. Yanke’s wife, is the trustee of the estate. Includes 58,000 shares held in Mrs. Yanke’s name. Mrs. Yanke is the mother-in-law of Brian S. Norby, Chairman of the Board of Silver State Bancorp. Mr. Norby disclaims beneficial ownership of all shares attributable to the Estate of Ronald C. Yanke and shares beneficially owned by Mrs. Yanke.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information about the shares of our common stock beneficially owned by each director of Silver State Bancorp, by each named executive officer of Silver State Bancorp identified in the Summary Compensation Table included elsewhere herein, and all directors and executive officers of Silver State Bancorp or Silver State Bancorp’s wholly owned subsidiaries Silver State Bank and Choice Bank, as a group as of February 28, 2007. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated.

Name of Beneficial Owner	Position with the Company*	Amount and Nature of Beneficial Ownership		Common Stock to be Purchased in the Offering	Percent of Common Stock Outstanding Following the Offering
Bryan S. Norby	Director & Chairman	387,056	(1)
Corey L. Johnson	President & Chief Financial Officer	297,228	(2)
Brian M. Collins	Director	701,433	(3)
Brian W. Cruden	Director	157,500	(4)
Alan Knudson	Director	106,165	(5)
Thomas T. Nicholson	Director	1,658,600	(6)
Craig S. McCall	Director	215,803	(7)
Phillip C. Peckman	Director	200,000	(8)
Douglas E. French	Executive Vice President	289,900	(9)
Calvin D. Regan	President	207,999
Tom J. Russell	Executive Vice President	87,500	(10)
Michael J. Threet	Chief Financial Officer	154,308	(11)
All directors and executive officers as a group (13 persons)		4,463,892

*	Percentage of shares beneficially owned by each individual is calculated as though all stock options held by such person that are exercisable within 60 days of February 28, 2007 had been exercised, and such number of shares also is added to total shares outstanding for calculation as to each individual.
(1)	Mr. Norby is the son-in-law of Linda Yanke and disclaims beneficial ownership of any shares of which she is deemed the beneficial owner as set forth under “Principal Stockholders.”
(2)	Includes 80,000 shares pledged to Key Bank.
(3)	Includes 60,000 shares exercisable under Equity Plans.
(4)	Includes 40,000 shares exercisable under Equity Plans.
(5)	Includes 30,000 shares exercisable under Equity Plans.
(6)	Includes 600,000 shares pledged as collateral to Zions Bank. Also includes 800,000 shares pledged as collateral to Black Creek L.P. over which Mr. Nicholson has shared voting power and shared investment power.
(7)	Includes 30,000 shares excisable under Equity Plans. Also includes 33,092 shares pledged to Key Bank.
(8)	Includes 40,000 shares exercisable under Equity Plans.
(9)	Includes 117,700 shares pledged to SW USA Bank. Also includes 64,700 shares pledged to Key Bank.
(10)	Includes 82,500 shares exercisable under Equity Plans. Mr. Russell has shared voting power and shared investment power with his wife Linda A. Russell.
(11)	Includes 57,500 shares exercisable under Equity Plans.

SHARES ELIGIBLE FOR FUTURE SALE

We have applied to have our common stock listed for quotation on the Nasdaq Global Market. Prior to this offering our common stock was listed on the OTC Bulletin Board, however we cannot predict the effect that any future sales may have on the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect our stock price.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have an aggregate of              outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options prior to completion of this offering. As of March 31, 2007, we had outstanding stock options held by employees and directors for the purchase of an aggregate of 1,031,270 shares of common stock. The              shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions, or were issued in connection with Silver State Bank’s reorganization into Silver State Bancorp pursuant to an exemption under the Securities Act. Shares sold by us in private transactions are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below.

Eligibility of Restricted Shares for Sale in the Public Market

All of our executive officers and directors are subject to lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 120 days after the date of this prospectus. Following the expiration of the lock-up period, approximately              shares of common stock will be available for sale in the public market, some of which will remain subject to Rule 144 or Rule 701.

Rule 144. Rule 144 allows persons whose shares are subject to transfer restrictions, either because the person is an affiliate of the issuer or because the shares were issued in a transaction not involving a public offering, to transfer the shares if they comply with the Rule’s requirements. In general, under Rule 144, a person (or group of persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including, in some instances, the holding period of a previous owner if the previous owner was not an affiliate), and who files a Form 144 with respect to such sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of: (a) 1% of the then outstanding shares of our common stock, which would equal approximately              shares immediately after this offering, or (b) the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to restrictions relating to the manner of sale and the availability of current public information about us. We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the individual circumstances surrounding the desired sale, as well as the personal circumstances of the sellers. Any future sale of substantial amounts of our common stock in the open market, including those effected pursuant to Rule 144, may adversely affect the market price of our common stock.

Rule 144(k). A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including, in certain circumstances, the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates are not eligible to sell under Rule 144(k) and must always meet all of the requirements under Rule 144 discussed above, even after the applicable holding periods have been satisfied.

Rule 701. Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or written contract and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Stock Options

We intend to file registration statements under the Securities Act covering approximately 1,287,320 shares of common stock reserved for issuance under our equity compensation plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market by non-affiliates without restriction under the Securities Act, unless such shares are subject to vesting restrictions with us or are otherwise subject the contractual restrictions described above.

UNDERWRITING

Sandler O’Neill & Partners L.P., as representative of the underwriters for the offering, has entered into an underwriting agreement with us relating to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Sandler O’Neill & Partners L.P.
Howe Barnes Hoefer & Arnett, Inc.

Total

We have granted the underwriters an option to purchase up to              additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days from the date of this prospectus. To the extent the option is exercised, we will be obligated to sell additional shares to the underwriters, and the underwriters will be obligated to purchase these additional shares, in proportion to their respective initial purchase amounts. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offering by this prospectus, if any.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $             per share on sales to certain other dealers. After our common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	With Over-allotment	Without Over-allotment
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described above.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

Lock-up Agreements. We, and our executive officers and directors have agreed, for a period of 120 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the representative.

The 120-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 120-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 120-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of shares of our common stock, whether such transaction would be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

Stabilization. In connection with this underwriting, the underwriters may, pursuant to Regulation M under the Securities Act, engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Listing. Our common stock has been listed on the OTC Bulletin Board under the symbol “SSBX.OB” and has now been approved for quotation on the Nasdaq Global Market under the symbol “SSBX.”

At our request, the underwriters have reserved for sale, at the initial offering price, up to             shares of our common stock offered in this prospectus for certain officers, directors, employees and related persons of Silver State Bancorp and its subsidiaries. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

From time to time, some of the underwriters have provided and may continue to provide financial advisory services to us in the ordinary course of their respective businesses and have received, and may receive, compensation for such services.

DESCRIPTION OF CAPITAL STOCK OF SILVER STATE BANCORP

General

We are authorized to issue 60.0 million shares of common stock having a par value of $.001 per share and 10.0 million shares of preferred stock having a par value of $.001 per share. We will not issue any shares of preferred stock in the offering. Except as discussed herein, each share of our common stock will have the same relative rights as, and will be identical in all respects with, every other share of common stock. As of March 31, 2007, there were 13,716,064 shares of common stock outstanding and approximately 250 stockholders of record. After this offering, there will be [            ] shares of our common stock outstanding, or [            ] shares if the underwriters exercise their over-allotment option in full. In addition, as of March 31, 2007, there were options to purchase 1,031,270 shares of common stock outstanding.

The shares of our common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the FDIC, or any other government agency; and

•	are not guaranteed by Silver State Bancorp or either of its subsidiary banks.

Common Stock

Dividends. We can pay dividends out of statutory surplus or from net profits if, as and when declared by our Board of Directors. Our payment of dividends is subject to limitations which are imposed by law. See “Dividend Policy” and “Supervision and Regulation.” The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of the legally available funds. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Also, our Board of Directors is divided into three classes which are as equal in size as is possible and only one class is required to be elected annually by our stockholders. If we issue preferred stock, holders of the preferred stock may also possess voting rights. Certain matters, including the removal of directors, the approval of business combinations and amending certain provisions of the Articles of Incorporation or Code of Bylaws, may require an 80% or two-thirds stockholder vote. See “Anti-Takeover Effects of Provisions of our Articles of Incorporation, Code of Bylaws and Nevada Law.”

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Assessment. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preemptive Rights; Redemption. Holders of our common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Our common stock is not subject to redemption.

Preferred Stock

We will not issue any shares of our authorized preferred stock in the offering. We may issue preferred stock in the future with such preferences and designations as the Board of Directors may from time to time determine.

The Board of Directors can, without stockholder approval, issue preferred stock with voting and dividend rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Code of Bylaws and Nevada Law

Some provisions of Nevada law and our Articles of Incorporation and Code of Bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. Following the offering, we will have authorized but unissued shares of preferred stock and common stock. Our Board of Directors may authorize the issuance of one or more series of preferred stock without stockholder approval. See “Description of Capital Stock of Silver State Bancorp.” These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Votes of Stockholders. Our Articles of Incorporation provide that there will not be cumulative voting of stockholders for the election of our directors. In addition, our Articles of Incorporation also provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

Classified Board; Power of Directors to Fill Vacancies. Our Board of Directors is required by the Articles of Incorporation and Code of Bylaws to be divided into three classes which are as equal in size as is possible. One of the three classes of directors is required to be elected annually by our stockholders for a three-year term. A classified board promotes continuity and stability of our management but makes it more difficult for stockholders to change a majority of the Board of Directors because it generally takes at least two annual elections of directors for this to occur. In addition, any vacancy occurring on the Board of Directors, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by the directors then in office.

Removal of Directors. Our Articles of Incorporation provide that a director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and upon the affirmative vote of at least 80% of the outstanding shares of voting stock. These requirements may make it more difficult for stockholders to change control of our Board of Directors by removing existing directors and filling the vacancies with other directors.

Stockholder Vote Required to Approve Business Combinations with Interested Stockholders. Our Articles of Incorporation require the approval of the holders of at least 80% of our outstanding shares of voting stock, together with the affirmative vote of at least 50% of the outstanding shares of voting stock not beneficially owned by an Interested Stockholder (defined below) to approve certain Business Combinations and related transactions. Generally, a Business Combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the Interested Stockholder.

The vote of the holders of at least 80% of our shares is required in connection with any transaction involving an Interested Stockholder except (1) in cases where the proposed transaction has been approved in advance by a majority of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (2) if the proposed transaction meets certain conditions which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient.

The term Interested Stockholder is defined to include any individual, corporation, partnership or other entity (other than us or our subsidiaries or any employee benefit plan maintained by us or our subsidiaries) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of our voting stock.

Amendment of our Organizational Documents. Our Articles of Incorporation provide that certain provisions of our Articles of Incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (i) a majority of the authorized number of directors and, if one or more Interested Stockholders exists, by a majority of the Disinterested Directors (as defined in the Articles of Incorporation) or (ii) the holders of two-thirds of the total votes of our outstanding shares of voting stock and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an Interested Stockholder or a director who is an Affiliate or Associate (each as defined in the Articles of Incorporation) of an Interested Stockholder, by the affirmative vote of 50% of our outstanding shares of voting stock, which are not beneficially owned by any Interested Stockholder or his or her Affiliate or Associate. Amendment of the provision of our Articles of Incorporation relating to Business Combinations must also be approved by either:

•	(i) a majority of the Disinterested Directors; or

•

(ii) the affirmative vote of 80% of our outstanding shares of voting stock, voting together as a single class, together with the affirmative vote of 50% of our outstanding shares of voting stock, which are not beneficially owned by any Interested Stockholder or his Affiliate or Associate, voting together as a single class.

Furthermore, our Articles of Incorporation provide that provisions of our Code of Bylaws that contain supermajority (80% of our outstanding stock) voting requirements may not be altered, amended, repealed or rescinded without the vote of the Board of Directors or without the approval of the holders of at least 80% of our outstanding shares of voting stock. Our Articles of Incorporation also provide that the Board of Directors is authorized to make, alter, amend, rescind or repeal any of our Code of Bylaws in accordance with the terms of the Code of Bylaws, regardless of whether the Bylaw was initially adopted by the stockholders. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

Nevada Anti-Takeover Statutes. We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statutes which prohibits persons deemed Interested Stockholders from engaging in a Business Combination with a Nevada corporation for three years following the date these persons become Interested Stockholders. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have 200 or more stockholders of record, at least 100 of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

The Nevada Revised Statutes further allow our Board of Directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;

•	the economy of Nevada and the nation;

•	the effect on the communities in which offices of the corporation are located; and

•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.

Our Articles of Incorporation allow our Board of Directors to consider the financial and managerial resources and future prospects of the other party, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.

The provisions of Nevada law and our Articles of Incorporation and Code of Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification

Consistent with Nevada law, our Articles of Incorporation provide that our directors will not be personally liable for monetary damages to the corporation, stockholders or creditors for breach of their fiduciary duties as directors, except liability for any of the following: (i) any breach of their fiduciary duties that involve intentional misconduct, fraud or a knowing violation of law or (ii) unlawful payments of dividends in violation of Nevada Revised Statute § 78.300.

Our Articles of Incorporation also provide that we will indemnify each of our directors and executive officers and we may indemnify each of our other officers and employees and other agents to the fullest extent permitted by law, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Silver State Bancorp, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her or conduct was unlawful. Our Articles of Incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our Articles of Incorporation would permit indemnification.

Transfer Agent and Registrar

Mellon Investor Services LLC, located at             , telephone: (800)             is our transfer agent and registrar.

Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “SSBX.”

LEGAL MATTERS

Certain legal matter with respect to this offering will be passed upon for us by Thacher Proffitt & Wood LLP. The legality of the issuance of the common stock being offered and certain other legal matters relating to Nevada law will be passed upon for us by Kolesar & Leatham, Chtd. Certain legal matters with respect to this offering will be passed upon for the underwriters by Nixon Peabody LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the reports of McGladrey & Pullen, LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC through its Electronic Data Gathering, Analysis, and Retrieval system, or EDGAR, a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC via EDGAR are also available at the web site maintained by the SEC. The address for this website is “http://www.sec.gov.”

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

All schedules are omitted as the required information either is not applicable or is included in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Silver State Bancorp

Henderson, Nevada

We have audited the consolidated balance sheets of Silver State Bancorp and subsidiaries (collectively referred to herein as the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

/s/ McGladrey & Pullen, LLP

Las Vegas, Nevada

March 29, 2007

McGladrey & Pullen, LLP is a member firm of RSM International

— an affiliation of separate and independent legal entities.

Silver State Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31, 2006 and 2005

(Dollars in thousands)

	2006	2005
Assets
Cash and cash equivalents	$27,063	$14,304
Federal funds sold	8,416	35,469

Total cash and cash equivalents	35,479	49,773
Securities available for sale	65,324	73,247
Federal Home Loan Bank stock, at cost	3,382	2,731
Loans held for sale	34,053	11,861
Loans, net of allowance for losses of $11,200 and $8,314, respectively	1,004,443	637,865
Premises and equipment, net	32,033	19,992
Accrued interest receivable	7,236	3,395
Deferred taxes, net	2,441	2,790
Other real estate owned	738	—
Goodwill	18,934	—
Intangible asset, net of amortization of $64	1,100	—
Prepaids and other assets	4,355	4,643

Total assets	$1,209,518	$806,297

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$169,429	$166,383
Interest bearing:
Checking	434,906	293,666
Savings	19,806	27,171
Time, $100 and over	227,493	79,786
Other time	134,637	78,459

Total deposits	986,271	645,465
Accrued interest payable and other liabilities	6,356	3,024
Securities sold under repurchase agreements	13,602	22,072
Federal Home Loan Bank advances:
Short-term borrowings	8,000	5,000
Long-term borrowings	50,000	49,000
Junior subordinated debt	38,661	18,042

Total liabilities	1,102,890	742,603

Commitments and Contingencies (Notes 13 and 22)

Stockholders’ Equity
Common stock, par value of 10 cents; 20,000,000 shares authorized; shares issued 2006: 14,224,172; 2005: 13,005,406; shares outstanding 2006: 13,687,109; 2005: 12,463,798	1,423	1,301
Additional paid-in capital	50,256	28,744
Retained earnings	57,145	36,269
Accumulated other comprehensive loss	(101)	(512)

	108,723	65,802
Less cost of treasury stock, 2006: 537,063 shares, 2005: 541,608 shares	(2,095)	(2,108)

Total stockholders’ equity	106,628	63,694

Total liabilities and stockholders’ equity	$1,209,518	$806,297

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share information)

	2006	2005	2004
Interest and dividend income on:
Loans, including fees	$85,378	$53,434	$31,804
Securities, taxable	3,034	2,614	1,676
Dividends on FHLB stock	145	112	97
Federal funds sold and other	1,349	926	296

Total interest income	89,906	57,086	33,873

Interest expense on:
Deposits	27,969	12,734	6,173
Federal funds purchased and securities sold under repurchase agreements	674	542	272
Short-term borrowings	224	58	52
Long-term borrowings	1,813	1,304	953
Junior subordinated debt	1,876	1,123	894

Total interest expense	32,556	15,761	8,344

Net interest income	57,350	41,325	25,529
Provision for loan losses	2,821	2,350	1,750

Net interest income after provision for loan losses	54,529	38,975	23,779

Other income:
Gain on sale of loans	4,168	3,344	2,667
Net realized loss on sales of available for sale securities	(6)	(6)	—
Service charges on deposit accounts	759	941	1,078
Loan servicing fees, net of amortization	176	58	308
Other income	864	482	467
Gain (loss) on disposal of other assets	(44)	(40)	22

	5,917	4,779	4,542

Non-interest expense:
Salaries, wages and employee benefits	17,176	12,938	8,821
Occupancy	2,583	1,944	1,694
Depreciation and amortization	1,531	1,041	1,054
Professional fees	1,560	700	730
Advertising, public relations and business development	751	559	374
Customer service expense	378	201	164
Data processing	351	328	303
Insurance	296	246	276
Dues and memberships	146	83	94
Directors expense	131	126	117
Other	2,924	1,680	1,712

	27,827	19,846	15,339

Income before income taxes	32,619	23,908	12,982
Income taxes	11,743	8,281	4,464

Net income	$20,876	$15,627	$8,518

Basic income per common share	$1.58	$1.27	$0.72

Diluted income per common share	$1.52	$1.19	$0.70

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2003		$993	$14,716	$12,124	$(59)	$(2,109)	$25,665
Comprehensive income:
Net income	$8,518	—	—	8,518	—	—	8,518
Other comprehensive loss:
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $118	(229)	—	—	—	(229)	—	(229)

	$8,289

Stock options exercised, including tax benefit of $500		204	4,121	—	—	—	4,325
Tax benefit arising from the disqualifying disposition of incentive stock options		—	272	—	—	—	272
Issuance of 701,760 shares of common stock, net of offering costs of $104		70	4,827	—	—	—	4,897
Sale of treasury stock (160 shares)		—	1	—	—	1	2

Balance, December 31, 2004		1,267	23,937	20,642	(288)	(2,108)	43,450

Comprehensive income:
Net income	$15,627	—	—	15,627	—	—	15,627
Other comprehensive loss:
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $130	(228)
Less reclassification adjustment for losses included in net income, net of taxes of $2	4

Net unrealized holding losses	(224)	—	—	—	(224)	—	(224)

	$15,403

Stock options exercised, including tax benefit of $402		34	2,733	—	—	—	2,767
Tax benefit arising from the disqualifying disposition of incentive stock options		—	471	—	—	—	471
Expense relating to the acceleration of the vesting of stock options		—	1,603	—	—	—	1,603

Balance, December 31, 2005		$1,301	$28,744	$36,269	$(512)	$(2,108)	$63,694

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Stockholders’ Equity (continued)

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2005		$1,301	$28,744	$36,269	$(512)	$(2,108)	$63,694
Comprehensive income:
Net income	$20,876	—	—	20,876	—	—	20,876
Other comprehensive income:
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $227	407
Less reclassification adjustment for losses included in net income, net of taxes of $2	4

Net unrealized gain	411	—	—	—	411	—	411

	$21,287

Stock options exercised, including tax benefit of $3,508		70	8,017	—	—	—	8,087
Stock issued to subsidiary bank directors (900 shares)		—	22	—	—	—	22
Stock options exercised, redeemed to cover minimum statutory withholding for taxes (21,821 shares)		—	(356)	—	—	—	(356)
Tax benefit arising from the disqualifying disposition of incentive stock options		—	21	—	—	—	21
Issuance of 521,997 shares of common stock, net of offering costs of $19		52	10,630	—	—	—	10,682
Replacement options granted as a result of the Choice Bank acquistion		—	2,772	—	—	—	2,772
Stock based compensation expense		—	319	—	—	—	319
Reissuance of treasury stock in exchange for employment services (4,545 shares)		—	87	—	—	13	100

Balance, December 31, 2006		$1,423	$50,256	$57,145	$(101)	$(2,095)	$106,628

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share information)

	2006	2005	2004
Cash Flows from Operating Activities
Net income	$20,876	$15,627	$8,518
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sales of loans	(4,168)	(3,344)	(2,667)
Loss on sales of securities	6	6	—
(Gain) loss on disposal of other assets	44	40	(22)
(Gain) on sale of other real estate owned	—	(17)	—
Depreciation and amortization	1,531	1,041	1,054
Reissuance of treasury stock in exchange for employment services	100	—	—
Net (accretion) amortization of securities premiums and discounts	(131)	(431)	77
Provision for loan losses	2,821	2,350	1,750
Stock issued to subsidiary bank directors	22	—	—
Stock based compensation expense	319	1,603	—
Tax benefit related to the exercise of stock options	—	873	772
Change in deferred taxes	(576)	(1,349)	(245)
Proceeds from sales of loans	84,054	55,323	37,815
Originations of loans held for sale	(102,406)	(52,441)	(40,866)
(Increase) decrease in accrued interest receivable and other assets	(2,527)	15	(857)
Increase in accrued interest payable and other liabilities	996	108	567

Net cash provided by operating activities	961	19,404	5,896

Cash Flows from Investing Activities
Purchases of securities available for sale	(91,275)	(97,748)	(86,449)
Proceeds from maturities of securities available for sale	60,231	35,744	81,144
Proceeds from sales of securities available for sale	44,045	40,247	—
Net increase (decrease) in money market funds	108	9,367	(10,001)
Purchase of Federal Home Loan Bank stock	(285)	(29)	(328)
Net increase in loans	(272,084)	(124,691)	(137,737)
Purchase of premises and equipment	(12,222)	(4,268)	(4,927)
Proceeds from sales of premises and equipment	17	23	365
Cash paid for other real estate owned	(430)	—	—
Surrender of Bank owned life insurance	587	—	—
Cash paid for acquisition, net (Note 2)	(15,171)	—	—

Net cash used in investing activities	(286,479)	(141,355)	(157,933)

Cash Flows from Financing Activities
Net increase in deposits	237,260	73,135	179,889
Net increase (decrease) in other borrowed funds, federal funds purchased and securities sold under repurchase agreements	(4,470)	12,095	7,794
Proceeds from issuance of junior subordinated debt	27,500	—	5,000
Repayment of junior subordinated debt	(7,500)	—	—
Proceeds from stock issuance	10,682	—	4,897
Proceeds from sale of treasury stock	—	—	2
Stock options redeemed	(356)	—	—
Excess tax benefit related to option exercises	3,529	—	—
Proceeds from exercise of stock options	4,579	2,365	3,825

Net cash provided by financing activities	271,224	87,595	201,407

Increase (decrease) in cash and cash equivalents	(14,294)	(34,356)	49,370
Cash and cash equivalents, beginning	49,773	84,129	34,759

Cash and cash equivalents, ending	$35,479	$49,773	$84,129

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of amount capitalized	$31,820	$15,428	$8,374
Cash payments for taxes	$9,379	$8,762	$3,513
Supplemental Disclosure of Noncash Investing and Financing Activities
Other real estate acquired in settlement of loans	$308	$—	$600
Loan originated to finance sale of other real estate owned	$—	$617	$—
Issuance of replacement stock options in acquisition	$2,772	$—	$—

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share information)

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of banking activities

Silver State Bancorp (the “Company”) is a bank holding company headquartered in Henderson, Nevada, providing a full range of banking services to commercial and consumer customers. The Company has two consolidated wholly-owned subsidiaries. Silver State Bank is a Nevada State chartered bank providing a full range of commercial and consumer bank products through ten branches located in the Las Vegas, Nevada metropolitan area. On September 5, 2006, the Company acquired a second subsidiary, Choice Bank, with two full-service branches. The Company also operates loan production offices in six western states. The Company’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

A summary of the significant accounting policies of the Company and its subsidiaries are as follows:

Basis of financial statement presentation and accounting estimates

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of servicing rights.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Silver State Bancorp and its wholly-owned subsidiaries, Silver State Bank and Choice Bank. Choice Bank was acquired on September 5, 2006. Thus, the income statement includes the revenues and expenses of Choice Bank for the period from the acquisition date to December 31, 2006. Certain trust subsidiaries (Note 12) do not meet the criteria for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, as amended. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from loans originated by the Company, deposits and other borrowed funds are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities available for sale

Securities classified as available for sale are those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are reported at fair value with unrealized gains or losses reported as other

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

comprehensive income (loss), net of the related deferred taxes. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale

Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. All of our loans held for sale are commercial loans. They are reported at the lower of aggregate cost or fair value. Gains or losses on the sale of loans are recognized pursuant to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company’s loans held for sale consist primarily of Small Business Administration (SBA) loans, which are fully funded. Upon the sale of a loan, the Company will generally sell the guaranteed portion of the loan and retain the unguaranteed portion as a loan held for investment. The Company may also sell the unguaranteed portion. The Company also generally retains the right to service the loans sold. All sales are made without recourse. The Company issues various representations and warranties associated with the sale of loans. The Company has not incurred any significant losses resulting from these provisions.

Loans

Loans are stated at the amount of unpaid principal, reduced by unearned net loan fees and allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in southern Nevada. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In addition, regulatory agencies, as an integral part of their examination processes, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired,

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to FASB Statement No. 5, Accounting for Contingencies.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Other personal loans are typically charged off no later than 90 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized under the effective interest method. The Company is amortizing these amounts over the contractual life of the loan. Commitment fees, based upon a percentage of a customer’s unused line of credit, and fees related to standby letters of credit are generally recognized over the commitment period.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in valuation allowance are included in other expense.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Servicing rights

The Company generally retains the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. The Company generally receives a standard fee for providing this servicing function. The cost allocated to the servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying consolidated balance sheets.

Servicing rights are periodically evaluated for impairment. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. No impairments were recognized during the years ended December 31, 2006, 2005, and 2004.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed principally by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Depreciation and amortization is computed using the following estimated lives:

Years
Premises and improvements	5 – 30
Equipment, furniture and fixtures	3 – 10
Leasehold improvements	2 – 10

Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans, or 5% of advances from FHLB. This stock is recorded at cost, which is also the redemption value.

Goodwill and core deposit intangible

The Company has engaged in the acquisition of a financial institution which is discussed more fully in Note 2. The Company paid an amount in excess of the fair value of the net assets acquired, which has been recorded as goodwill and core deposit intangible. In connection with the acquisition, the Company recorded the excess of the purchase price over the estimated fair value of the assets received and liabilities assumed as goodwill pursuant to Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (SFAS 141). The Company will annually review the goodwill recorded for the acquisition for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, on October 1. Goodwill is not being amortized whereas identifiable intangible assets with finite lives are amortized over their useful lives.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

In addition to goodwill, a core deposit intangible was separately recognized based on the cumulative present value benefit of acquiring deposits versus an alternative source of funding for the premium related to the core deposits of the bank acquired. The core deposit intangible is subject to amortization over its estimated useful life of 15 years.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock splits

On July 15, 2005, the Company’s Board of Directors approved a 2-for-1 common stock split that resulted in the issuance of 6,074,999 additional shares to shareholders of record as of July 29, 2005. All stock option, share and per share information has been retroactively adjusted to reflect this stock split.

On May 28, 2004, the Company’s Board of Directors approved a 4-for-1 common stock split that resulted in the issuance of 4,532,868 additional shares to shareholders of record as of May 28, 2004. All stock option, share and per share information has been retroactively adjusted to reflect this stock split.

Advertising costs

Advertising costs are expensed as incurred.

Stock option plans

On September 20, 2006, stockholders of the Company approved the 2006 Omnibus Equity Plan (the “2006 Plan”). The 2006 Plan authorizes the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and performance share cash only awards. The 2006 Plan authorized the issuance of 579,810 shares of Silver State Bancorp common stock, representing the total number of shares remaining available for stock option grants under Silver State Bancorp’s 1997 Stock Option Plan, 1998 Stock Option Plan, and 2004 Stock Option Plan. With the approval of the 2006 Plan, no additional awards will be granted under the 1997, 1998, and 2004 plans. The aggregate number of shares underlying awards granted to any participant in a single year may not exceed 125,000. As of December 31, 2006, the total number of awards remaining to be granted under the 2006 Plan was 333,750.

Incentive and non-qualified stock options are granted with an exercise price equal to the closing stock price of the Company’s stock at the date of grant; those options generally vest based on four years of continuous service and have 10-year contractual terms.

Effective January 1, 2006 (the “adoption date”), the Company adopted the provisions of FASB Statement No. 123 revised 2004, or (SFAS 123R), Share-Based Payment. SFAS 123R requires compensation costs relating to share-based payment transactions to be recognized in the financial statements. Prior to the adoption of SFAS 123R, the Company accounted for stock option grants using the recognition and measurement principles of

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Other than as discussed in Note 14, no stock-based compensation was reflected in net income for the years ended December 31, 2005 and 2004, respectively, as all options are required by the Plan to be granted with an exercise price equal to the fair value of the underlying common stock on the date of grant. Prior period financial statements have not been adjusted to reflect fair value of share-based compensation expense under SFAS 123R.

Also prior to the adoption of SFAS 123R, the Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share as if the value of the options were calculated at fair value. The Company utilizes the Black-Scholes model to calculate the fair value of stock options. The Company has adopted SFAS 123R using the modified prospective method. Under the Company’s transition method, SFAS 123R applies to new awards and to awards that were outstanding on the adoption date that are subsequently modified, repurchased or cancelled. In addition, the expense recognition provision of SFAS 123R applies to options granted prior to the adoption date that were unvested at the adoption date.

For the year ended December 31, 2006, the Company recognized $319 in compensation expense for stock options pursuant to SFAS 123R. In addition, the Company granted 900 shares of common stock to the Board of Directors of Choice Bank in 2006. These shares were fully vested on the date of grant. The Company recorded $22 of director’s expense for the year ended December 31, 2006.

Pursuant to SFAS 123R, the tax benefit associated with the exercise of non-qualified stock options is now reflected as a financing activity in the statement of cash flows, rather than as an operating activity. The related amount reflected as a financing activity for 2006 was $3,529.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation prior to the adoption date:

	2005	2004
Net income:
As reported	$15,627	$8,518
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects (Note 14)	1,042	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,615)	(408)

Pro forma	$14,054	$8,110

Basic income per share:
As reported	$1.27	$0.72
Pro forma	$1.14	$0.69

Diluted income per share:
As reported	$1.19	$0.70
Pro forma	$1.07	$0.67

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Earnings per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Components used in computing EPS for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
Net income	$20,876	$15,627	$8,518

Average number of common shares outstanding	13,173,918	12,353,391	11,831,392
Effect of dilutive options	576,723	799,908	363,116

Average number of dilutive shares outstanding	13,750,641	13,153,299	12,194,508

Basic EPS	$1.58	$1.27	$0.72
Diluted EPS	$1.52	$1.19	$0.70

Off-balance-sheet instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair value of financial instruments

FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2006 and 2005. The estimated fair value amounts for 2006 and 2005 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be significantly different than the amounts reported at each year-end.

The information in Note 18 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash, amounts due from banks and federal funds sold approximate fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The Company’s subsidiary bank is a member of the FHLB system and maintains an investment in capital stock of the FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Loans held for sale

Fair values are based on quoted market prices of similar loans sold to investors or current buying commitments from investors.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fixed rate loans accounted for approximately 4% and 5% of total loans as of December 31, 2006 and 2005, respectively. Loans are generally expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate fair value.

Deposit liabilities

The fair value disclosed for demand deposits is by definition equal to the amount payable on demand at their reporting date (that is, their carrying amount). The carrying amount for variable-rate deposit accounts approximates fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on these deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Securities sold under repurchase agreements

The carrying amounts reported in the consolidated balance sheets for securities sold under repurchase agreements approximate fair value.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Other borrowed funds

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt approximate fair value as they are variable rate instruments.

Off-balance-sheet instruments

Fair values for the Company’s off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Current accounting developments

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for servicing of financial assets. SFAS 156 clarifies when a servicer should separately recognize servicing assets and servicing liabilities and permits an entity to choose either the “Amortization Method” or “Fair Value Measurement Method” for subsequent measurement of each class of such assets and liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not issued financial statements. The Company will implement this standard as of January 1, 2007. The Company currently uses the Amortization Method to account for servicing rights and expects to continue this practice after implementation of SFAS 156. Therefore, the adoption of this standard will not have a significant impact on its financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Income Tax Uncertainties (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more likely than not” to be sustained by the taxing authority. The literature also provides guidance on de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 will be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The Company does not expect the adoption of this standard will have a significant impact on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157 there is now a common definition of fair value to be used throughout generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on its financial statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”), to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the EITF in Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance (EITF 06-5). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. Amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. Amounts that are recoverable by the policyholder in periods beyond one year from the surrender of the policy should be discounted utilizing an appropriate rate of interest. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective, however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and the Company is currently assessing the financial impact this statement will have on our financial statements.

Reclassifications

Certain amounts in the balance sheet as of December 31, 2005 and the statements of income for the years ended December 31, 2005 and 2004 were reclassified to conform to the presentation adopted as of and for the year ended December 31, 2006. There was no effect on previously reported net income or stockholders’ equity.

Note 2. Acquisition

Effective September 5, 2006, the Company acquired 100% of the outstanding common stock of Choice Bank (“Choice”), headquartered in Scottsdale, Arizona. At the date of acquisition, Choice became a wholly-owned subsidiary of the Company. The Stock Purchase Agreement (the “Agreement”) was entered into on March 29, 2006 and, pursuant to that Agreement, the Choice shareholders received $27.50 in cash for each share of Choice common stock for a total purchase price of $31,556. Under the terms of the agreement, 1,032,106 shares of Choice common stock were paid out. In addition, Choice stock option holders were granted the option of either converting their vested options into Company stock options or receiving cash consideration in the amount of $27.50 per option share less the exercise price. The total number of replacement options issued were 166,160 (see also Note 14) for a total fair value cost of $2,772. The replacement options issued were 100% vested on the date of grant.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

The consolidated balance sheet and statement of income as of and for the period ended December 31, 2006, contained in the Company’s financial statements, include the total assets, liabilities, and net income of Choice. The primary purpose for the merger was to increase the Company’s presence in Arizona.

As of September 5, 2006, the following shows the condensed balance sheet amounts assigned to the assets and liabilities of Choice Bank, including all purchase adjustments at the time of acquisition:

Cash and cash equivalents	$13,613
Securities	4,425
Loans, net of allowance of $ 663	97,623
Goodwill and core deposit intangible	20,098
Other assets	2,379
Deposits	(103,546)
Deferred taxes	(700)
Other liabilities	(2,336)

Net assets acquired	$31,556

The merger was accounted for under the purchase method of accounting in accordance with SFAS 141. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the merger date, September 5, 2006, as summarized below:

Cash consideration	$28,652
Fair value of replacement options (see Note 14)	2,772
Direct costs of acquisition	132

Total purchase price and acquisition costs	31,556
Less fair value of Choice Bank net tangible assets acquired	(11,458)
Less fair value of core deposit intangible	(1,164)

Goodwill resulting from transaction	$18,934

As a result of the Choice acquisition, the Company recorded $1,164 for the core deposit intangible. The Company has determined the final value and amortization period with the assistance of an independent valuation consultant. As of September 5, 2006, the amortization period of the Choice core deposit intangible was estimated to be 15 years. Amortization expense on the Choice core deposit intangible is recorded as of December 31, 2006 in the amount of $64. The Company estimates the amortization expense for the next five years as follows: 2007: $182; 2008: $165; 2009: $148; 2010: $130 and 2011: $113.

None of the goodwill will be deductible for income tax purposes.

Certain amounts, including goodwill, are subject to change when the determination of the asset and liability values are finalized.

Note 3. Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank.

The total of those reserve balances was approximately $751 and $633 at December 31, 2006 and 2005, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 4. Securities

Carrying amounts and fair values of securities available for sale at December 31 are summarized as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$9,484	$12	$—	$9,496
U.S. Government-sponsored agencies	50,158	42	(162)	50,038
Mortgage backed securities	3,840	27	(28)	3,839
Money market funds	1,994	—	(43)	1,951

	$65,476	$81	$(233)	$65,324

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$7,499	$—	$(73)	$7,426
U.S. Government-sponsored agencies	62,355	—	(665)	61,690
Mortgage backed securities	2,080	7	(57)	2,030
Money market funds	2,101	—	—	2,101

	$74,035	$7	$(795)	$73,247

The amortized cost and fair value of securities as of December 31, 2006 by contractual maturities are shown below. Given certain interest rate environments, some or all of these securities may be called by their issuers prior to the scheduled maturities. Maturities may differ from contractual maturities in mortgage backed securities because the mortgages underlying the securities may be called or repaid without penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$29,032	$28,831
Due after one year through five years	32,604	32,654
Mortgage backed securities	3,840	3,839

	$65,476	$65,324

Gross realized gains and losses of $17 and $23, respectively, were recorded on the sales of securities during the year ended December 31, 2006. Gross realized gains and losses of $7 and $13, respectively, were recorded on the sales of securities during the year ended December 31, 2005. There were no gross realized gains associated with available for sale securities during the year ended December 31, 2004. Securities available for sale with a carrying amount of approximately $59,000 and $64,915 at December 31, 2006 and 2005, respectively, were pledged to secure borrowings, and for other purposes required or permitted by law.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	2006
	Less than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$—	$—	$—	$—
U.S. Government-sponsored agencies	6	12,473	156	23,708
Mortgage backed securities	—	—	28	1,123
Money Market Funds	—	—	43	1,951

	$6	$12,473	$227	$26,782

	2005
	Less than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$—	$—	$73	$7,426
U.S. Government-sponsored agencies	145	25,410	520	36,280
Mortgage backed securities	39	1,186	18	568

	$184	$26,596	$611	$44,274

Management evaluates securities for other than temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Sixteen and twenty one debt securities have unrealized losses with aggregate depreciation of approximately 1% and 2% from the Company’s amortized cost-basis at December 31, 2006 and 2005, respectively. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 5. Loans

The composition of the Company’s net loans as of December 31 is as follows:

	2006	2005 (1)
Commercial and industrial	$109,134	$68,904
Real estate:
Commercial	206,744	195,754
Construction, land development, and other land loans	620,167	369,197
Single family residential	80,280	13,720
Consumer installment	5,789	3,504
Leases, net of unearned income	411	264

Gross Loans	1,022,525	651,343
Less net deferred loan fees	(6,882)	(5,164)
Less allowance for loan and lease losses	(11,200)	(8,314)

Net Loans	$1,004,443	$637,865

(1)	Certain amounts in 2005 have been reclassified to be consistent with 2006 classifications and banking regulatory classification guidance. There was no change in gross loans as previously reported.

Information about impaired and nonaccrued loans as of and for the years ended December 31 is as follows:

	2006	2005
Impaired loans with a valuation allowance	$938	$1,689
Impaired loans without a valuation allowance	—	—

Total impaired loans	$938	$1,689

Related allowance for loan losses on impaired loans	$149	$725
Nonaccrual loans	$132	$1,217
Loans past due 90 days or more and still accruing	$—	$—
Average balance of impaired loans during the year (based on quarter-end balances)	$926	$1,885
Interest income recognized during the year on impaired loans	$111	$89

Approximately $29 of the impaired loans at December 31, 2006 are guaranteed by the SBA. The Company is not committed to lend significant additional funds on these impaired loans as of December 31, 2006.

The balance of SBA loans serviced for others was $62,916 and $52,221 at December 31, 2006 and 2005, respectively. Custodial balances maintained in connection with loan servicing, and included in other liabilities, were approximately $519 and $435 at December 31, 2006 and 2005, respectively. Information regarding servicing assets related to SBA loans at December 31 is as follows:

	2006	2005	2004
Balance, beginning	$626	$468	$302
Capitalized	328	413	319
Amortization	(249)	(255)	(153)

Balance, ending	$705	$626	$468

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, are as follows:

	2006	2005	2004
Balance, beginning	$8,314	$6,051	$4,768
Acquisition (see Note 2)	663	—	—
Provision charged to operating expense	2,821	2,350	1,750
Less amounts charged off	(664)	(178)	(595)
Recoveries	66	91	128

Balance, ending	$11,200	$8,314	$6,051

Note 7. Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2006	2005
Land	$12,956	$8,194
Premises and improvements	16,768	8,143
Furniture and fixtures	3,822	2,964
Equipment	3,692	1,512
Leasehold improvements	275	342
Construction in progress	189	3,442

	37,702	24,597
Less accumulated depreciation and amortization	(5,669)	(4,605)

	$32,033	$19,992

The Company completed the construction of a facility during the year ended December 31, 2006 of which $219 of interest expense related to the construction of the branch was capitalized.

Note 8. Securities Sold Under Agreements to Repurchase and Federal Funds Purchased

The Company enters into sales of securities under agreements to repurchase which generally mature within one day. The obligations to repurchase securities sold are reported as liabilities in the accompanying consolidated balance sheets and are approximately $13,602 and $22,072 as of December 31, 2006 and 2005, respectively. The dollar amount of securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are U.S. Agencies. During the year ended December 31, 2006, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $12,635 and $563, respectively, resulting in an average rate paid of 4.46%. During the year ended December 31, 2005, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $15,036 and $477 respectively, resulting in an average rate paid of 3.17%. During the year ended December 31, 2004, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $13,046 and $262, respectively, resulting in an average rate paid of 2.01%.

The Company has also entered into five agreements with other lending institutions under which it can purchase up to approximately $85 million of federal funds. The interest rate charged on borrowings is determined by the lending institutions at the time of borrowing. All lines are unsecured. The agreements can be terminated by the lending institutions at any time. There were no balances outstanding under these agreements at December 31, 2006 or 2005.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 9. Income Tax Matters

The cumulative tax effects of the primary temporary differences as of December 31 are shown in the following table:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$3,950	$2,640
Stock compensation expense	30	561
Unrealized loss on securities available for sale	51	276
Accrued expenses	179	126
Other	378	19

Total deferred tax assets	4,588	3,622

Deferred tax liabilities:
Premises and equipment	964	486
Core deposit intangible	407	—
Deferred loan costs	213	175
Other	563	171

Total deferred tax liabilities	2,147	832

Net deferred tax asset	$2,441	$2,790

At December 31, 2006 and 2005, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years on future operations.

The provision for income taxes charged to operations for the years ended December 31 consist of the following:

	2006	2005	2004
Current expense	$12,319	$9,630	$4,709
Deferred taxes (benefit)	(576)	(1,349)	(245)

	$11,743	$8,281	$4,464

The income tax provision differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the years ended December 31, 2006, 2005, and 2004 due to the following:

	2006	2005	2004
Computed “expected” tax expense	$11,417	$8,368	$4,544
State income taxes, net of federal tax benefits	159	28	5
Non deductible expenses	233	95	85
Other	(66)	(210)	(170)

	$11,743	$8,281	$4,464

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 10. Deposits

At December 31, 2006, the scheduled maturities of time certificates are as follows:

2007	$337,665
2008	19,005
2009	2,353
2010	1,011
2011	2,096

$362,130

At December 31, 2006, one customer balance totaling $96,455 comprised 10% of total deposits. At December 31, 2005, two customer balances totaling $96,116 comprised 14% of total deposits.

At December 31, 2006 the Company had $30,000 in brokered certificates of deposit. The Company did not have any brokered certificates of deposit at December 31, 2005.

As of December 31, 2006 and 2005, approximately $56,440 and $112,888, respectively, of the Company’s non-interest bearing demand deposits consisted of demand accounts maintained by title insurance and qualified intermediary companies. The Company provides an analysis earnings credit for these customers, which is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any internal charges incurred, which are comprised of common deposit service charges. External services are then purchased on behalf of these customers based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The expense of these external services totaled $378, $201 and $164 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in customer service expense in the accompanying consolidated statements of income.

Note 11. Other Borrowed Funds

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. Pursuant to collateral agreements with the FHLB, advances are collateralized by qualifying loans in the amount of $87,281 and $74,902 at December 31, 2006 and 2005, respectively. FHLB borrowings may be subject to prepayment penalties. The remaining borrowing capacity at December 31, 2006 with the FHLB was approximately $25,617. Advances at December 31 have maturity dates as follows:

Maturity Date	Interest Rate as of December 31, 2006	2006		2005
		Long Term	Short Term	Long Term	Short Term
2006	2.69% - 4.75%	$—	$—	$9,000	$5,000
2007	3.46% - 5.48%	10,000	8,000	10,000	—
2008	3.67%	10,000	—	10,000	—
2009	4.67% - 5.22%	20,000	—	10,000	—
2010	4.75%	10,000	—	10,000	—

		$50,000	$8,000	$49,000	$5,000

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 12. Junior Subordinated Debt

The Company has formed five statutory business trusts which exist for the exclusive purpose of issuing Cumulative Trust Preferred Securities. All of the funds raised from the issuance of these securities were passed to the Company and are reflected in the accompanying consolidated balance sheets as junior subordinated debt. Information about junior subordinated debt as of and for the years ended December 31 is as follows:

Name of Trust	Interest Rate	First Redemption Date	Maturity	2006	2005
Silver State Capital Trust I	6-month LIBOR plus 3.75%	12/08/2006	12/08/2031	$—	$7,732
Silver State Capital Trust II	3-month LIBOR plus 3.25%	04/24/2008	04/24/2033	5,155	5,155
Silver State Capital Trust III	3-month LIBOR plus 2.75%	04/07/2009	04/06/2034	5,155	5,155
Silver State Capital Trust IV	3-month LIBOR plus 1.60%	09/30/2011	09/30/2036	20,619	—
Silver State Capital Trust V	3-month LIBOR plus 1.62%	03/01/2012	03/01/2037	7,732	—

				$38,661	$18,042

In the event of certain changes or amendments to regulatory requirements or Federal tax rules, the debt is redeemable in whole. The obligations under these instruments are fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. The Trust preferred securities qualify as Tier I Capital for the Company, subject to certain limitations, with the excess being included in total capital for regulatory purposes.

Note 13. Commitments and Contingencies

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of December 31 is as follows:

	2006	2005
Commitments to extend credit	$381,758	$241,690
Standby letters of credit	5,391	5,348

	$387,149	$247,038

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, undeveloped land, residential real estate and income-producing commercial properties. As of December 31, 2006, unsecured loan commitments are approximately $34,789.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. As of December 31, 2006, the balance of unsecured standby letters of credit is $60. Essentially all letters of credit issued have expiration dates within four years. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, thereafter the related liability is evaluated pursuant to SFAS 5. The total liability for financial instruments with off-balance sheet risk as of December 31, 2006 and 2005 was approximately $141 and $125, respectively.

Lease commitments

The Company leases certain premises under non cancelable operating leases. Minimum future rental payments under these leases for each of the next five years and in the aggregate are as follows:

Year ending December 31:
2007	$926
2008	731
2009	667
2010	589
2011	601
Thereafter	3,012

$6,526

Rental expense from these operating leases was $711, $653 and $624 for the years ended December 31, 2006, 2005 and 2004, respectively.

Concentrations

The Company grants commercial, construction, real estate and consumer loans to customers through its ten branches located in the Las Vegas, Nevada metropolitan area. The Company’s business is primarily concentrated in southern Nevada, and the loan portfolio includes significant credit exposure to the general economy and real estate industry of this area. The Company’s real estate portfolio is secured by office buildings, land held for development, undeveloped land, single family homes and other real property located primarily in southern Nevada. At December 31, 2006 and 2005, real estate loans accounted for approximately 89% of the total loans in both years. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

We have a high concentration in real estate construction and land loans. At December 31, 2006, approximately 35% of our real estate loans were classified as real estate construction loans and 34% of our real estate loans were classified as land loans. In addition, commercial real estate loans represent approximately 23% of our total real estate loans as of December 31, 2006. Of our commercial real estate loans, approximately 57% are owner-occupied.

Approximately 4% and 3% of the Company’s loans were unsecured as of December 31, 2006 and 2005, respectively. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

Note 14. Stock Options

The Company has adopted the 2006 Omnibus Equity Plan (See Note 1) under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans allow for the granting of 579,810 incentive and non-qualifying stock options as those terms are defined in the Internal Revenue Code.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. The Company estimates the expected life of each stock option on historical and expected behavior of the Company’s employees. The volatility estimate is based on the historical volatility of the Company’s stock using a period equal to the expected life of the option. The risk-free rate is based on the yield on a zero coupon U.S. Treasury bond with a maturity equal to the expected life of the option. The dividend yield is estimated to be zero based on the Company’s current intention not to issue dividends for the foreseeable future.

	2006 Replacement Options	2006	2005	2004
Risk free interest rate	4.80%	4.61%	3.09%	3.09%
Dividend yield	0%	0%	0%	0%
Expected life	2 years	4 years	4 years	4 years
Volatility	52%	49%	23%	23%
Fair value per optional share	$17.26	$9.68	$2.69	$1.35

A summary of stock option activity during the year ended December 31, 2006 is as follows:

	Shares	Weighted- average exercise price
Outstanding options, beginning of year	1,382,650	$7.39
Granted	175,150	22.30
Replacement stock options issued in acquisition	166,160	8.84
Exercised	(717,690)	7.40
Forfeited	(7,200)	11.25

Outstanding options, end of year	999,070	10.22

Options exercisable, end of year	707,970	$7.26

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Other than the replacement options granted (see Note 2), all stock options granted under the Plans expire 10 years after the date of grant and vest 25% per year over four years. In December 2005, the Company accelerated the vesting on 975,000 stock options. As a result of this modification, the Company recognized stock options expense of $1,603 in 2005 in accordance with APB 25. Also, as a result, the Company is not required to record any stock option expense under SFAS 123R related to these modified options.

The weighted average remaining contractual term of outstanding options as of December 31, 2006 was 7 years, with an aggregate intrinsic value of $15,766. The weighted average remaining contractual term of options exercisable at December 31, 2006 was 7 years, with an aggregate intrinsic value of $13,266.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $10,818. The aggregate fair value of options vested during year was $1,026.

As of December 31, 2006, there was $900 of total unrecognized compensation cost related to nonvested share-based compensation arrangements.

Note 15. Regulatory Capital Requirements

Federal and banking regulations place certain restrictions on dividends paid by the Bank to the Holding Company. The Company (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes the Company and the Banks meet all capital adequacy requirements to which they are subject as of December 31, 2006.

As of December 31, 2006, the most recent notification from the federal banking agencies categorized the Company and the Banks as well capitalized as defined by the banking agencies. To be categorized as well capitalized, the Company and the Banks must maintain total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table below. As of December 31, 2006, the Company and the Banks meet the regulatory guidelines to be categorized as well capitalized.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

The actual capital amounts and ratios for the Banks and the Company as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk Weighted Assets)
Company	$135,509	11.6%	$93,510	8.0%	$116,888	10.0%
Silver State Bank	$112,106	10.7%	$84,027	8.0%	$105,034	10.0%
Choice Bank	$12,357	10.4%	$9,459	8.0%	$11,824	10.0%
Tier I Capital (to Risk Weighted Assets)
Company	$122,235	10.5%	$46,755	4.0%	$70,133	6.0%
Silver State Bank	$101,615	9.7%	$42,014	4.0%	$63,020	6.0%
Choice Bank	$11,507	9.7%	$4,730	4.0%	$7,094	6.0%
Tier I Capital (to Average Assets)
Company	$122,235	10.5%	$46,427	4.0%	$58,033	5.0%
Silver State Bank	$101,615	9.9%	$40,896	4.0%	$51,119	5.0%
Choice Bank	$11,507	8.4%	$5,452	4.0%	$6,815	5.0%

As of December 31, 2005:
Total Capital (to Risk Weighted Assets)
Company	$90,145	12.2%	$58,977	8.0%	$73,721	10.0%
Silver State Bank	$87,250	11.9%	$58,806	8.0%	$73,508	10.0%
Tier I Capital (to Risk Weighted Assets)
Company	$80,258	10.9%	$29,488	4.0%	$44,232	6.0%
Silver State Bank	$78,811	10.7%	$29,403	4.0%	$44,105	6.0%
Tier I Capital (to Average Assets)
Company	$80,258	10.4%	$30,905	4.0%	$38,631	5.0%
Silver State Bank	$78,811	10.2%	$30,836	4.0%	$38,545	5.0%

Additionally, the State of Nevada banking regulations restrict the distribution of the net assets of Silver State Bank because such regulations require the sum of the Bank’s stockholder’s equity and allowance for loan losses to be at least 6% of the average of the Bank’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $52,155 of Silver State Bank’s stockholder’s equity was restricted as of December 31, 2006.

Note 16. Employee Benefit Plans

401(k) plan

The Company provides a 401(k) plan which covers substantially all of the Company’s employees who are eligible based upon age and length of service. A participant may elect to make contributions up to 12 percent of the participant’s annual compensation. The Company makes matching contributions at management’s discretion. The Company approved matching contributions of approximately $448, $282 and $180 for the years ended December 31, 2006, 2005 and 2004, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Life insurance

The Bank has purchased life insurance on certain key officers under a split dollar plan, whereby the Bank owns the cash surrender value and the officers’ beneficiaries share in death benefits. Total cash surrender value was approximately $858 and $1,394 at December 31, 2006 and 2005, respectively, and is included in other assets on the accompanying consolidated balance sheets.

Note 17. Loans and Other Transactions with Related Parties

Shareholders of the Company, officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Loan transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Annual activity consisted of the following:

	2006	2005
Balance, beginning	$21,003	$16,141
New loans	32,069	25,199
Repayments	(27,824)	(20,337)

Balance, ending	$25,248	$21,003

Total undisbursed loan commitments outstanding with related parties total approximately $6,292 and $5,364 at December 31, 2006 and 2005, respectively.

None of the loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2006 and 2005.

Other transactions

Choice Bank has an operating lease agreement with a related party. Lease payments are approximately $11 per month. The lease ends in May 2007 and has a renewable option for an additional five years. As of December 31, 2006, the Company has not renewed the lease. Rental expense recorded under this lease was approximately $53 for the year ended December 31, 2006.

The Company engages in contracts with a related party as the general contractor for the construction of bank office buildings. The total payments under these contracts were approximately $1,030, $5,100, and $900, respectively for the years in 2006, 2005 and 2004. $130 of the contract from 2006 is included in construction in progress at December 31, 2006 with an estimated completion date in 2007. The contract amount is $907.

During the year ended December 31, 2004, the Company purchased land from related parties in two separate transactions totaling approximately $2,300.

Deposits for related parties held by the Banks at December 31, 2006 and 2005 amounted to $45,759 and $33,704, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value of Financial Instruments

The carrying amount and estimated fair value of the Company’s financial instruments at December 31 is as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$35,479	$35,479	$49,773	$49,773
Securities available for sale	65,324	65,324	73,247	73,247
Federal Home Loan Bank stock	3,382	3,382	2,731	2,731
Loans held for sale	34,053	35,473	11,861	12,636
Loans, net	1,004,443	1,003,330	637,865	636,087
Accrued interest receivable	7,236	7,236	3,395	3,395
Financial Liabilities:
Deposits	986,271	987,897	645,465	645,537
Accrued interest payable	1,530	1,530	794	794
Securities sold under repurchase agreements	13,602	13,602	22,072	22,072
Other borrowed funds	58,000	57,328	54,000	54,000
Junior subordinated debt	38,661	38,661	18,042	18,042

Interest rate risk

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Fair value of commitments

The estimated fair value of fee income on letters of credit at December 31, 2006 and 2005 is insignificant. Loan commitments on which committed fixed interest rates are less than the current market rate are also insignificant at December 31, 2006 and 2005.

Note 19. Segment Reporting

The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The accounting policies of the segments are consistent with those described in Note 1. The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest income to assess the performance of the segments and make decisions about resources to be allocated to the segment. The Company does not have operating segments other than those reported. Parent company information is included in the other category, and is deemed to represent an overhead function rather than an operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

There are no significant transactions between operating segments other than transfers of loan participations at par value with no gain or loss.

The following is a summary of selected operating segment information as of and for the years ended December 31, 2006, 2005 and 2004:

	Silver State Bank	Choice Bank of Arizona	All Other	Intersegment Eliminations	Consolidated Company
2006:
Assets	$1,042,186	$165,332	$9,008	$(7,008)	$1,209,518
Gross Loans and deferred fees	892,013	123,630	—	—	1,015,643
Less: Allowance for loan losses	(10,366)	(834)	—	—	(11,200)

Net Loans	881,647	122,796	—	—	1,004,443

Deposits	863,838	129,441	—	(7,008)	986,271
Stockholders’ equity	101,511	31,571	(26,454)	—	106,628

Net interest income (loss)	$57,629	$1,586	$(1,865)	$—	$57,350
Provision for loan losses	2,650	171	—	—	2,821

Net interest income (loss) after provision for loan losses	54,979	1,415	(1,865)	—	54,529
Noninterest income	5,468	421	28	—	5,917
Noninterest expense	25,275	1,898	654	—	27,827

Income (loss) before income taxes	35,172	(62)	(2,491)	—	32,619
Income tax expense (benefit)	12,659	(23)	(893)	—	11,743

Net income (loss)	$22,513	$(39)	$(1,598)	$—	$20,876

	Silver State Bank	All Other	Intersegment Eliminations	Consolidated Company
2005:
Assets	$804,912	$2,569	$(1,184)	$806,297
Gross Loans and deferred fees	646,179	—	—	646,179
Less: Allowance for loan losses	(8,314)	—	—	(8,314)

Net Loans	637,865	—	—	637,865

Deposits	646,649	—	(1,184)	645,465
Stockholders’ equity	78,299	(14,605)	—	63,694

Net interest income (loss)	$42,427	$(1,102)	$—	$41,325
Provision for loan losses	2,350	—	—	2,350

Net interest income (loss) after provision for loan losses	40,077	(1,102)	—	38,975
Noninterest income	4,779	—	—	4,779
Noninterest expense	19,768	78	—	19,846

Income (loss) before income taxes	25,088	(1,180)	—	23,908
Income tax expense (benefit)	8,669	(388)	—	8,281

Net income (loss)	$16,419	$(792)	$—	$15,627

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

	Silver State Bank	All Other	Intersegment Eliminations	Consolidated Company
2004:
Assets	$699,360	$5,219	$(3,864)	$700,715
Gross Loans and deferred fees	523,391	—	—	523,391
Less: Allowance for loan losses	(6,051)	—	—	(6,051)

Net Loans	517,340	—	—	517,340

Deposits	576,194	—	(3,864)	572,330
Stockholders’ equity	55,501	(12,051)	—	43,450

Net interest income (loss)	$26,423	$(894)	$—	$25,529
Provision for loan losses	1,750	—	—	1,750

Net interest income (loss) after provision for loan losses	24,673	(894)	—	23,779
Noninterest income	4,542	—	—	4,542
Noninterest expense	15,106	233	—	15,339

Income (loss) before income taxes	14,109	(1,127)	—	12,982
Income tax expense (benefit)	4,840	(376)	—	4,464

Net income (loss)	$9,269	$(751)	$—	$8,518

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 20. Condensed Financial Statements of Parent Company

Balance Sheets

December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Cash and cash equivalents	$7,008	$1,184
Investment in consolidated subsidiaries	133,082	78,299
Other assets	5,792	2,674

Total assets	$145,882	$82,157

Accrued interest payable and other liabilities	$593	$421
Junior subordinated debt	38,661	18,042

Total liabilities	39,254	18,463
Stockholders’ equity	106,628	63,694

Total liabilities and stockholders’ equity	$145,882	$82,157

Statements of Income

For the years ended December 31, 2006, 2005 and 2004

(dollars in thousands)

	2006	2005	2004
Interest income	$10	$21	$—
Interest expense on junior subordinated debt	1,876	1,123	894

Net interest expense	(1,866)	(1,102)	(894)

Other income:
Income from consolidated subsidiaries	22,474	16,419	9,269
Miscellaneous income	29	—	—

Total other income	22,503	16,419	9,269

Operating expenses	(654)	(78)	(233)

Income before income tax benefit	19,983	15,239	8,142
Income tax benefit	893	388	376

Net income	$20,876	$15,627	$8,518

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

(dollars in thousands)

	2006	2005	2004
Cash Flows from Operating Activities
Net income	$20,876	$15,627	$8,518
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net undistributed earnings of consolidated subsidiaries	(22,474)	(16,419)	(9,269)
Depreciation and amortization	33	33	29
Tax benefit related to the exercise of stock options	—	873	772
Reissuance of treasury stock	100	—	—
Increase in other assets	996	(120)	(1,277)
Increase (decrease) in accrued liabilities and other liabilities	(3,357)	(40)	264

Net cash used in operating activities	(3,826)	(46)	(963)

Cash Flows from Investing Activities:
Investment in subsidiaries	—	(5,000)	(10,000)
Cash paid for acquistion, net	(28,784)	—	—

Net cash used in investing activities	(28,784)	(5,000)	(10,000)

Cash Flows from Financing Activities:
Proceeds from issuance of junior subordinated debt	27,500	—	5,000
Repayment of advances from junior subordinated debt	(7,500)	—	—
Proceeds from stock issuance	10,682	—	4,897
(Purchase) sale of treasury stock	—	—	2
Stock options redeemed	(356)	—	—
Excess tax benefit related to option exercises	3,529	2,365	3,825
Proceeds from exercise of stock options	4,579	—	—

Net cash provided by financing activities	38,434	2,365	13,724

Increase (decrease) in cash and cash equivalents	5,824	(2,681)	2,761
Cash and cash equivalents, beginning of year	1,184	3,865	1,104

Cash and cash equivalents, end of year	$7,008	$1,184	$3,865

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share information)

Note 21. Quarterly Data (Unaudited)

	Years Ended December 31,
	2006				2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$27,346	$23,773	$20,483	$18,304	$16,482	$15,584	$13,164	$11,856
Interest expense	10,582	9,216	6,865	5,893	4,797	4,367	3,510	3,087

Net interest income	16,764	14,557	13,618	12,411	11,685	11,217	9,654	8,769
Provision for loan losses	(804)	(817)	(600)	(600)	(600)	(650)	(600)	(500)

Net interest income after provision for loan losses	15,960	13,740	13,018	11,811	11,085	10,567	9,054	8,269
Non-interest income	1,875	1,736	934	1,372	1,210	1,180	1,183	1,206
Non-interest expenses(1)	(8,679)	(6,762)	(6,070)	(6,316)	(6,879)	(4,558)	(4,355)	(4,054)

Income before income taxes	9,156	8,714	7,882	6,867	5,416	7,189	5,882	5,421
Provision for income taxes	(3,479)	(3,071)	(2,769)	(2,424)	(1,956)	(2,454)	(2,020)	(1,851)

Net income	$5,677	$5,643	$5,113	$4,443	$3,460	$4,735	$3,862	$3,570

Basic	$0.42	$0.42	$0.39	$0.35	$0.28	$0.38	$0.32	$0.29

Diluted	$0.40	$0.40	$0.37	$0.34	$0.26	$0.36	$0.30	$0.28

(1)	The Company recognized stock option expense of $1,603 in the fourth quarter of 2005. See Note 14.

Note 22. Subsequent Events

On January 24, 2007, the shareholders of Silver State Bancorp approved an amendment to the Articles of Incorporation, increasing the authorized number of shares of common stock from 20,000,000 to 60,000,000 and creating a class of preferred stock in the amount of 10,000,000 that has a par value of $.001.

The Company granted 8,300 shares of restricted stock and 63,800 incentive stock options in January and February, 2007.

The Company’s Board of Directors unanimously reached a decision on December 13, 2006, to engage the Company in an initial public offering of the Company’s common stock. The public offering is expected to occur in the second quarter of 2007.

The Company entered into an employment agreement with its Chief Executive Officer on March 29, 2007. The agreement has a term of three years. The agreement provides for certain cash payments as a result of termination or change in control. The Company intends to enter into similar agreements with other key officers in the second quarter of 2007.

[SILVER STATE BANCORP LOGO]

[            ] Shares of Common Stock

PROSPECTUS

                    , 2007

SANDLER O’NEILL + PARTNERS, L.P.

HOWE BARNES HOEFER & ARNETT

Until                     , 2007, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	2,763
NASD filing fee	9,500
Nasdaq Global Market listing fee	105,000
Printing, postage and mailing	50,000
Legal fees and expenses	800,000
Accounting fees and expenses	275,000
Blue Sky fees and expenses	6,500
Transfer agent and registrar fees and expenses	11,500
Miscellaneous fees and expenses	25,000

TOTAL	1,285,263

Item 14.	Indemnification of Directors and Officers.

Article VII of the Articles of Incorporation of Silver State Bancorp provides that no director or officer shall be personally liable to the company or any of its stockholders or creditors for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of Nevada law.

As permitted by Nevada law, Article IX, Sections 1 and 2 of the Articles of Incorporation of Silver State Bancorp provide that Silver State Bancorp shall indemnify to the fullest extent permitted by Nevada law, any person who is or was or has agreed to become a director or officer of Silver State Bancorp, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of Silver State Bancorp against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Silver State Bancorp and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Nevada law does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Article IX, Section 3 of the Articles of Incorporation of Silver State Bancorp provides that Silver State Bancorp shall indemnify any present or former director or officer of Silver State Bancorp to the extent such person has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX, as described above, against all costs, charges and expenses actually and reasonably incurred by such person in connection therewith.

Article IX, Section 4 of the Articles of Incorporation of Silver State Bancorp provides that Silver State Bancorp shall indemnify any present or former director or officer of Silver State Bancorp that is made a witness to any action, suit or proceeding to which he or she is not a party by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of Silver State Bancorp against all costs, charges and expenses actually and reasonably incurred by such person or on such persons behalf in connection therewith.

Article IX, Section 11 of the Articles of Incorporation of Silver State Bancorp also empowers Silver State Bancorp to purchase and maintain insurance to protect itself and its directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not Silver State Bancorp would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Articles of Incorporation, provided that such insurance is available on acceptable terms as determined by a vote of the board of directors. Silver State Bancorp maintains Directors’ and Officers’ liability insurance consistent with such provisions of the Articles of Incorporation.

Article IX, Section 9 of the Articles of Incorporation of Silver State Bancorp also authorizes Silver State Bancorp to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in the Articles of Incorporation.

We have entered into an indemnification agreement with each of the following officers and/or directors of Silver State Bancorp: Bryan S. Norby, Corey L. Johnson, Brian M. Collins, Brian W. Cruden, Alan Knudson, Craig A. McCall, Thomas T. Nicholson, Phillip C. Peckman and Michael J. Threet. These indemnification agreements, among other things, provide that we will indemnify such director and/or officer with respect to his activities as a director, officer, employee or agent of Silver State Bancorp and/or as a person who is serving or has served at the request of Silver State Bancorp as a director, officer, agent or trustee of an entity affiliated with Silver State Bancorp against expenses incurred by him in connection with any legal proceeding to which he was, is or is threatened to be made a party by reason of facts which include such person having been such a director, officer, employee, agent or representative of the Company or an affiliated entity. In each case, the indemnification shall be to the extent of the highest and most advantageous to the indemnitee of one or any combination of the following:

•	the Articles of Incorporation or Code of Bylaws of Silver State Bancorp or its affiliated entity;

•	the benefits allowable under Nevada law or the law of the jurisdiction under which Silver State Bancorp exists at the time the expenses are incurred;

•	the benefits available under any liability insurance obtained by Silver State Bancorp; and

•	such other benefits as may otherwise be available to the indemnitee.

The indemnification agreements also provide for advancement of expenses to a director and/or officer who executes an undertaking on our behalf to repay amounts paid by us if is it ultimately determined that he is not entitled to indemnification. In addition, the indemnification agreements provide that we will maintain liability insurance for so long as such director and/or officer is covered under his respective agreement, provided and to the extent that such insurance is available on a basis acceptable to us. Notwithstanding the foregoing, we will not be required to provide indemnification under the indemnification agreements with respect to:

•

any claim as to which indemnitee has been determined to have acted with deliberate intent to cause injury to Silver State Bancorp or with reckless disregard for the best interests of the Silver State Bancorp;

•	any claim arising under Section 16(b) of the Securities Exchange Act pursuant to which indemnitee is obligated to pay any penalty, fine, settlement or judgment;

•	any obligation of indemnitee based upon or attributable to the indemnitee gaining in fact any personal gain, profit or advantage to which he was not entitled; or

•	subject to certain exceptions, any proceeding initiated by indemnitee without the consent or authorization of the board of directors.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2004, we issued the following securities that were not registered under the Securities Act. All share amounts have been adjusted to give effect to the four-for-one split of our common stock effected on June 15, 2004, and the two-for-one stock split effected on July 15, 2005. No underwriters were involved in the sales of any of the securities described below.

(a)	Issuances of Common Stock

(1)	On February 27, 2004, we completed a private placement in which we issued 701,760 shares of our common stock at $7.125 per share, resulting in gross proceeds of approximately $5.0 million. These securities were issued to an aggregate of 11 accredited investors in a private placement exempt from registration under Section 4(2) of the Securities Act.

(2)	On May 18, 2004, we issued 160 shares of our common stock to one of our employees at a purchase price of $7.125 per share. This sale was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

(3)	On January 4, 2006, we issued 4,545 shares of our common stock to one of our employees in consideration of such employee’s employment services. This sale was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

(4)	On April 19, 2006, we completed a private placement in which we issued 521,997 shares of our common stock at $20.50 per share, resulting in gross proceeds of approximately $10.7 million. These securities were issued to an aggregate of 25 accredited investors in a private placement exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

(5)	On November 15, 2006, we issued an aggregate of 900 restricted shares of our common stock to the Directors of Choice Bank pursuant to our 2006 Omnibus Equity Plan. This issuance was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 promulgated under the Securities Act.
(6)	On January 26, 2007, we issued an aggregate of 7,800 restricted shares to several of our employees. This issuance was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 promulgated under the Securities Act.
(7)	On February 28, 2007, we issued an aggregate of 500 restricted shares to several of our employees. This issuance was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 promulgated under the Securities Act.

(b)	Issuances of Stock Options to Executives and Directors

(1)	On July 22, 2004, we issued to certain of our executives and non-employee directors options to purchase an aggregate of 1,300,000 shares of our common stock at an exercise price of $7.65 per share in consideration for such executives’ and directors’ services to Silver State. This issuance was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

(2)	On May 22, 2006, we issued to an executive officer an option to purchase 5,000 shares of our common stock at an exercise price of $21.65 per share in consideration for such executive’s employments services. This issuance was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

(c)	Issuances of Stock Options to Employees

(1)	On July 22, 2004, we issued to certain of our employees options to purchase an aggregate of 204,800 shares of our common stock at an exercise price of $7.65 per share.

(2)	On August 23, 2004, we issued to one of our employees an option to purchase 200 shares of our common stock at an exercise price of $8.625 per share.

(3)	On October 11, 2004, we issued to one of our employees an option to purchase 2,000 shares of our common stock at an exercise price of $10.50 per share.

(4)	On December 1, 2004, we issued to one of our employees an option to purchase 200 shares of our common stock at an exercise price of $10.15 per share.

(5)	On March 21, 2005, we issued to one of our employees an option to purchase 5,000 shares of our common stock at an exercise price of $17.50 per share.

(6)	On May 17, 2005, we issued to one of our employees an option to purchase 2,000 shares of our common stock at an exercise price of $17.125 per share.

(7)	On June 20, 2005, we issued to one of our employees an option to purchase 1,000 shares of our common stock at an exercise price of $16.625 per share.

(8)	On June 21, 2005, we issued to one of our employees an option to purchase 2,000 shares of our common stock at an exercise price of $16.375 per share.

(9)	On July 19, 2005, we issued to one of our employees an option to purchase 1,000 shares of our common stock at an exercise price of $19.75 per share.

(10)	On September 2, 2005, we issued to one of our employees an option to purchase 16,000 shares of our common stock at an exercise price of $18.75 per share.

(11)	On December 1, 2005, we issued to one of our employees an option to purchase 10,000 shares of our common stock at an exercise price of $20.10 per share.

(12)	On January 25, 2006, we issued to several of our employees options to purchase an aggregate of 75,850 shares of our common stock at an exercise price of $19.55 per share.

(13)	On January 30, 2006, we issued to one of our employees an option to purchase 1,000 shares of our common stock at an exercise price of $19.60 per share.

(14)	On April 24, 2006, we issued to several of our employees options to purchase an aggregate of 2,500 shares of our common stock at an exercise price of $22.20 per share.

(15)	On May 8, 2006, we issued to one of our employees an option to purchase 1,000 shares of our common stock at an exercise price of $22.60 per share.

(16)	On May 24, 2006, we issued to one of our employees an option to purchase 8,000 shares of our common stock at an exercise price of $22.29 per share.

(17)	On June 5, 2006, we issued to one of our employees an option to purchase 1,000 shares of our common stock at an exercise price of $22.04 per share.

(18)	On June 21, 2006, we issued to one of our employees an option to purchase 500 shares of our common stock at an exercise price of $22.25 per share.

(19)	On July 26, 2006, we issued to one of our employees an option to purchase 1,300 shares of our common stock at an exercise price of $22.74 per share.

(20)	On September 5, 2006, we issued to several of our employees options to purchase an aggregate of 166,160 shares of our common stock at a weighted average exercise price of $8.84 per share pursuant to our merger with Choice Bank.

(21)	On September 6, 2006, we issued to several of our employees options to purchase an aggregate of 65,000 shares of our common stock at an exercise price of $25.09 per share.

(22)	On September 27, 2006, we issued to several of our employees options to purchase an aggregate of 9,500 shares of our common stock at an exercise price of $24.58 per share.

(23)	On October 25, 2006, we issued to several of our employees options to purchase an aggregate of 2,500 shares of our common stock at an exercise price of $24.70 per share.

(24)	On November 15, 2006, we issued to several of our employees options to purchase an aggregate of 2,000 shares of our common stock at an exercise price of $24.50 per share.
(25)	On January 26, 2007, we issued to several of our employees options to purchase an aggregate of 62,800 shares of our common stock at an exercise price of $26.00 per share.
(26)	On February 28, 2007, we issued to one of our employees an option to purchase an aggregate of 1,000 shares of our common stock at an exercise price of $25.00 per share.

Each of the sales described under “Issuances of Stock Options to Employees” above was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 promulgated under the Securities Act as the transactions were effected under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the foregoing securities were our employees and received the securities under our stock option plans and no consideration other than the continued employment or service by the employee was received by us in connection with any of these issuances of securities. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

(d)	Issuance of Debt Securities

(1)	On August 25, 2006, Silver State Bancorp issued $20.6 million aggregate principal amount of its Junior Subordinated Notes due in 2036 to Silver State Capital Trust IV, an unconsolidated statutory business trust subsidiary of Silver State Bancorp. Simultaneously, Silver State Capital Trust IV issued $20.0 million of trust preferred Securities to TWE, Ltd. This transaction was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

(2)	On December 5, 2006, Silver State Bancorp issued $7.7 million aggregate principal amount of its Junior Subordinated Notes due in 2037 to Silver State Capital Trust V, an unconsolidated statutory business trust subsidiary of Silver State Bancorp. Simultaneously, Silver State Capital Trust V issued $7.5 million of trust preferred securities to MMCapS Funding XVIII, Ltd. Sandler O’Neill & Partners, L.P. acted as placement agent. This transaction was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2).

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

EXHIBIT	DESCRIPTION
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Articles of Incorporation of Silver State Bancorp

3.2	Amended and Restated Code of Bylaws of Silver State Bancorp

4.1	Form of Common Stock Certificate*

5.1	Opinion of Kolesar & Leatham, Chtd.*

10.1	Silver State Bank 1997 Stock Option Plan

10.2	Silver State Bank 1997 Executive Stock Option Plan

10.3	Silver State Bank Amendment to 1997 Executive Stock Option Plan, dated July 29, 1998

10.4	Silver State Bank Amendment to 1997 Executive Stock Option Plan, dated June 16, 2004

10.5	Silver State Bank 1998 Stock Option Plan

10.6	First Amended and Restated Silver State Bancorp 2004 Stock Option Plan

10.7	Silver State Bancorp 2006 Omnibus Equity Plan

EXHIBIT	DESCRIPTION
10.8	Severance Agreement, dated May 22, 2006, between Silver State Bank and Kirk Viau
10.9	Employment Agreement, dated March 29, 2007, between Silver State Bancorp and Corey L. Johnson

10.10	Employment Agreement, dated April 3, 2007, between Silver State Bancorp and Michael J. Threet

10.11	Employment Agreement, dated April 3, 2007, between Silver State Bank and Calvin D. Regan

10.12	Employment Agreement, dated April 3, 2007, between Silver State Bank and Thomas J. Russell

10.13	Agreement and Plan of Merger, between Silver State Bancorp and Choice Bank, dated March 29, 2006*

10.14	First Amendment to Agreement and Plan of Merger, between Silver State Bancorp and Choice Bank, dated May 19, 2006*

21.1	List of Subsidiaries of Silver State Bancorp

23.1	Consent of Kolesar & Leatham, Chtd. (See Exhibit 5.1 to this Registration Statement)*

23.2	Consent of McGladrey & Pullen, LLP

24.1	Powers of Attorney (included in Signature Page of this Registration Statement)

*	To be filed by amendment.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification by Silver State Bancorp for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Silver State Bancorp pursuant to the foregoing provisions, or otherwise, Silver State Bancorp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Silver State Bancorp of expenses incurred or paid by a director, officer or controlling person of Silver State Bancorp in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Silver State Bancorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Silver State Bancorp pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on April 13, 2007.

Silver State Bancorp

By:	/s/ COREY L. JOHNSON
Corey L. Johnson
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Corey L. Johnson and Michael J. Threet, as their true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Form S-1 Registration Statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either one of his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, this Registration Statement, has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ COREY L. JOHNSON Corey L. Johnson	Director, President and Chief Executive Officer (Principal Executive Officer)	April 13, 2007

/s/ MICHAEL J. THREET Michael J. Threet	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	April 13, 2007

/s/ BRIAN M. COLLINS Brian M. Collins	Director	April 13, 2007

/s/ BRIAN CRUDEN Brian Cruden	Director	April 13, 2007

/s/ ALAN KNUDSON Alan Knudson	Director	April 13, 2007

/s/ CRAIG MCCALL Craig McCall	Director	April 13, 2007

/s/ THOMAS NICHOLSON Thomas Nicholson	Director	April 13, 2007

/s/ BRYAN S. NORBY Bryan S. Norby	Director	April 13, 2007

/s/ PHILLIP C. PECKMAN Phillip C. Peckman	Director	April 13, 2007